UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission file number 001-14775

DMC Global Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	**84-0608431**
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11800 Ridge Parkway, Suite 300, Broomfield, Colorado 80021
(Address of principal executive offices, including zip code)

(303) 665-5700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.05 Par Value	BOOM	The Nasdaq Global Select Market
Stock Purchase Rights		The Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act from their obligations under those sections. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated Filer ☒

Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 under the Act). Yes ☐ No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant was $281,030,947 as of June 30, 2024.

The number of shares of Common Stock outstanding was 20,241,851 as of February 18, 2025.

Certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's proxy statement for its 2025 Annual Meeting of Stockholders, which is expected to be filed with the Securities and Exchange Commission ("SEC") within 120 days of the close of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	2
Item 1A.	Risk Factors	16
Item 1B.	Unresolved Staff Comments	37
Item 1C.	Cybersecurity	38
Item 2.	Properties	38
Item 3.	Legal Proceedings	41
Item 4.	Mine Safety Disclosures	41
Part II		42
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	42
Item 6.	[Reserved]	44
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	45
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	58
Item 8.	Financial Statements and Supplementary Data	59
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	93
Item 9A.	Controls and Procedures	93
Item 9B.	Other Information	95
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	95
Part III		96
Item 10.	Directors, Executive Officers and Corporate Governance	96
Item 11.	Executive Compensation	96
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	96
Item 13.	Certain Relationships and Related Transactions, and Director Independence	96
Item 14.	Principal Accountant Fees and Services	96
Part IV		97
Item 15.	Exhibits and Financial Statement Schedules	97
Item 16.	Form 10-K Summary	100
Signatures		101

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference into it contain certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "continue," "project," "forecast," and similar expressions, as well as statements in the future tense, identify forward-looking statements. Statements addressing events or developments that we expect or anticipate will occur in the future, including statements relating to our future operating performance, any of our businesses' future financial and operational growth or technical and product expansions, the potential acquisition of the 40% minority interest in Arcadia Products, LLC ("Arcadia Products"), expected benefits from enhancements to our systems and applications, our backlog and anticipated future sales and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act.

Forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include those relating to:

- Changes in global economic conditions;

- The ability to obtain new contracts at attractive prices;

- The size and timing of customer orders and shipments;

- Product pricing and margins;

- Our ability to realize sales from our backlog and our ability to adjust our manufacturing and supply chain;

- Fluctuations in customer demand;

- Our ability to manage periods of growth and contraction effectively;

- General economic conditions, both domestic and foreign, impacting our business and the business of the end-market users we serve;

- Competitive factors;

- The timely completion of contracts;

- The timing and size of expenditures;

- The timely receipt of government approvals and permits;

- The price and availability of metal and other raw materials;

- The adequacy of local labor supplies at our facilities;

- Current or future limits on manufacturing capacity at our various operations;

- The impact of catastrophic weather events on our business and that of our customers;

- Our ability to successfully integrate acquired businesses;

- The ability to complete a sale, a merger or other business combination of a portion of DMC's business-unit assets, and/or a strategic investment;

- The ability to remain an innovative leader in our fields of business;

- The costs and impacts of pending or future litigation or regulatory matters;

- Changes to legislation, regulation or public sentiment related to our business and the industries in which our customers operate;

- The impacts of trade and economic sanctions or other restrictions imposed by the European Union, the United States or other countries;

- Costs and risks associated with compliance with laws and regulations, including the United States Foreign Corrupt Practices Act ("FCPA") and similar legislation;

- The availability and cost of funds;

- Fluctuations in foreign currencies;

- Actions of activist stockholders or others; and

- The impact of our stockholder protection rights agreement, which includes terms and conditions that could discourage a takeover or other transaction that stockholders may consider favorable.

The effects of these factors are difficult to predict. New factors emerge from time to time, and we cannot assess the potential impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. All forward-looking statements speak only as of the date of this annual report, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of such statement or to reflect the occurrence of unanticipated events. In addition, readers of this Annual Report on Form 10-K should refer to Part I, Item 1A — Risk Factors for a discussion of these and other factors that could materially affect our results of operations and financial condition.

ITEM 1.   Business

References made in this Annual Report on Form 10-K to "we", "our", "us", "DMC", "DMC Global" and the "Company" refer to DMC Global Inc. and its consolidated subsidiaries. Unless stated otherwise, all dollar figures in this report are presented in thousands (000s).

Overview

DMC Global Inc. ("DMC", "we", "us", "our", or the "Company") owns and operates Arcadia Products, DynaEnergetics and NobelClad, three innovative, asset-light manufacturing businesses that provide differentiated products and engineered solutions to segments of the construction, energy, industrial processing and transportation markets. Arcadia Products supplies architectural building products, including exterior and interior framing systems, windows, curtain walls, storefronts, doors, and interior partitions to the commercial construction market; it also supplies customized windows and doors to the high-end residential construction market. DynaEnergetics designs, manufactures and sells highly engineered products utilized by the global oil and gas industry principally for the perforation of oil and gas wells. NobelClad is a leader in the production of explosion-welded clad metal plates for use in the construction of corrosion resistant industrial processing equipment, as well as specialized transition joints for use in construction of commuter rail cars, ships, and liquified natural gas (LNG) processing equipment.

Arcadia Products uses a network of manufacturing, fabrication and distribution centers throughout the United States to sell its products, while DynaEnergetics and NobelClad operate globally through an international network of manufacturing, distribution and sales facilities. Refer to Note 11 within Part II, Item 8 — Financial Statements and Supplementary Data for net sales, operating income, and total assets for each of our segments.

Our Strategy

Our strategy is to maximize the value of our company by capitalizing on the unique strengths of each of our three businesses. Arcadia Products, which has established a differentiated model for its core commercial building products, serves a multi-billion dollar addressable market and is seeking to grow its position in its targeted markets throughout the western and southwestern United States. DynaEnergetics and NobelClad each have established leadership positions in their respective segments of the energy and industrial equipment industries, and both are pursuing various growth opportunities.

On January 29, 2024, we announced our Board of Directors (the "Board") had initiated a review of strategic alternatives for DynaEnergetics and NobelClad. The process formalized our ongoing efforts to unlock shareholder value. The Board retained financial advisors to assist in evaluating current strategies, operations, and capital structure, and considered sales, mergers, and other strategic combinations. On October 21, 2024, we announced that the Board was no longer actively marketing DynaEnergetics and NobelClad.

During 2024, we had several leadership changes across the Company and the Board. At our Arcadia Products business, James Chilcoff stepped down as President on October 8, 2024, and Christopher Scocos served as interim President until James Schladen returned to Arcadia as its President on February 3, 2025. On our Board, Simon Bates was named as a new independent director on June 23, 2024. On October 16, 2024, David Aldous resigned as a director and as Chairman, and the Board appointed director James O'Leary as Executive Chairman (which the Board has determined to be an executive officer), while director Ouma Sananikone was named Lead Independent Director. Also, on October 16, 2024, Peter Rose notified the Company of his decision to retire from the Board at the end of his current term. Mr. Rose will continue to serve as a director through the Company's 2025 Annual Meeting of Stockholders and will not stand for re-election at such meeting.

In November 2024, Michael Kuta retired as the Company's President and Chief Executive Officer and as a member of the Board, and the Board appointed James O'Leary as the Company's Interim President and Chief Executive Officer, in addition to his role as Executive Chairman, effective as of November 29, 2024.

Business Segments

Arcadia Products

Arcadia Products provides architectural building products to the U.S. construction industry through three divisions: Arcadia, which serves the commercial exteriors market; Wilson Partitions, which serves the commercial interiors market; and Arcadia Custom, which serves the high-end residential market.

Arcadia

Arcadia designs, engineers, fabricates and finishes aluminum framing systems, windows, curtain walls, storefronts and entrance systems for the commercial exteriors market. It primarily operates an integrated "hub and satellite" model in which light manufacturing, anodizing and painting of aluminum components are performed in Vernon, California, and component products are shipped to a network of service centers located in growing markets throughout the western and southwestern United States. At times, Arcadia Products also sources anodized material directly from third-party extruders. Products are designed to address regional needs and preferences, and each satellite seeks to offer superior product availability, short lead times, product customization, and design and engineering support. Arcadia serves a loyal customer base consisting primarily of local and regional glazing contractors, subcontractors, commercial architects and designers. In 2024, Arcadia accounted for approximately 75% of the net sales of Arcadia Products.

Wilson Partitions

Wilson Partitions serves the commercial interior framing and partitions markets across the U.S., providing framing systems, aluminum doors, sliding systems and glazing systems. Wilson Partitions is supported by centralized manufacturing facilities in California, as well as support facilities in Connecticut and Texas. Its products address both new construction and repairs and remodels; and product capabilities include noise control, fire rating, built-to-order custom finishes, and other functional and aesthetic features. In 2024, Wilson Partitions accounted for approximately 11% of the net sales of Arcadia Products.

Arcadia Custom

Arcadia Custom serves the high-end residential construction market throughout the United States, and is supported by manufacturing facilities in California, Arizona and Connecticut. It provides a broad offering of custom, fully fabricated aluminum, steel and wood windows and doors to the luxury home market. Arcadia Custom works closely with architects, owners, contractors and installers to provide support throughout the planning, design and installation phases of a residential construction process. In 2024, Arcadia Custom accounted for approximately 14% of the net sales of Arcadia Products.

Environmental Sustainability

Arcadia Products' operations have an ongoing focus on environmental sustainability, including hazardous waste recycling and initiatives aimed at reducing waste. All of Arcadia's commercial building products and many of our residential product offerings are made from aluminum, including recycled aluminum content.

Many of our architectural products help architects, developers, and building owners achieve their energy-efficiency and sustainability goals by improving energy performance, thereby reducing greenhouse gas emissions, providing daylight and natural ventilation, and increasing comfort and safety for occupants. Arcadia Products offers high-performance products that comply with the Leadership in Energy and Environmental Design (LEED) Green Building Rating System. In addition, Arcadia Products offers renovation solutions to help modernize aging buildings, providing significantly improved energy performance.

Operations

Arcadia Products is headquartered in Vernon, California, and operates four manufacturing facilities and 10 fabrication and distribution facilities. Anodized and painted aluminum components for all Arcadia Products divisions are manufactured in Vernon, with additional painting and manufacturing capacity in its Tucson, Arizona facility.

During the years ended December 31, 2024, 2023 and 2022, Arcadia Products represented approximately 39%, 42% and 46% of our consolidated net sales, respectively.

Products

The Arcadia division manufactures, assembles and sells aluminum window and door systems, as well as architectural components. These include architectural framing systems, windows, curtain walls, entrance systems and sun control products. These product offerings allow architects to create distinctive looks for buildings such as office towers, airports, hotels, education and athletic facilities, health care locations, government buildings, retail centers, mixed use and multi-family residential buildings, while also meeting functional requirements such as energy efficiency, hurricane, blast and other impact resistance and/or sound control.

Wilson Partitions manufactures and sells door framing systems, aluminum doors, sliding systems and glazing systems.

Arcadia Custom designs and manufactures thermally broken steel and aluminum windows and doors and custom wood doors and windows.

Arcadia Products offer product warranties that it believes are competitive for the markets in which its products are sold. The nature and extent of these warranties depend upon the product, the market and, in some cases, the customer being served.

Suppliers and Raw Materials

Materials used in Arcadia and Wilson Partitions' commercial products include aluminum extrusions, both finished and unfinished, paint and hardware. Materials used in Arcadia Custom's residential products include aluminum, steel, wood, paint, fabricated glass and hardware. The availability, quality, and costs of many of these commodities have fluctuated, and may continue to fluctuate, over time and are primarily sourced in North America. Generally, we have been able to address raw material price increases in our product pricing to customers. The results of operations can be impacted by a delay between the time of a raw material cost increase and our price capture.

Aluminum is our most important raw material, and we currently have the ability to source from several major suppliers. Other raw materials are readily available from a variety of domestic sources. Arcadia Products generally has good relationships with its suppliers and strives to proactively manage raw material availability and pricing.

Competition

Arcadia and Wilson Partitions

The North American exterior and interior commercial construction markets are highly fragmented. Competitive factors include price, product quality, product attributes and performance, reliable service, regional satellites, local availability, lead-time, on-time delivery, project management, technical engineering and design services. To protect and enhance our competitive position, we maintain strong relationships with our customers and strive to provide value throughout the value chain. There is a great deal of competition in the North American commercial window, storefront and partition manufacturing industry, and the Arcadia and Wilson Partition divisions compete against several national, regional and local manufacturers, as well as regional paint and anodizing finishing companies.

We believe Arcadia's and Wilson Partitions' low-cost manufacturing platform, supply chain management, broad product offering, product quality and availability, short lead times and highly diversified and long-tenured customer base, create significant competitive advantages relative to many other exterior and interior building products manufacturers.

Arcadia Custom

Arcadia Custom faces competition nationally from several large, well-known competitors and from many smaller, regional competitors. Competitive factors include product quality and design, aesthetics, dealer relationships and relationships with architects and luxury home builders.

Marketing, Sales, Distribution

The Arcadia division relies on a reputation for strong customer service, quality products and competitive lead times to maintain and attract customers. It has strong relationships with local glaziers, installers and subcontractors.

Wilson Partitions sells through a national in-house sales force and external sales representatives.

Arcadia Custom's sales strategy focuses on direct selling through a national internal sales team and a dealer network that market our products to architects and luxury home builders. The sales team focuses on attracting and retaining dealers by striving to consistently provide exceptional customer service, leading product designs and quality, technical expertise and competitive pricing.

Ownership and Management

Following the closing of the Arcadia Products acquisition in December 2021, DMC (through its direct ownership and indirect ownership through our subsidiary DMC Korea) owns 60% of Arcadia Products and the remaining 40% is owned by New Arcadia Holdings, Inc., which is wholly-owned by Synergex Arcadia Holdings LLC, and successor to the previous majority owner of Arcadia, Inc. ("Munera"). Arcadia Products is governed by an Operating Agreement among the Company, Arcadia Products and Munera (the "Operating Agreement"). Pursuant to the Operating Agreement, the Company has the right to appoint four directors to Arcadia Products' board of directors (the "Arcadia Board"), one of whom will serve as Chairman of the Arcadia Board, and Munera has the right to appoint three directors. If Munera's ownership in Arcadia Products declines, the number of directors it has the right to appoint will be reduced in the manner set forth in the Operating Agreement. The Arcadia Board generally acts by majority vote of the directors, but certain matters specified in the Operating Agreement require the affirmative vote of 80% of the directors.

At any time at or after September 6, 2026, Munera has the right (but not the obligation) to require the Company to purchase (the "Put Option") its interests in Arcadia Products for a price based on the higher of (a) a value based on the acquisition purchase price and (b) a multiple of Arcadia Products' average EBITDA for the preceding two fiscal years and its projected EBITDA for the then-current fiscal year (the "Option Purchase Price"), and at any time on or after December 23, 2024, the Company has the right (but not the obligation) to purchase all of Munera's interests for a price calculated the same as above (the "Call Option"). If the Put Option is exercised, the Option Purchase Price may be paid, at DMC's option, (i) in cash or (ii) 20% in cash and 80% in shares of preferred stock of the Company. If the Company exercises the Call Option, the Option Purchase Price would be paid in cash. In addition, if the Company or all of its assets are acquired, the Call Option will be deemed to be exercised in connection with such a transaction.

DynaEnergetics

DynaEnergetics designs, manufactures, markets and sells perforating systems and associated hardware for the global oil and gas industry. During the well drilling process, steel casing is inserted into the well and cemented in place to isolate and support the integrity of the wellbore. A perforating system, which contains a series of specialized explosive shaped charges, is used to punch holes through the casing and cement liner of the well and into the geologic formation surrounding the well bore. The channels created by the shaped charges allow hydrocarbons to flow back into the wellbore. When hydraulic fracturing is employed, the perforations and channels also provide a starting point and a path for the fracturing fluid to enter and return from the formation.

In unconventional wells, multiple perforating systems, which generally range from seven inches to three feet in length, are connected end-to-end into a perforating "string." The string is lowered into the well and then pumped by fluid across the horizontal lateral to the target location within the shale formation. When the perforating system is initiated via an electronic or digital signal from the surface, the shaped charges detonate. DynaEnergetics designs, manufactures and sells all five primary components of a perforating system: the initiation system, shaped charges, detonating cord, gun hardware, and a control panel.

In North America's well-completion industry, perforating components traditionally have been assembled by highly trained personnel at the well site or nearby assembly facility. In 2015, DynaEnergetics began assembling its perforating systems in a controlled environment at its manufacturing facilities. The systems, marketed as DynaStage® (DS) Factory-Assembled, Performance-Assured™ perforating systems, are shipped directly to the customers' remote shop or well site. Since 2015, DynaEnergetics has added several new DS products to accommodate evolving industry conditions and needs.

Operations

The DynaEnergetics segment seeks to build on its products and technologies, as well as its sales, supply chain and distribution network. During the three years ended December 31, 2024, 2023 and 2022, the DynaEnergetics segment represented approximately 45%, 44% and 40% of our consolidated net sales, respectively.

DynaEnergetics' operates manufacturing facilities in Germany and the United States. In Troisdorf, Germany, DynaEnergetics has six integrated detonator manufacturing lines, two shaped charge lines and a detonating cord manufacturing line. In Liebenscheid, Germany, DynaEnergetics operates a manufacturing facility for perforating guns and associated hardware. In the United States, DynaEnergetics has three shaped charge manufacturing lines in Blum, Texas where product assembly and metal fabricating also occur. We have a second metal fabricating facility in Whitney, Texas. These locations provide global capacity for shaped charge and perforating gun production and enhance delivery and customer service capabilities in key markets.

Products

IS2 / IS3: DynaEnergetics has focused on the advancement of safe and selective perforating products for use in North America's shale, or onshore, unconventional, oil and gas industry. Among these products are the IS2™ Intrinsically Safe Initiating Systems, which include the IS2™ Customer Assembled (CA) detonator and the wire-free, plug-in, IS2 Top Fire (TF) detonator. The IS2 TF detonator is the key enabling technology in DynaEnergetics' family of DS Factory-Assembled, Performance-Assured perforating systems. The IS2 detonators require a specific digital code for firing and are immune from induced currents and voltages, static electricity and high-frequency irradiation. These safety features substantially reduce the risk of unintentional detonation and enable concurrent perforating and hydraulic fracturing operations at well sites with multiple wellbores, improving operating efficiencies for customers. In response to the exacting needs of customers, we expanded and enhanced the IS2 product line, including adding an IS2 MS igniter specifically designed for the DS MicroSet™ as well as an upgrade of all IS2 detonators to the more proficient IS2 Xpress which provides improved performance through a more intuitive automated firing panel process. In the fourth quarter of 2023, we introduced a new and improved generation of the intrinsically safe detonator, the IS3. This more technically advanced and compact detonator was developed internally to provide the platform for the next generation of DS systems utilizing advanced manufacturing, built-in redundancies and advanced digital capabilities.

DS Systems: The DS Infinity™ Factory-Assembled, Performance-Assured perforating systems combine all of DynaEnergetics' advanced technologies into a preassembled perforating gun that is armed at the well site with the Plug-and-Go™ IS2 / IS3 TF detonator. The IS2 TF detonator is wire-free and eliminates the customary process of wiring the detonator into the perforating system at the well site. All DS systems are operated using in-house designed and manufactured Infinity™ Control Panels. The Infinity Panel is highly intuitive and allows the gun string to be safely tested and monitored throughout the pump-down operation. The system also incorporates a shot detection function resulting in significant time and cost savings. Design advancements to the IS2 / IS3 lines of initiation products enable customers to safely and reliably fire up to 100 systems and set a plug in a single run. All DS systems can be tested before going down hole using the Infinity Surface Tester, reducing the risk of lost time, mishaps, misruns and misfires due to a system fault. DynaEnergetics is currently upgrading all of its perforating systems to utilize the next generation IS3 detonator, which will enhance the user experience.

DynaEnergetics has successfully expanded the family of DS perforating systems with various models: DS Echo™, for re-frac applications; DS LoneStar™, a single-shot system that delivers large, ultra-consistent entry holes with enhanced formation contact, and DS NLine™, an oriented systems that features several shaped charges on a lateral plane. This continues DynaEnergetics' work over many years to refine its systems to further improve reliability and expand its product offerings. In 2024, DynaEnergetics successfully completed the commercial launch of DS NLine 2.0, a passive oriented system, and DS Gravity 2.0, a self-orientating system. Both systems successfully utilize the new IS3 detonator platform. Customer acceptance of these systems is occurring with demand continuing to grow. Additionally in 2024, DynaEnergetics also completed trials with the DS Infinity 2.0 system, which features the intrinsically safe IS3 detonator platform. We expect commercial adoption to continue in 2025.

Shaped Charges: DynaEnergetics develops and sells a wide range of shaped charges for use in its perforating systems, including the LoneStar and EchoFrac™ charges specifically designed for sale in their respective systems. DynaEnergetics also sells HaloFrac™ charges, which incorporate advancements in liner materials and shaped charge geometry to improve hydraulic fracturing performance, the FracTune™ family of shaped charges, which delivers uniform hole diameter in the well casing independent of shot phasing and gun positioning within the well bore, and the DPEX™ family of charges, which feature energetic liners. All three charge lines can be used with the DS perforating system as well as conventional perforating gun systems across a range of gun diameters. In 2023, DynaEnergetics expanded on its portfolio of equal-entry hole shaped charges through the introduction of Oriented FracTune™, an improved oriented equal entry hole product designed to address the precise requirements of oriented perforating applications in the plug and perforating market. These charges enable exploration and production companies and their wireline service providers to choose from a variety of specifically designed shaped charges to match well completion design requirements.

TCP Systems: DynaEnergetics Tubing Conveyed Perforating ("TCP") systems are customized for individual customer needs and well applications. TCP enables perforating of conventional vertical wells, as well as highly deviated and horizontal wells. These types of wells are increasingly being drilled by the off-shore industry and in applications outside the U.S. TCP tools also perforate long intervals in a single trip, which significantly improves rig efficiency. The TCP tool range includes mechanical and hydraulic firing systems, gun releases, redundant firing heads, under-balancing devices and auxiliary components. DynaEnergetics' tools are designed to withstand down-hole temperatures of up to 260 degrees Celsius (500 degrees Fahrenheit) for safe and quick assembly at the well site and to allow unrestricted total system length.

Setting and Ballistic Release Tools: DynaEnergetics also sells products that perform critical down-hole functions associated with the perforating process. DS MicroSet™ is a compact, disposable setting tool used to install the fracking plugs that isolate stages in a multi-stage, unconventional oil or gas well. In 2023, we launched DS Liberator™ 2.0, which is a newly designed ballistic release tool which enables wireline service companies to disengage from a perforating string that has become stuck in the well bore.

Plug and Abandonment: The DynaSlot™ perforating system is designed for plug and abandonment (P&A) operations. During well abandonment, the wellbore is encased and permanently sealed so that layers of sedimentary rock, and in particular freshwater aquifers, are pressure isolated from each other and the wellbore. The DynaSlot perforating system facilitates this process by creating access to a full 360-degree area between the rock formations and the tubing and/or casing. Customers use the unique helical perforation pattern created by DynaSlot to perform cement squeeze operations that seal off the wellbore. DynaEnergetics maintains its DPU and XPU shaped charge lines, which are designed for P&A and well remediation applications and enable perforating through two or more layers of casing and into the formation. DynaEnergetics also has successfully developed an encapsulated DynaSlot charge specifically designed for cutting down hole control lines. Most recently, DynaEnergetics developed its next generation DynaSlot shaped charges, designed specifically for severing and cutting flat-pack control lines, which are mounted vertically behind the wellbore tubulars. Cutting control-lines without damaging the well's integrity is a critical step in the process of permanently decommissioning offshore wells.

Suppliers and Raw Materials

DynaEnergetics' product offering consists of complex components that require numerous high-end inputs. DynaEnergetics utilizes a variety of raw materials for the production of oilfield perforating products, including high-quality steel tubes, steel and copper, explosives, granulates, plastics and ancillary plastic product components. DynaEnergetics obtains its raw materials from a number of different producers in Germany, other European countries, and the U.S., but also purchases materials from other international suppliers.

Competition

DynaEnergetics faces competition from independent manufacturers of perforating products and from the industry's three largest oil and gas service companies, which produce perforating systems for their own use and also buy systems and other perforating components and specialty products from independent suppliers such as DynaEnergetics. We compete for sales primarily on customer service, product quality, reliability, safety, performance, and price.

Customer Profile

DynaEnergetics' perforating and seismic products are purchased by international and U.S. oilfield service companies of all sizes working in both onshore and offshore oil and gas fields. Its customers select perforating products based on their leading performance, system compatibility, product pricing, and ability to address a broad spectrum of factors, including pressures and temperatures in the wellbore and geological characteristics of the targeted formation.

The customers for DynaEnergetics' energy products can be divided into four broad categories: purchasing centers of large service companies, international service companies, independent international and North America-based service companies (often referred to as "wireline" companies), and local resellers.

Marketing, Sales, Distribution

DynaEnergetics' worldwide marketing and sales efforts for its oilfield products are managed from Troisdorf, Germany and Houston, Texas. DynaEnergetics' sales strategy focuses on direct selling, distribution through licensed distributors and independent sales representatives, education of current and prospective service-company customers about its products and technologies, and education of E&P companies about the benefits of its products and technologies in an effort to generate pull-through demand. Currently, DynaEnergetics sells its oilfield and seismic products through wholly owned affiliates in Germany, the U.S., and Canada, and through independent sales agents in other parts of the world. DynaEnergetics serves the Americas region through its network of sales and distribution centers in the United States and Canada. Recently, DynaEnergetics has continued to upgrade its website and mobile applications for an improved customer experience. Additional enhancements are expected in future periods.

DynaEnergetics also designs and manufactures customized perforating products for third-party customers according to their designs and requirements.

Research and Development

DynaEnergetics devotes substantial resources to its research and development (R&D) programs. Based predominantly in Troisdorf, Germany, the R&D team works closely with sales, product management, and operations management teams to establish priorities and effectively manage individual projects. Through its ongoing involvement in oil and gas industry trade shows and conferences, DynaEnergetics maintains a strong profile in the oil and gas industry. In addition to its existing shaped charge test facility, which can simulate down-hole, wellbore, and reservoir pressure conditions to develop and test high performance perforating charges for both oil companies and service providers, the R&D group has a purpose-built pressure vessel which can reach 30,000 psi test pressures and be heated to up to 200 degrees Celsius (392 degrees F). This enables the R&D group to support the oil and gas industry with test methods for new products that realistically simulate potentially difficult down-hole conditions. In 2024, DynaEnergetics commissioned the horizontal test loop located at the Blum, Texas campus. This significant investment allows testing of the perforating systems in an environment mimicking down-hole flow conditions, which should enhance the development and testing programs. An R&D plan, which focuses on new technology, products, process support and contracted projects, is prepared and reviewed at least quarterly. R&D costs were $4,415, $5,610, and $5,712 for the years ended December 31, 2024, 2023 and 2022, respectively.

NobelClad

Explosion-welded cladding technology is a method for welding metals that cannot be joined using conventional welding processes, such as titanium-steel, aluminum-steel, and aluminum-copper. Explosion welding also can be used to weld compatible metals, such as stainless steels and nickel alloys to steel. The cladding metals are typically titanium, stainless steel, aluminum, copper alloys, nickel alloys, tantalum, and zirconium. The base metals are typically carbon steel, alloy steel, stainless steel and aluminum.

Explosion-welded clad metal is produced as flat plates or concentric cylinders, which can be further formed and fabricated into a broad range of industrial processing equipment or specialized transition joints. Created using a robust cold-welding technology, explosion-welded clad products exhibit high bond strength, which is generally stronger than the parent metals. The dimensional capabilities of the process are broad: cladding metal layers can range from a few thousandths of an inch to several inches in thickness and base metal thickness and lateral dimensions are primarily limited by the capabilities of the world's metal production mills.

Clad metal plates are used in the construction of heavy, corrosion resistant pressure vessels and heat exchangers. Clad metal plates consist of a thin layer of an expensive, corrosion-resistant clad metal, such as titanium or nickel alloy, which is metallurgically welded to a less expensive structural backing metal, such as carbon steel. For heavy equipment, clad plates generally provide an economical alternative to building the equipment solely out of a corrosion-resistant alloy. While a significant portion of the demand for our clad metal products is driven by maintenance and retrofit projects at existing chemical processing, petrochemical processing, oil refining, and aluminum smelting facilities, new plant construction and large plant expansion projects also account for a significant portion of total demand. These industries tend to be cyclical in nature, and the timing of new order inflow remains difficult to predict.

Clad Metal End-Use Markets

The eight broad industrial sectors discussed below comprise the bulk of demand for NobelClad's products, with oil and gas and chemical and petrochemical constituting approximately 70% of NobelClad bookings in 2024. This demand is driven by the underlying need for both new equipment and facility maintenance in these primary market sectors.

Oil and Gas: Oil and gas end use markets include both oil and gas production and petroleum refining. Oil and gas production covers a broad scope of operations related to recovering oil and/or gas for subsequent processing in refineries. Clad metal is used in separators, glycol contractors, pipelines, heat exchangers and other related equipment. Clad equipment is also advantageous for oil and gas production from deep, hot, and more corrosive fields. The primary clad metals for the oil and gas production market are stainless steel and nickel alloys clad to steel, with some use of reactive metals such as titanium.

Petroleum refining processes frequently are corrosive and operate at high temperatures and pressures. Clad metal is extensively used in a broad range of equipment including desulfurization hydrotreaters, coke drums, distillation columns, separators and heat exchangers. Reliance upon low-quality, high-sulfur crude drives demand for new corrosion resistant equipment. Regulatory controls of sulfur emissions in gas, diesel and jet fuel also impact the need for clad equipment. Like the upstream oil and gas sector, the clad metals are primarily stainless steel and nickel alloys.

Chemical and Petrochemical: Many common products, ranging from plastics to prescription drugs to electronic materials, are produced by chemical processes. Because the production of these items often involves corrosive agents and is conducted under high pressures or temperatures, corrosion resistant equipment is needed. One of the larger applications for clad equipment is in the manufacture of purified terephthalic acid (PTA), a precursor product for polyester, which is used in products as diverse as carpets and plastic bottles. The chemical market requires extensive use of stainless steel and nickel alloys, but also uses titanium, zirconium and tantalum.

Alternative Energy: Some alternative energy technologies involve conditions that necessitate clad metals. Solar panels predominantly incorporate high purity polysilicon. Processes for manufacturing high purity silicon utilize a broad range of highly corrosion-resistant clad alloys. Many geothermal fields are corrosive, requiring high alloy clad separators to handle the hot steam. In addition, some ethanol technologies and concentrating solar power technologies may require corrosion resistant metals at thicknesses where clad is an attractive alternative.

Hydrometallurgy: The processes for production of nickel, gold, and copper involve acids, high pressures, and high temperatures, and titanium-clad plates are used extensively for construction of associated leaching and peripheral equipment such as autoclaves.

Aluminum Production: Primary aluminum is reduced from its oxide in large electric smelters called potlines. The electric current is carried via aluminum conductors. The electricity must be transmitted into steel components for the high temperature smelting operations. Aluminum cannot be welded to steel conventionally. Explosion-welded aluminum-steel transition joints provide an energy efficient and highly durable solution for making these connections. Modern potlines use a large number of transition joints, which are typically replaced after approximately five years in service. Although primary aluminum production is the major electrochemical application for NobelClad products, there are a number of other electrochemical applications including production of zinc, magnesium, chlorine and chlorate. We are seeing an increase for equipment related to processing biomass feedstocks and biofuel end products, mostly stainless and nickel alloy clad.

Shipbuilding: The combined problems of corrosion and top-side weight drive demand for our aluminum-steel transition joints, which serve as the juncture between a ship's upper and lower structures. Top-side weight is often a significant problem with tall ships, including cruise ships, naval vessels, ferries and yachts. Use of aluminum in the upper structure and steel in the lower structure provides stability. Since aluminum cannot be welded directly to steel using conventional welding processes, and since bolted joints between aluminum and steel corrode quickly in seawater, explosion-welded transition joints are a common solution.

Power Generation: Fossil fuel and nuclear power generation plants require extensive use of heat exchangers, many of which require corrosion resistant alloys to handle low quality cooling water. Our clad plates are used for heat exchanger tube sheets, and the largest clad tube sheets are used in the final low-pressure condensers. For most coastal and brackish water-cooled plants, titanium is the metal of choice, and titanium-clad tube sheets are the low-cost solution for power plant condensers.

Industrial Refrigeration: Heat exchangers are a core component of refrigeration systems. When the cooling fluid is seawater, brackish, or even slightly polluted, corrosion-resistant metals are necessary. Metal selection can range from stainless steel to copper alloy to titanium. Explosion-welded clad metal is often the low-cost solution for making the tube sheets. Applications range from refrigeration chillers on fishing boats to massive air conditioning units for skyscrapers, airports, and deep underground mines.

New Applications/Industry Development

NobelClad continues its efforts in applications and materials innovations, with the goal of expanding NobelClad's end-use markets and customer base. Examples of these efforts include the development of a new application of clad in the production of engineered wood, development of improved electrical transition joints for smelting applications, high-pressure reactive metals chemical processing pipe systems and cryogenic joints to LNG and air separation units. NobelClad is also engaged in research efforts related to using clad products in concentrating solar power production facilities.

Operations

During the three years ended December 31, 2024, 2023 and 2022, the NobelClad segment represented approximately 16%, 15% and 14% of our consolidated net sales, respectively. Our manufacturing facilities and their respective shooting sites in Pennsylvania and Germany provide the production capacity to address projects for NobelClad's global customer base.

NobelClad uses proprietary processes and technology to produce high quality clad metal products and limit re-work costs. The entire explosion-welding process involves significant precision in all stages, and any errors can be extremely costly as they often result in the discarding of the expensive raw material metals. NobelClad's technological expertise helps ensure precision, minimize errors, and prevent costly waste.

NobelClad's metal products are primarily produced for custom projects and conform to requirements set forth in customers' purchase orders. Upon receipt of an order, NobelClad obtains the component materials from a variety of sources based on quality, availability and cost, and then produces the order in one of its manufacturing facilities. Final products are processed to meet contract specific requirements for product configuration and quality/inspection level.

Products

NobelClad manufacturing technology is used in a variety of product applications.

DetaClad™: Our explosion clad plates and cylinders, available in 260 compatible and non-compatible metal combinations, are the basis of the world's pressure vessels, towers and crystallizers used in many industries.

Tube Sheets: Our clad tube sheets are made from corrosion-resistant alloys, making them ideal for applications ranging from refrigeration chillers on fishing boats to air conditioners for use in food and pharmaceutical manufacturing.

Vessel Heads & Cylinders: NobelClad delivers high-quality clad heads of all sizes for reactors, heat exchangers and process vessels. We adapt our head forming process to specific clad metal combinations.

Structural Detacouple^{TM} and Triclad^{TM} Transition Joints: NobelClad's structural transition joints permanently join metals without mechanical fasteners. Shipbuilders turn to us to connect superstructures and bulkheads to steel hulls, framing and deck components.

ETJ2000™, ETJ 2001™ and ETJ 3000™: NobelClad's electrical transition joints offer strong, low electrical resistance solutions for aluminum and zinc smelting, when anode clad and cathode applications must operate at elevated temperatures.

Cylindra™ Cryogenic Transition Joints: Compared with bolted connection systems, Cylindra™ offers an easier, more reliable way to connect stainless steel to aluminum pipes for producing LNG and industrial gases in Air Separation Units.

DetaPipe™ Spools, Elbows and Branches: NobelClad develops reactive metal pipe spools and elbows for piping systems in demanding high-pressure and high-temperature processes. This new technology allows for end users to benefit from the corrosion resistance performance and process safety that metals like zirconium, titanium and tantalum provide.

Suppliers and Raw Materials

NobelClad's operations involve a range of alloys, steels and other materials, such as stainless steel, copper alloys, nickel alloys, titanium, zirconium, tantalum, aluminum and other metals. NobelClad sources its raw materials from a number of different producers and suppliers. It holds a limited metal inventory and purchases its raw materials based on contract specifications. Under most contracts, any raw material price increases are passed on to NobelClad's customers. NobelClad closely monitors the quality of its supplies and inspects the type, dimensions, markings, and certification of all incoming metals to ensure that the materials will satisfy applicable construction codes. NobelClad also manufactures a majority of its own explosives from standard raw materials, and we believe that this allows us to achieve higher quality and lower cost.

Competition

Hot Roll Bonding and Weld Overlay. NobelClad faces competition from two primary alternative cladding technologies: hot roll bonding and weld overlay. The technologies do not always compete directly, as each has applications that are better suited, relating to metal used and thicknesses required. However, specific project considerations such as technical specifications, price and delivery time allow these technologies to compete directly with explosion-welding. In the roll bond process, the clad metal and base metal are bonded during the hot rolling operation in which the metal slab is converted to plate. The weld overlay process is used by the many vessel fabricators that are often also NobelClad customers. In weld overlay cladding, the clad metal layer is deposited on the base metal using arc-welding type processes.

Explosion-Welded Metal Cladding. Competition in the explosion-welded clad metal business is global, and we believe that NobelClad holds a premium market position in the industry. Within North America, NobelClad is one of the largest producers of explosion-welded clad products. In Europe, its manufacturing capacity gives NobelClad a strong position against competitors. In Asia, NobelClad has mixed competition ranging from competitors with strong brand names and competitive technology to other producers that are technically limited and offer minimal exports outside of their domestic markets. To remain competitive, NobelClad intends to continue developing and providing technologically advanced manufacturing services, maintaining quality levels, offering flexible delivery schedules, delivering finished products on a reliable basis and competing favorably on the basis of price.

Customer Profile

NobelClad's customers can be divided into three tiers: the product end users (e.g., operators of chemical processing plants, and aluminum smelting plants), the engineering contractors that design and construct plants for end users, and the metal fabricators that manufacture the products or equipment that utilize NobelClad's metal products. It is typically the fabricator that places the purchase order with NobelClad and pays the corresponding invoice. NobelClad has developed strong relationships over the years with the engineering contractors, process licensors, and equipment operating companies that frequently act as buying agents for fabricators.

Marketing, Sales, Distribution

NobelClad conducts its selling efforts by marketing its services to potential customers' senior management, direct sales personnel, program managers, and independent sales representatives. Prospective customers in specific industries are identified through networking in the industry, cooperative relationships with suppliers, public relations, customer references, inquiries from technical articles and seminars, website inquiries, webinars, and trade shows. NobelClad's sales office in the United States covers both North and South America. Its sales offices in Europe cover the full European continent, Africa, the Middle East, and India. NobelClad also has a sales office in South Korea and China to address the Asian markets and uses contract agents to cover various other countries. Contract agents typically work under multi-year agreements which are subject to sales performance targets as well as compliance with NobelClad quality, customer service and compliance expectations. By maintaining relationships with its existing customers, developing new relationships with prospective customers, and educating all its customers as to the technical benefits of NobelClad's products, NobelClad endeavors to assist in setting standard specifications, both by our customers and the American Society of Mechanical Engineers and ASTM International, to ensure that the highest quality and reliability are achieved.

NobelClad's products are generally shipped from its manufacturing locations in the United States and Germany. Any shipping costs or duties for which NobelClad is responsible typically will be included in the price paid by the customer. Regardless of where the sale is booked, NobelClad will produce it, capacity permitting, at the location closest to the delivery place. In the event that there is a capacity issue at one facility, NobelClad can produce the order at its other production site, prioritizing timing. The two production sites allow NobelClad to meet customer production needs in a timely manner.

Research and Development

NobelClad prepares a formal research and development plan annually. It is supervised by a technical committee that reviews progress quarterly and meets once a year to establish the plan for the following twelve months. Research and development projects may address process support, new products, new applications, new technologies such as additive manufacturing, and special customer-paid projects.

Corporate History and Recent Developments

The Company originated as an unincorporated business called "Explosive Fabricators," which was formed in Colorado in 1965. The business was incorporated in Colorado in 1971 under the name "E. F. Industries, Inc.," which was later changed to "Explosive Fabricators, Inc." The Company became publicly traded in 1976. In 1994, the Company changed its name to "Dynamic Materials Corporation." The Company reincorporated in Delaware in 1997.

In 2001, the Company acquired substantially all of the stock of NobelClad Europe SA, a French company ("NobelClad Europe"), which expanded the Company's explosive metalworking operations to Europe.

In 2007, the Company acquired the German company DynaEnergetics GmbH and Co. KG ("DynaEnergetics") and certain affiliates, which expanded the Company's explosive metalworking operations in Europe and added a complementary energy products business.

In 2013, the Company branded its explosive metalworking operations under the single name NobelClad, and in 2014, the Company re-branded the energy products segment as DynaEnergetics.

In 2016, the Company changed its name to DMC Global Inc.

In 2021, the Company completed the acquisition of 60% of the membership interests in Arcadia Products. This acquisition diversified the markets and industries in which we operate and dramatically expanded our addressable markets.

On January 29, 2024, the Company announced that the Board initiated a review of strategic alternatives for the DynaEnergetics and NobelClad businesses to maximize value for shareholders and other stakeholders. On October 21, 2024, the Company announced that the Board was no longer actively marketing the DynaEnergetics and NobelClad segments.

Human Capital

DMC empowers its people and organizations by institutionalizing entrepreneurship and celebrating ingenuity. We stand behind our businesses in ways that truly add value. Our culture is based on four core values: Integrity, Courage, Teamwork, and Humility.

These values represent and establish the foundation of how we conduct our business. By embedding our core values into our operating strategies, we ensure that our company culture also drives our Environmental, Social and Governance ("ESG") sustainability efforts.

DMC seeks to provide all employees with a supportive work environment and the opportunity to improve their skills and advance their careers. We believe every employee deserves an environment in which they are treated with dignity and respect, and their voices are heard. We support diversity within our workforce, and respect and embrace the different backgrounds, experiences, cultures and perspectives our employees bring to DMC.

As of December 31, 2024, we had approximately 1,600 employees, of which approximately 1,360 employees are located inside the U.S., the majority of whom are engaged in manufacturing operations, with the remainder primarily in sales, marketing and administrative functions. None of our manufacturing employees are unionized. In addition, we use a number of temporary workers at any given time, depending on workload at our businesses.

Compensation and Benefits. Our compensation and benefits teams strive to develop and implement policies and programs that are fair to employees, support our business goals, maintain competitiveness, and promote shared fiscal responsibility among the Company and our employees. We offer employees benefits that vary by country and are designed to meet or exceed the requirements of local laws and to be competitive in the marketplace. Examples of benefits offered in the U.S. include traditional and Roth 401(k) plans with matching employer contributions; health benefits; life and disability insurance; additional voluntary insurance; paid counseling assistance; paid time off and parental leave; and a tuition reimbursement program. We have integrated these U.S. benefits programs for DMC and Arcadia Products.

Health and Safety. The health and safety of our employees is fundamental to our success. The Board and management teams actively focus on the health and safety of our employees and engage various processes and programs to identify and manage risks through recognition, evaluation, and education. We empower our employees by fostering a sense of responsibility for managing their own work environment through open communication and training. Our occupational health and safety ("OH&S") management system is designed to foster a robust safety culture, stringent risk management and effective leadership.

Diversity and Inclusion. We believe that we will be most successful with a diverse employee population and encourage hiring and promotion practices that focus on the best talent and the most effective performers. Because we operate a global business across multiple business segments, products and service areas, we believe it is especially important that we attract employees with diverse backgrounds and the capability to address customer needs across the numerous cultures in the countries in which we operate. Our commitment to diversity and inclusion starts at the top with a highly skilled and diverse Board of Directors. We adopted a formal diversity and inclusion policy in May 2021.

Employee Development. DMC strives to identify top talent within the Company, and to provide opportunities for employees to progress to higher levels within the organization. We seek to maximize each employee's developmental potential through a combination of training and experience.

Ethics. Our directors and all employees, including senior management, are required to conduct themselves in accordance with the highest professional and ethical standards, informed by a robust Code of Ethics and Business Conduct (the "Code"). We are committed to ensuring a fair and inclusive work environment in which employees are treated with dignity and respect. We have strict policies to protect against unlawful discrimination and harassment, and a Compliance Hotline that provides an alternative and anonymous method of reporting suspected violations of the Code, DMC's corporate policies or applicable laws.

Government Regulations

DMC is subject to numerous environmental, legal and other governmental and regulatory requirements related to its operations worldwide. For additional details, see "Item 1(a). Risk Factors—Legal and Regulatory Risks", which is incorporated by reference in this Item 1.

Insurance

Our operations expose us to potential liabilities for property damage and personal injury or death as a result of the failure of a component that has been designed, manufactured, serviced, processed, or distributed by us. We maintain liability insurance that we believe adequately protects us from potential product losses and liability claims.

Intellectual Property

We hold a variety of intellectual property through our businesses including but not limited to patents, patent applications, registered and unregistered trademarks, trade secrets, proprietary information and know-how. We have followed a policy of seeking patent and trademark protection in countries and regions throughout the world for products and methods that appear to have commercial significance.

No single patent or trademark is considered to be critical to any of Arcadia Products', DynaEnergetics', or NobelClad's operations.

We are careful in protecting our proprietary know-how and manufacturing expertise in Arcadia Products, DynaEnergetics, and NobelClad, and each business unit has implemented measures and procedures designed to ensure that the information remains confidential.

Foreign and Domestic Operations and Export Sales

All sales are shipped from our manufacturing facilities and distribution centers located in the United States, Germany, and Canada. The following table presents our net sales based on the geographic location to where we shipped the product, regardless of the country of the actual end user.

	(Dollars in Thousands)		
	For the years ended December 31,		
	2024	2023	2022
United States	$ 521,152	$ 597,324	$ 549,370
Canada	32,443	30,992	26,766
Germany	10,150	5,713	5,151
Oman	7,554	7,949	3,188
India	7,370	2,486	8,249
Kuwait	5,945	4,980	1,801
Saudi Arabia	5,316	4,252	2,416
China	4,689	6,438	3,902
Ukraine	3,975	2,332	—
United Arab Emirates	3,788	9,227	5,107
Egypt	3,409	2,340	5,780
Netherlands	3,384	2,146	3,041
France	2,734	3,035	2,101
Indonesia	2,687	2,622	2,085
Turkey	1,820	1,258	4,602
Italy	1,584	2,110	1,816
Australia	1,386	1,866	1,816
South Africa	1,317	1,154	1,970
South Korea	850	4,562	3,242
Norway	738	1,292	1,854
Sweden	673	2,014	3,746
Belgium	637	2,009	603
Iraq	510	6,034	3,574
Rest of the world	18,740	15,053	11,906
Net sales	$ 642,851	$ 719,188	$ 654,086

Company Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We therefore file periodic reports, proxy statements and other information with the Securities Exchange Commission (the "SEC"). The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Our Internet address is www.dmcglobal.com. Information contained on our website does not constitute part of this Annual Report on Form 10-K. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We also regularly post information about our Company on our website under the "Investors" tab.

ITEM 1A. Risk Factors

Please carefully consider the following discussion of material factors, events, and uncertainties that make our business and an investment in our securities subject to risk. The events and consequences discussed in these risk factors could, in circumstances we may or may not be able to accurately predict, recognize, or control, have a material adverse effect on our business, growth, reputation, prospects, financial condition, operating results (including components of our financial results), cash flows, liquidity, and stock price. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations.

Summary of Material Risk Factors

The following is a summary of the material risk factors that could adversely affect our business, financial condition, and results of operations. This summary should be read together with the more detailed descriptions of risks relating to our Company below.

Risk Factors Related to Arcadia Products

- North American and global economic and industry-related business conditions materially affect our sales and results of operations.
- We may not be able to continue to compete successfully against other companies in our industry.
- If we are unable to manage our supply chain effectively, including availability and price of materials used in our products, our results of operations will be negatively affected.
- An inability to successfully develop new products or improve existing products could negatively impact our ability to attract new customers and/or retain existing customers.
- Product quality issues and product liability claims could adversely affect our operating results.
- We recently implemented a new enterprise resource planning (ERP) system, and challenges with the implementation of the system may adversely impact our business and operations.

Risk Factors Related to DynaEnergetics

- Demand for DynaEnergetics' products is substantially dependent on the levels of capital expenditures by the oil and gas industry. Decreases or expected decreases in oil and gas prices and reduced expenditures in the oil and gas industry could have a material adverse impact on our financial condition, results of operations and cash flows.
- Consolidation of our customers and competitors may impact our results of operations.
- Failure to adjust our manufacturing and supply chain to accurately meet customer demands could have a material adverse effect on our results of operations.
- Failure to manage periods of growth or contraction may seriously harm our business.
- We may not be able to continue to compete successfully against other companies in our industry.
- If we are not able to design, develop, and produce commercially competitive products in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, our business and consolidated results of operations and the value of our intellectual property could be materially and adversely affected.
- We may be unable to successfully execute and realize the expected financial benefits from strategic initiatives.
- Demand for DynaEnergetics products could be reduced by existing and future legislation, regulations and public sentiment.

Risk Factors Related to NobelClad

- NobelClad's business is dependent on sales to a limited number of customers in cyclical markets and our results are affected by the price of metals.
- We are dependent on a relatively small number of large projects and customers for a significant portion of our net sales.
- Our backlog figures may not accurately predict future sales.
- There is a limited availability of sites suitable for cladding operations.
- There is no assurance that we will continue to compete successfully against other manufacturers of competitive products.
- Customers have the right to change orders until products are completed.
- Our costs could substantially increase if we experience a large claim or a significant number of warranty claims.

Risk Factors Related to our Businesses Generally

- Our efforts to grow and transform our businesses may require significant investments; if our strategies are unsuccessful, our business, results of operations and/or financial condition may be materially adversely affected.
- Our operations are subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.
- Inflation and higher interest rates have, and may continue to, adversely affect our financial position and results of operations.
- Our business, financial condition and results of operations could be adversely affected by disruptions in the global and European economies caused by the ongoing military action between Russia and Ukraine.
- Our operating results fluctuate from quarter to quarter.
- We are exposed to potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of many of our operating subsidiaries.
- Disruptions or delays involving our suppliers or increases in prices for the components, raw materials and parts that we obtain from our suppliers could have a material adverse effect on our business and consolidated results of operations.
- The terms of our indebtedness contain a number of restrictive covenants, the breach of any of which could result in acceleration of payment of our credit facilities.
- If our customers delay paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
- New or existing tariffs and other trade measures could adversely affect our results of operations, financial position and cash flows.
- Failure to attract and retain key personnel and source sufficient labor could adversely affect our current operating results.
- A failure in our information technology systems or those of third parties, including those caused by security breaches, cyber-attacks or data protection failures, could disrupt our business, result in significant legal costs and other losses and damage our reputation.
- Failure to establish and maintain adequate internal controls over financial reporting could result in the inability to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

Legal and Regulatory Risks

- Our operations require us to comply with numerous laws and regulations, violations of which could have a material adverse effect on our consolidated results of operations, financial condition or cash flows.
- The use of explosives in our DynaEnergetics and NobelClad manufacturing processes and products subject us to additional environmental, health and safety laws and any accidents or injuries could subject us to significant liabilities.
- Demand for our products could be reduced by existing and future legislation, regulations and public sentiment.
- We are subject to extensive environmental, health and safety laws and failure to comply with such laws and regulations could result in restrictions or prohibitions on our facilities, substantial civil or criminal liabilities and could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.
- Failure to comply with applicable federal, state and local employment and labor laws and regulations could have a material, adverse impact on our business.
- The regulatory environment governing information, data security and privacy is increasingly demanding and evolving and a data security breach could result in litigation, enforcement actions and related penalties and fines.
- Legal, regulatory or market measures to address climate change, including proposals to restrict emissions of GHGs and other sustainability initiatives, could have an adverse impact on the Company's business and results of operations.
- Changes in or interpretation of tax law could impact the determination of our income tax liabilities for a tax year.

Intellectual Property Risks

- Our failure to protect our proprietary information and any successful intellectual property challenges against us could materially and adversely affect our competitive position.
- We may incur substantial costs defending against third parties alleging that we infringe their proprietary rights.

Risks Related to Acquisitions

- We have incurred debt to finance the acquisition of 60% of Arcadia Products and may incur additional substantial financial obligations in connection with the acquisition of the remaining 40% of Arcadia Products.

- DMC is the majority shareholder of Arcadia Products, and our interest in Arcadia Products is subject to the risks normally associated with the conduct of businesses with a minority shareholder.
- To the extent that we seek to further expand our business through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.

Risk Factors Related to Our Common Stock

- The price and trading volume of our common stock may be volatile, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.
- Our business could be negatively affected as a result of actions of activist stockholders or others.
- Our stockholder protection rights agreement includes terms and conditions that could discourage a takeover or other transaction that stockholders may consider favorable.

Risk Factors Related to Arcadia Products

North American and global economic and industry-related business conditions materially affect our sales and results of operations.

Our Arcadia Products business is significantly influenced by North American economic conditions and the cyclical nature of the North American commercial and residential construction industry. The construction industry is impacted by macroeconomic trends, such as availability of credit, employment levels, consumer confidence, interest rates and commodity prices. Recent rising inflation, interest rates, and construction costs have reduced, and could continue to reduce, the demand for our products and impact our profitability. Higher interest rates make it more expensive to finance construction projects, and as a result, may reduce the demand for our products. In addition, changes in architectural design trends, demographic trends, and/or remote work trends could negatively impact demand for our products. To the extent changes in these factors negatively impact the overall commercial construction industry, our revenue and profits could be significantly reduced.

We may not be able to continue to compete successfully against other companies in our industry.

The markets in which Arcadia Products operates are highly competitive and many of our competitors are larger and better capitalized than we are. These competitors may be better able to withstand changes in conditions within the industries and markets in which we operate and may have significantly greater operating and financial flexibility than we have. Moreover, barriers to entry are low in certain product lines and new competitors may enter our industry, whether within the U.S. or internationally. An increase in competition, including in the form of aggressive pricing by new market entrants or offerings of alternative building materials, could cause us to lose customers and lead to decreases in net sales and profitability if we are not able to respond adequately to such challenges. The actions of our existing competitors or new competitors could result in loss of customers and/or market share. Changes in our competitors' products, prices or services could negatively impact our market share, net sales and/or margins.

If we are unable to manage our supply chain effectively, including availability and price of materials used in our products, our results of operations will be negatively affected.

We obtain a significant portion of our key raw materials, such as aluminum extrusions, from a few key suppliers. While we structure many of our supply arrangements to moderate the effects of fluctuations in the market for raw aluminum and we endeavor to adjust our customer pricing to offset potential impacts, operating results could be negatively impacted by price movements in the market for raw aluminum. In recent years, we have seen increased volatility in the price of aluminum that we purchase from our key suppliers.

Our suppliers are subject to fluctuations in general economic cycles. Global economic conditions and political and economic instability may impact their ability to operate their businesses, including the ongoing military action between Russia and Ukraine and related government actions. Some of our suppliers have been and may continue to be negatively impacted by the costs or availability of raw materials, labor and transportation, and they may not be able to handle commodity cost volatility or changing volumes while still performing up to our specifications. These factors may cause suppliers to be unable to meet their commitments or to negatively change the terms of supply arrangements.

The loss of, or substantial decrease in the availability of, products from our suppliers, or the loss of a key supplier, could adversely impact our financial condition and results of operations. If any of our key suppliers are unable to meet their commitments, or if those supply arrangements are terminated, we may not be able to obtain certain raw materials on commercially reasonable terms or at all, and may suffer a significant interruption in our ability to manufacture our products, including because it may be difficult to find substitute or alternate suppliers as the aluminum extrusions we use are customized.

We could also be required to maintain higher inventory levels as we address supply uncertainties. Such developments would result in higher costs and potentially a decrease in our revenues and profitability. If our supply of raw materials is disrupted or our delivery times are extended, our results of operations and financial condition could be materially adversely affected.

An inability to successfully develop new products or improve existing products could negatively impact our ability to attract new customers and/or retain existing customers.

Our success depends on meeting consumer needs and anticipating changes in consumer preferences with successful new products and product improvements. We aim to introduce products and new product designs proactively to offset obsolescence and decreases in sales of existing products. While we devote significant focus to the development of new products, we may not be successful in product development and our new products may not be commercially successful. In addition, it is possible that competitors may improve their products more rapidly or effectively, which could adversely affect our sales. Furthermore, market demand may decline as a result of consumer preferences trending away from our categories or trending down within our brands or product categories, which could adversely impact our results of operations, cash flows and financial condition.

Product quality issues and product liability claims could adversely affect our operating results.

We believe that future orders of our products will depend on our ability to maintain the performance, reliability, quality and timely delivery standards required by our customers. We have in the past been and currently are subject to product liability and warranty claims. If our products have performance, reliability or quality problems, or products are installed improperly, we may experience additional warranty expense; reduced or canceled orders; or delays in the collection of accounts receivable. Additionally, product liability and warranty claims could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could negatively impact our operating results. There is no assurance that the number and value of product liability and warranty claims will not increase as compared to historical claim rates, or that our warranty reserve at any particular time will be sufficient. No assurance can be given that coverage under insurance policies, if applicable, will be adequate to cover future product liability claims against us. If we are unable to recover on insurance claims, in whole or in part, or if we exhaust our available insurance coverage at some point in the future, then we might be forced to expend legal fees and settlement or judgment costs relating to product liability and warranty claims, which could negatively impact our profitability, results of operations, cash flows and financial condition.

We recently implemented a new enterprise resource planning (ERP) system, and challenges with the implementation of the system may adversely impact our business and operations.

Phase one of a new ERP system went live in July 2023. While the ERP changeover led to a brief operational slowdown early in the third quarter of 2023, the system is expected to enhance operating efficiencies and the internal control environment throughout Arcadia Products by streamlining data sources, simplifying complex processes, and reducing manual processes. Any disruptions, deficiencies, or other problems associated with the implementation of our ERP system, such as quality issues, programming errors, or inconsistent employee adoption could adversely affect our ability to operate our business, produce timely and accurate financial statements, or comply with applicable regulations. This could result in negative impacts on our business and operations. Additionally, the implementation involves greater utilization of third-party cloud computing services in connection with our Arcadia Products operations. Problems faced by us or our third-party providers relating to this implementation, including technological or business-related disruptions and cybersecurity threats, could adversely impact our business, results of operations, and financial condition for future periods. Any failures identified within our internal controls as a result of this implementation, even if quickly remediated, or difficulties encountered during implementation, may adversely impact our operating results or hinder our ability to report our financial results in a timely and accurate basis.

Risk Factors Related to DynaEnergetics

Demand for DynaEnergetics' products is substantially dependent on the levels of capital expenditures by the oil and gas industry. Decreases or expected decreases in oil and gas prices and reduced expenditures in the oil and gas industry could have a material adverse impact on our financial condition, results of operations and cash flows.

Demand for the majority of DynaEnergetics' products depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry's view of future oil and natural gas prices and are sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. Higher oil and gas prices have resulted in increasing North American completion activity and increased expenditures by the oil and gas industry. This has resulted in increased cash flows for E&P companies; however, E&P companies are still seeking to control their cost of operations and this has continued to contribute to downward pressure on prices for our products. In addition, the oil and gas industry has historically been cyclical, and to date in 2025, oil prices have declined significantly from their 2022 highs. When oil prices decline, we would expect an increased risk of reduced or delayed oil and gas exploration and production spending, project modifications, delays or cancellations, general business disruptions, and delays in payment of, or nonpayment of, amounts that are owed to us, all of which could result in reduced demand for our products, downward pressure on selling prices for our products and decreased revenues and profits. These effects would likely have a material adverse effect on our financial condition, results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and can be affected by a variety of factors, including:

- changes in the supply of and demand for hydrocarbons, which are affected by general economic, business and regulatory conditions;
- the ability or willingness of the Organization of Petroleum Exporting Countries ("OPEC") and other oil producing companies to set and maintain production levels for oil;
- oil and gas production levels in the U.S. and in other non-OPEC countries;
- the level of excess production capacity;
- speculation as to the future price of oil and the speculative trading of oil and natural gas futures contracts;
- government initiatives to restrict oil and gas drilling or development or promote the use of renewable energy sources and public sentiment regarding the same;
- political and economic uncertainty, geopolitical unrest, and acts of war;
- the level of worldwide oil and gas exploration and production activity;
- access to potential resources;
- changes in governmental policies, subsidies, or sanctions;
- the costs of exploring for, producing and delivering oil and gas;
- technological advances affecting energy consumption; and
- weather conditions.

Continued or worsening conditions in the oil and gas industry generally may have a further material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Consolidation of our customers and competitors may impact our results of operations.

The oil and gas industry has historically experienced periods of consolidation which may result in reduced capital spending by some of our customers, the acquisition of one or more of our primary customers, or competitors and consolidated entities using size and purchasing power to seek pricing or other concessions, which may lead to decreased demand or pricing for our products. We are continuing to experience significant customer concentration and customer consolidation, resulting in certain customers having substantial negotiating leverage, which has negatively impacted our pricing, margins and profitability. During the year ended December 31, 2024, one DynaEnergetics customer accounted for approximately 23% of consolidated net sales of the Company. In addition, recent, ongoing and future mergers, combinations and consolidations in our industry could result in existing competitors increasing their market share. As a result, industry consolidation may have a significant negative impact on our results of operations, financial position or cash flows.

Failure to adjust our manufacturing and supply chain to accurately meet customer demands could have a material adverse effect on our results of operations.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, internal fabrication utilization and other resource requirements, based on our estimates of customer requirements. Factors that can impact our ability to accurately estimate future customer requirements include the short-term nature of many customers' commitments, our customers' ability to reschedule, cancel and modify orders with little or no notice and without significant penalty, the accuracy of our customers' forecasts, and seasonal or cyclical trends in customers' industries.

To ensure availability of our products, particularly for our largest customers, we may start manufacturing our relevant products based on our customers' forecasts, which are not binding. As a result, we incur inventory and manufacturing costs in advance of anticipated sales that may never materialize or which may be substantially lower than expected. If actual demand for our products is lower than forecast, we may also experience higher inventory carrying and operating costs and product obsolescence. Because certain of our sales, research and development, and internal manufacturing overhead expenses are relatively fixed, a reduction in customer demand may also decrease our gross margin and operating income.

Conversely, customers often require rapid increases in production on short notice. We may be unable to secure sufficient materials or contract manufacturing capacity to meet such increases in demand. This could damage our customer relationships, reduce revenue growth and margins, subject us to additional liabilities, harm our reputation, and prevent us from taking advantage of opportunities.

Failure to manage periods of growth or contraction may seriously harm our business.

Our industry frequently sees periods of expansion and contraction which require companies to adjust to customers' needs and market demands. We regularly contend with these issues and must carefully manage our business to meet customer and market requirements. If we fail to manage these growth and contraction decisions effectively, we may find ourselves with either excess or insufficient resources and our business and our profitability could suffer as a result.

Periods of contraction or reduced net sales, or other factors negatively affecting particular markets, require us to assess whether facilities remain viable, whether staffing levels need to be reduced, and how to respond to changing levels of customer demand. While maintaining excess capacity or higher levels of employment entails short-term costs, reductions in capacity or employment could impair our ability to respond to new opportunities and programs, market improvements or to maintain customer relationships. Our decisions to reduce costs and capacity can affect our short-term and long-term results and result in restructuring charges.

Expansions, including the transfer of operations to other facilities, include the risk of additional costs and start-up inefficiencies. If we are unable to effectively manage our expansion projects or related anticipated net sales are not realized, our operating results could be materially adversely affected.

We may not be able to continue to compete successfully against other companies in our industry.

The markets in which we operate are highly competitive. DynaEnergetics competes with a broad spectrum of companies that produce and market perforating services and products. Many of these companies are large national and multi-national companies, including the oil and natural gas industry's largest oilfield service providers. These companies have longer operating histories, greater financial, technical, and other resources, and greater name recognition than we do. In addition, we compete with many smaller companies capable of competing effectively on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. To remain competitive, DynaEnergetics must continue to provide innovative products at competitive prices and maintain an excellent reputation for value, quality, on-time delivery, and safety. If we fail to compete successfully against our competition, we may be unable to maintain acceptable sales levels, prices and margins for our products, which could have a material adverse effect on our business, financial condition, and results of operations

If we are not able to design, develop, and produce commercially competitive products in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, our business and consolidated results of operations and the value of our intellectual property could be materially and adversely affected.

The market for our products is characterized by continual technological developments to provide better and more reliable performance and enhanced product offerings. If we are not able to design, develop, and produce commercially competitive products in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, our business and consolidated results of operations and the value of our intellectual property could be materially and adversely affected. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.

We may be unable to successfully execute and realize the expected financial benefits from strategic initiatives.

From time to time, our business has engaged in strategic initiatives, and such activities may occur in the future. These efforts have recently included a series of automation, lean manufacturing and cost-reduction initiatives designed to enhance profitability and improve quality. While we expect meaningful financial benefits from our strategic initiatives, we may not realize the full benefits expected within the anticipated timeframe. Adverse effects from strategy-driven organizational changes could interfere with our realization of anticipated synergies, customer service improvements and cost savings from these strategic initiatives. Additionally, our ability to fully realize the benefits and implement strategic initiatives may be limited by certain contractual commitments. Moreover, we may incur substantial expenses in connection with the execution of strategic plans in excess of what is forecasted. Further, strategic initiatives can be a complex and time-consuming process that can place substantial demands on management, which could divert attention from other business priorities or disrupt our daily operations. Any of these failures could materially adversely affect our business, financial condition, results of operations and cash flows, which could constrain our liquidity.

Demand for DynaEnergetics products could be reduced by existing and future legislation, regulations and public sentiment.

Regulatory agencies and environmental advocacy groups in the United States, the E.U., and other regions or countries have been focusing considerable attention on emissions of carbon dioxide, methane and other greenhouse gases and their role in climate change. There is also increased focus, including by governments and our customers, investors and other stakeholders, on these and other sustainability and energy transition matters. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as initiatives by governments, non-governmental organizations, and companies to conserve energy or promote the use of alternative energy sources, and negative attitudes toward or perceptions of fossil fuel products and their relationship to the environment, may significantly curtail demand for and production of oil and gas in areas of the world where our customers operate, and thus reduce future demand for DynaEnergetics products.

In addition, some international, national, state and local governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on directly limiting the extraction of shale gas or oil using hydraulic fracturing. These laws and regulations could limit oil and gas development, lead to operational delays and increased costs for our customers, and therefore reduce demand for DynaEnergetics' products. Such reductions in demand for our products may, in turn, adversely affect our financial condition, results of operations and cash flows.

Increased negative investor sentiment toward oil and gas and preference for assets outside of traditional energy sectors could lead to higher capital costs for our customers and reduced investment in fossil fuels, thereby reducing demand for our products. Such preferences could also impact our ability to obtain acceptable debt or equity financing on attractive terms or at all and could negatively impact our stock price over time. Our business, reputation and demand for our stock could be negatively affected if we do not (or are perceived to not) act responsibly with respect to sustainability matters.

Risk Factors Related to NobelClad

NobelClad's business is dependent on sales to a limited number of customers in cyclical markets and our results are affected by the price of metals.

NobelClad revenues are affected by the demand for explosion-welded clad solutions, the base price of metal used in explosion-welded cladding operations and the growing adoption of products and vessels manufactured in China and India. The explosive welding clad market is dependent upon sales of products for use by customers in a limited number of heavy industries, including oil and gas, chemicals and petrochemicals, alternative energy, hydrometallurgy, aluminum production, shipbuilding, rail car manufacturing, power generation, and industrial refrigeration. These industries tend to be cyclical in nature and an economic slowdown in one or all of these industries, whether due to traditional cyclicality, general economic conditions or other factors, could impact capital expenditures within that industry.

Metals prices affect the demand for cladded products and our margins, with higher metal prices generally increasing demand for use of cladded materials over solid metals, which leads to higher sales (in terms of dollars rather than square meters of cladding) and generally higher margins for NobelClad. Additionally, the U.S. government's evolving tariff policy and responses thereto could increase metal prices but also create volatility and uncertainty, potentially delaying investment decisions from end users and impacting the competitiveness of some customers. After several years of historically low metal prices, NobelClad experienced a sharp and significant rise in metal prices in 2021, followed by a return to levels more consistent with historical averages by the end of 2023. While prices have stabilized, they remain above the average levels observed prior to 2021, however, there can be no assurance that prices will remain at these levels, and supply chain difficulties, government policy, and other uncertainties could disrupt projects and normal sales cycles. If demand or metals prices decline or if supply chain issues or similar disruptions persist, our sales would be adversely affected, and this could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on a relatively small number of large projects and customers for a significant portion of our net sales.

A significant portion of our net sales is derived from a relatively small number of projects and customers; therefore, the failure to complete existing contracts on a timely basis, to receive payment for such services in a timely manner, or to enter into future contracts at projected volumes and profitability levels could adversely affect our ability to meet cash requirements exclusively through operating activities. We attempt to minimize the risk of losing customers or specific contracts by continually improving commercial execution and product quality, delivering product on time and competing aggressively on the basis of price. Inflationary conditions in many markets have created uncertainty in our end markets, and we have seen delays in projects and capital expenditures. We expect to continue to depend upon our principal customers for a significant portion of our sales, although our principal customers may not continue to purchase products and services from us at current levels, if at all. The loss of one or more major customers or a change in their buying patterns could have a material adverse effect on our business, financial condition, and results of operations.

Our backlog figures may not accurately predict future sales.

We use backlog to predict our anticipated future sales. Our year-end backlog was $48.9 million, $59.4 million, and $55.5 million at the end of fiscal years 2024, 2023 and 2022, respectively. We define "backlog" at any given point in time to consist of all firm, unfulfilled purchase orders and commitments at that time. We expect to fill most items in backlog within the following twelve months. However, since orders may be rescheduled or canceled and a significant portion of our net sales is derived from a small number of customers, backlog is not necessarily indicative of future sales levels. Moreover, we cannot be sure of when during the future twelve-month period we will be able to recognize revenue corresponding to our backlog nor can we be certain that revenues corresponding to our backlog will not fall into periods beyond the twelve-month horizon.

There is a limited availability of sites suitable for cladding operations.

Our cladding process involves the detonation of large amounts of explosives. As a result, the sites where we perform cladding must meet certain criteria, including adequate distance from densely populated areas, specific geological characteristics, and the ability to comply with local noise and vibration abatement regulations in conducting the process. Our shooting sites in Pennsylvania and in Germany are located in mines. Our Pennsylvania shooting site is subleased under an arrangement pursuant to which we provide certain contractual services to the sub-landlord, and this sublease expires in 2054. Our shooting sites require ongoing maintenance and investment, and failure to adequately maintain these sites could result in reduced access or capacity constraints. In addition, we could experience difficulty in obtaining or renewing permits because of resistance from residents in the vicinity of existing or proposed sites. The failure to obtain required governmental approvals or permits could limit our ability to expand our cladding business in the future, and the failure to maintain such permits or satisfy other conditions to use the sites would have a material adverse effect on our business, financial condition and results of operations.

There is no assurance that we will continue to compete successfully against other manufacturers of competitive products.

Our explosion-welded clad products compete on a worldwide basis with explosion-welded clad products made by other manufacturers in the clad metal business and with products manufactured using other technologies. We see competition from large well-known clad suppliers and from a growing number of smaller companies with explosion welded clad manufacturing capability in China and India. Explosion-welded clad products also compete with products manufactured by roll bond and weld overlay cladding processes. The technical and commercial niches of each cladding process are well understood within the industry and vary from one market location to another and at different metal prices. We focus on reliability, product quality, on-time delivery performance, and low-cost manufacturing to minimize the potential of future competitive threats. However, there is no guarantee we will be able to maintain our competitive position.

Customers have the right to change orders until products are completed.

Customers have some rights to change orders after they have been placed. If orders are changed, the extra expenses associated with the change usually will be passed on to the customer. However, because a change in an order may delay completion of the project, recognition of income for the project may also be delayed. Additionally, any errors or changes as to specifications or significant changes in pricing or availability of materials may cause cost overruns and delays in completion of projects. If we fail to meet delivery schedules, we may be required to pay damages or may risk loss of an order, which could have a material adverse effect on our business, financial condition and results of operations.

Our costs could substantially increase if we experience a large claim or a significant number of warranty claims.

Our product warranties against technical defects of our clad products vary depending on our purchase orders with customers. The warranties require us to repair or replace defective products and may require the payment of a certain percentage of the purchase price as liquidated damages for our failure to meet the specified product specifications and delivery requirements. In addition, our clad products are often used as part of larger projects or are used in potentially hazardous applications that can cause injury or loss of life and damage to property or equipment. In the event of an actual or alleged product defect, we may be named as a defendant in product liability or other lawsuits asserting potentially large claims. We cannot guarantee that insurance will be available or adequate to cover any or all liabilities incurred. We generally have not established any reserve funds for potential warranty claims since historically we have experienced few warranty claims for our products and the costs associated with our warranty claims have been low. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, it could have a material adverse effect on our financial condition and results of operations.

Risk Factors Related to our Businesses Generally

Our efforts to grow and transform our businesses may require significant investments; if our strategies are unsuccessful, our business, results of operations and/or financial condition may be materially adversely affected.

We continuously evaluate opportunities for growth and change. These initiatives may involve making acquisitions, entering into partnerships and joint ventures, divesting assets, restructuring our existing operations and assets, creating new financial structures and building new facilities—any of which could require a significant investment and subject us to new risks. We may incur additional indebtedness to finance these opportunities. If our strategies for growth and change are not successful, we could face increased financial pressure, such as increased cash flow demands, reduced liquidity and diminished access to financial markets, and the equity value of our businesses could be diluted.

The implementation of strategies for growth and change may create additional risks, including:

- diversion of management time and attention away from existing operations;

- requiring capital investment that could otherwise be used for the operation and growth of our existing businesses;

- disruptions to important business relationships;

- increased operating costs;

- limitations imposed by various governmental entities; and

- difficulties due to lack of or limited prior experience in any new markets we may enter.

Our inability to mitigate these risks or other problems encountered in connection with our strategies for growth and change could have a material adverse effect on our business, results of operations and financial condition. In addition, we may fail to fully achieve the savings or growth projected for current or future initiatives notwithstanding the expenditure of substantial resources in pursuit thereof.

Our operations are subject to political and economic instability and risk of government actions that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

We are exposed to risks inherent in doing business in each of the countries in which we operate. Our operations are subject to various risks unique to each country that could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. With respect to any particular country, these risks may include:
- political, social and economic instability;
- civil unrest, acts of terrorism, force majeure, war, other armed conflict;
- public health crises and catastrophic events;
- inflation;
- currency fluctuations, devaluations, conversion, or repatriation restrictions;
- expropriation and nationalization of our assets;
- confiscatory taxation or other adverse tax policies;
- theft of, or lack of sufficient legal protection for, proprietary technology and other intellectual property;
- limitations on extraction of shale gas or oil using hydraulic fracturing;
- limitations on or disruptions to our markets or operations, restrictions on payments, or limitations on the movement of funds;
- increased tariffs;
- trade and economic sanctions or other restrictions;
- unexpected changes in legal and regulatory requirements, including changes in interpretation or enforcement of existing laws;
- deprivation of contract rights; and
- the inability to obtain or retain licenses required for operation.

Inflation and higher interest rates have, and may continue to, adversely affect our financial position and results of operations.

Increases in the cost of wages, materials, parts, equipment, transportation and other operational components over the past two years have adversely affected our results of operations, cash flows and financial position by increasing our overall cost structure, and could continue to do so, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products.

In addition, higher interest rates in the U.S. have increased the cost of debt, investment, and construction costs. Higher interest rates make it more expensive for our customers to finance projects in certain of our business segments, and as a result, may continue to reduce the demand for our products and impact our profitability. Furthermore, higher interest rates decrease cash available for debt repayment as our credit facility bears a variable interest rate.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global and European economies caused by the ongoing military action between Russia and Ukraine.

In February of 2022, Russian military forces invaded Ukraine, resulting in conflict and disruption in the region. The length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable. This conflict has led and may continue to lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, higher inflation, supply chain interruptions, increased costs for transportation and raw materials, political and social instability, as well as an increase in cyberattacks and espionage. Furthermore, governments in the United States, the European Union, the United Kingdom, Canada and others have imposed financial and economic sanctions on certain industry segments and various parties in Russia. We continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly the economies of Europe. Increased trade barriers, sanctions and other restrictions on global or regional trade could adversely affect our business, financial condition and results of operations. Further escalation of geopolitical tensions related to this military conflict and/or its expansion could result in loss of property, expropriation, cyberattacks, supply disruptions, plant closures and an inability to obtain key supplies and materials, as well as adversely affect both our and our customers' supply chains and logistics, particularly in Europe.

In many cases, both our German operations and those of European customers and suppliers depend on the availability of natural gas for use in their manufacturing operations. A significant proportion of Germany's natural gas supply has historically originated from Russia. Material disruptions of natural gas supply to Europe and in particular Germany, whether from sanctions, counter-measures by Russia, other restrictions, damage to infrastructure and logistics or otherwise from the destabilizing effects of military conflict could materially and adversely impact European and global natural gas and oil markets. We expect that shortages in supply and increases in costs of natural gas or other energy will adversely impact our ability to operate our German manufacturing facilities as efficiently and cost-effectively as previously, which could adversely affect our business, results of operations and financial condition.

Our operating results fluctuate from quarter to quarter.

We have experienced, and expect to continue to experience, fluctuations in annual and quarterly operating results caused by various factors at our businesses. At NobelClad, quarterly sales and operating results depend on the volume and timing of the orders in our backlog as well as bookings during the quarter. At DynaEnergetics, the level of demand from our customers is impacted by oil and gas prices as well as a variety of other factors and can vary significantly from quarter to quarter. At Arcadia Products, operating results can fluctuate due to price movements in the market for raw aluminum. Portions of our operating expenses are fixed, and planned expenditures are based primarily on sales forecasts and product development programs. If sales do not meet our expectations in any given period, the adverse impact on operating results may be magnified by our inability to adjust operating expenses sufficiently or quickly enough to compensate for such a shortfall. Results of operations in any period should not be considered indicative of the results for any future period.

We are exposed to potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of many of our operating subsidiaries.

Many of our operating subsidiaries conduct business in euros, Canadian dollars, or other foreign currencies. Sales made in currencies other than U.S. dollars accounted for 11%, 9%, and 6% of total sales for the years ended 2024, 2023 and 2022, respectively. Any increase or decrease in the value of the U.S. dollar against any foreign currency that is the functional currency of any of our operating subsidiaries will cause us to experience foreign currency translation gains or losses with respect to amounts already invested in such foreign currencies. In addition, our company and our operating subsidiaries are exposed to foreign currency risk to the extent that we or they enter into transactions denominated in currencies other than our or their respective functional currencies. For example, DynaEnergetics Europe's functional currency is euros, but its sales often occur in U.S. dollars. Changes in exchange rates with respect to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. In addition, we are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' assets and liabilities and to the financial results of foreign subsidiaries and affiliates when their respective financial statements are translated into U.S. dollars for inclusion in our Consolidated Financial Statements. Cumulative translation adjustments are recorded in other cumulative comprehensive loss as a separate component of equity. Our primary exposure to foreign currency risk is the euro, due to the percentage of our U.S. dollar revenue that is derived from countries where the euro is the functional currency. We use foreign currency forward contracts, generally with maturities of one month, to offset foreign exchange rate fluctuations on certain foreign currency denominated asset and liability account balances. These hedge transactions relate to our operating entities with significant economic exposure to transactions denominated in currencies other than their functional currency. Our primary economic exposures include the U.S. dollar to the euro, the U.S. dollar to the Canadian dollar, and the euro to the U.S. dollar. Since the underlying balance sheet account balances being hedged can fluctuate significantly throughout our monthly hedge periods, our hedging program cannot fully protect against foreign currency fluctuations.

Disruptions or delays involving our suppliers or increases in prices for the components, raw materials and parts that we obtain from our suppliers could have a material adverse effect on our business and consolidated results of operations.

Our operations are dependent upon the continued ability of our suppliers to deliver the components, raw materials and parts that we need to manufacture our products. In some instances, we purchase components, raw materials and parts that are ultimately derived from a single source and may be at an increased risk for supply disruptions. Any number of factors, including labor disruptions, acts of war or terrorism, military activity, trade sanctions, catastrophic weather events, the occurrence of a pandemic or other widespread illness, contractual or other disputes, unfavorable economic or industry conditions, transportation disruptions, delivery delays or other performance problems or financial difficulties or solvency problems, could disrupt our suppliers' operations and performance, which could, in turn, lead to uncertainty in our supply chain or cause supply disruptions for us and disrupt our operations. If we experience supply disruptions, we may not be able to develop alternate sourcing quickly. Any disruption of our production schedule caused by an unexpected shortage of components, raw materials or parts even for a relatively short period of time could cause us to alter production schedules or suspend production entirely, which would adversely affect our business and results of operations.

The terms of our indebtedness contain a number of restrictive covenants, the breach of any of which could result in acceleration of payment of our credit facilities.

As of December 31, 2024, we had an outstanding balance of $72.5 million on our syndicated credit agreement, which was amended on February 6, 2024. This agreement, as amended, includes various covenants and restrictions and certain of these relate to the incurrence of additional indebtedness and the mortgaging, pledging or disposing of major assets. We are also required to maintain certain financial ratios on a quarterly basis. A breach of any of these covenants could impair our ability to borrow and could result in acceleration of our obligations to repay our debt if we are unable to obtain a waiver or amendment from our lenders. As of December 31, 2024, we were in compliance with all financial covenants and other provisions of the credit agreement, as amended, and our other loan agreements. Any failure to remain in compliance with any material provision or covenant of our credit agreement could result in a default, which would, absent a waiver or amendment, require immediate repayment of outstanding indebtedness under our credit facilities. We may not have or be able to obtain sufficient funds to satisfy such a repayment obligation.

If our customers delay paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

We depend on a limited number of significant customers in our DynaEnergetics and NobelClad businesses, and the loss of one or more significant customers or the failure of a customer to pay outstanding amounts due could have a material adverse effect on our business and our consolidated results of operations. In most cases, we bill our customers for our services in arrears and are, therefore, subject to the risk that our customers will delay payment of or fail to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customers' cash flow from operations, their access to the credit markets and rising interest rates. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

New or existing tariffs and other trade measures could adversely affect our results of operations, financial position and cash flows.

New or existing tariffs and other trade measures could adversely affect our results of operations, financial position and cash flows, either directly or indirectly through various adverse impacts on our significant customers. In 2018, the U.S. announced tariffs of 25 percent on steel and 10 percent on aluminum imported from countries where we typically source metals. These tariffs were met with retaliatory tariffs from certain countries and increased, broader tariffs were levied by the U.S. on targeted countries, including China. The tariffs impacted the cost of the importation of steel, which we utilize in our steel plate and steel pipe, key materials in our NobelClad and DynaEnergetics businesses. Though in many cases we have been able to source metals from domestic suppliers, some materials are only available from sources subject to tariffs. The cost of domestic steel and aluminum also increased, along with the price of delivery, and the availability of certain materials has been limited. These higher costs have increased the price of our products to our customers and, in some instances, affected our ability to be competitive. For our NobelClad business, this has impacted our ability to compete on international projects and negatively impacted U.S. fabricators, which are the primary consumers of NobelClad products.

In early 2025, the U.S. announced tariffs of 25 percent on all steel and aluminum imported into the U.S., and the response from other countries and effects are expected to be similar to those experienced previously. The prolonged duration of tariffs, including retaliatory tariffs, the imposition of additional tariffs and the risk of potential broader global trade conflicts could have a material adverse effect on our business, financial condition or results of operations if we are not able to pass through cost increases to our customers.

Failure to attract and retain key personnel and source sufficient labor could adversely affect our current operating results.

Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical employees, and our ability to secure sufficient manufacturing labor. Recently, there were significant additional changes in our management team, including the February 3, 2025, appointment of James Schladen as President of Arcadia Products following the departure of James Chilcoff, President, and Christopher Scocos, Interim President, and the November 2024 retirement of Michael Kuta as President and Chief Executive Officer of DMC, and the appointment of James O'Leary as Executive Chairman and as Interim President and Chief Executive Officer of DMC. Our current and future success is dependent on finding a permanent successor for the DMC President and CEO positions and the retention of other executive officers, key employees and directors. The loss or unavailability of any key personnel could have an adverse effect on the Company's leadership, ability to execute our strategy, financial condition and results of operations.

In order to meet the needs and expectations of our customers and to achieve our growth objectives, we must attract, train, and retain a large number of hourly associates, while at the same time controlling labor costs. These positions have historically had high turnover rates, which can lead to increased training, retention and other costs. In certain areas where we operate, there is significant competition for employees, and we must ensure that we continue to offer competitive wages, benefits and workplace conditions to retain qualified employees, which increases our labor costs. A shortage of qualified candidates who meet all legal work authorization requirements, failure to hire and retain new employees in a timely manner or higher than expected turnover levels could affect our ability to meet customer demand, grow our businesses and meet our labor cost objectives and could have impacts on employee satisfaction generally. In addition, restrictive immigration policies or legal or regulatory developments relating to immigration may negatively affect our efforts to attract and hire new personnel as well as retain existing personnel. Furthermore, failure to adequately monitor and proactively respond to employee dissatisfaction could lead to higher turnover, litigation and unionization efforts, which could negatively impact our ability to meet our operating results.

A failure in our information technology systems or those of third parties, including those caused by security breaches, cyber-attacks or data protection failures, could disrupt our business, result in significant legal costs and other losses and damage our reputation.

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents in particular are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and banking information and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. The risk of cybersecurity incidents may increase with political and economic instability or warfare (including the ongoing hostilities between Russia and Ukraine) and the use of artificial intelligence to make intrusion attempts look more legitimate. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, theft, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. In addition, a data breach could result in negative publicity which could damage our reputation and have an adverse effect on our results of operations and our stock price.

We outsource certain technology and business process functions to third parties and may increasingly do so in the future. If we do not effectively develop, implement and monitor our outsourcing strategy, if third party providers do not perform as anticipated or if we experience technological or other problems with a transition, we may not realize productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and loss of business. Our outsourcing of certain technology and business processes to third parties may expose us to enhanced risks related to data security, which could result in monetary and reputational damages. In addition, our ability to receive services from third party providers may be impacted by cultural differences, political instability, and unanticipated regulatory requirements or policies. As a result, our ability to conduct our business may be adversely affected.

Failure to establish and maintain adequate internal controls over financial reporting could result in the inability to report our financial results in a timely and reliable manner, which could harm our business and impact the value of our securities.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the fair presentation of our Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles ("GAAP") and the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. If we cannot provide reliable financial reports and effectively prevent fraud, our reputation and operating results could be harmed. Even effective internal controls have inherent limitations including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting in future periods are subject to the risk that the control may become inadequate because of changes in conditions or a deterioration in the degree of compliance with the policies or procedures.

If we fail to maintain adequate internal controls, including any failure to implement new or improved controls as may be required by acquisitions or other changes in our business, or if we experience difficulties in their execution, we could fail to meet our reporting obligations, and there could be a material adverse effect on our business and financial results. In the event that our current internal control practices deteriorate, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our stock may be adversely affected.

Legal and Regulatory Risks

Our operations require us to comply with numerous laws and regulations, violations of which could have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

Our operations are subject to international, regional, national, and local laws and regulations in every place where we operate, relating to matters such as environmental protection, health and safety, labor and employment, import/export controls, currency exchange, bribery and corruption, data privacy and cybersecurity, intellectual property, immigration, and taxation. These laws and regulations are complex, frequently change, and have tended to become more stringent over time. In the event the scope of these laws and regulations expands in the future, the incremental cost of compliance could adversely affect our consolidated financial condition, consolidated results of operations, or consolidated cash flows.

Our international operations are subject to anti-corruption and anti-bribery laws and regulations, such as the FCPA, the U.K. Bribery Act and other similar laws. We are also subject to trade control regulations and trade sanctions laws that restrict the movement of certain goods to, and certain operations in, various countries or with certain persons. These trade regulations and laws can include restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations and can change very quickly, such as has occurred in connection with Russia's invasion of Ukraine. Our ability to transfer people, products and data among certain countries is subject to maintaining required licenses and complying with these laws and regulations.

The internal controls, policies and procedures, and employee training and compliance programs we have implemented to deter prohibited practices may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies or from material violations of applicable laws and regulations. Any determination that we have violated or are responsible for violations of anti-bribery, trade control, trade sanctions or anti-corruption laws could have a material adverse effect on our financial condition. Violations of international and U.S. laws and regulations or the loss of any required licenses may result in fines and penalties, criminal sanctions, administrative remedies or restrictions on business conduct, and could have a material adverse effect on our business, operations and financial condition. In addition, any major violations could have a significant effect on our reputation and consequently on our ability to win future business and maintain existing customer and supplier relationships.

The use of explosives in our DynaEnergetics and NobelClad manufacturing processes and products subject us to additional environmental, health and safety laws and any accidents or injuries could subject us to significant liabilities.

DynaEnergetics uses explosive materials in its manufacturing processes and products. NobelClad's manufacturing process involves the detonation of large quantities of explosives. The use of explosives is an inherently dangerous activity. These activities subject us to extensive environmental and health and safety laws and regulations including guidelines and regulations for the purchase, manufacture, handling, transport, storage and use of explosives issued by the U.S. Bureau of Alcohol, Tobacco and Firearms; the Federal Motor Carrier Safety regulations set forth by the U.S. Department of Transportation; the Safety Library Publications of the Institute of Makers of Explosive; and similar guidelines of their European counterparts. In Germany, the transport, storage and use of explosives is governed by a permit issued under the Explosives Act (Sprengstoffgesetz).

Despite our use of specialized facilities to store and handle dangerous materials and our employee training programs, the storage and handling of explosive materials could result in explosive incidents that temporarily shut down or otherwise disrupt our or our customers' operations or cause restrictions, delays or cancellations in the delivery of our services. It is possible that such an explosion could result in death or significant injuries to employees and other persons. Material property damage to us, our customers and third parties arising from an explosion or resulting fire could also occur. Any explosion could expose us to adverse publicity and liability for damages or cause production restrictions, delays or cancellations, any of which could have a material adverse effect on our operating results, financial condition and cash flows. Moreover, failure to comply with applicable requirements or the occurrence of an explosive incident may also result in the loss of our license to store and handle explosives, which would have a material adverse effect on our business, results of operations and financial conditions.

Demand for our products could be reduced by existing and future legislation, regulations and public sentiment.

Regulatory agencies and environmental advocacy groups in the United States, the E.U., and other regions or countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their role in climate change. There is also increased focus, including by governments and our customers, investors and other stakeholders, on these and other sustainability and energy transition matters. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as initiatives by governments, non-governmental organizations, and companies to conserve energy or promote the use of alternative energy sources, and negative attitudes toward or perceptions of fossil fuel products and their relationship to the environment, may significantly curtail demand for and production of oil and gas in areas of the world where our customers operate, and thus reduce future demand for some of our products.

In addition, some international, national, state and local governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on directly limiting the extraction of shale gas or oil using hydraulic fracturing. These laws and regulations could limit oil and gas development, lead to operational delays and increased costs for our customers, and therefore reduce demand for our products. Such reductions in demand for our products may, in turn, adversely affect our financial condition, results of operations and cash flows.

Increased negative investor sentiment toward oil and gas and preference for assets outside of traditional energy sectors could lead to higher capital costs for our customers and reduced investment in fossil fuels, thereby reducing demand for our products. Such preferences could also impact our ability to obtain acceptable debt or equity financing on attractive terms or at all and could negatively impact our stock price over time. Our business, reputation and demand for our stock could be negatively affected if we do not (or are perceived to not) act responsibly with respect to sustainability matters.

We are subject to extensive environmental, health and safety laws and failure to comply with such laws and regulations could result in restrictions or prohibitions on our facilities, substantial civil or criminal liabilities and could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

We are subject to extensive environmental, health and safety regulation in the United States and the other countries where our manufacturing facilities are located. Among other things, these laws regulate the emissions or discharge of materials into the environment; govern the use, storage, treatment, disposal and management of hazardous substances and wastes; protect the health and safety of our employees; regulate the materials used in our products or manufacturing processes; and impose liability for the costs of investigating and remediating (as well as other damages resulting from) present and past releases of hazardous substances. Representative laws and regulations which we may be subject to the in the U.S. include: noise abatement and air emissions regulations, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act ("RCRA") and comparable state laws, and various regulations and laws enforced by the U.S Department of Labor, the U.S. Department of Commerce, and the U.S. Environmental Protection Agency and their state equivalents. Violations of these laws or of any conditions contained in environmental permits can result in substantial fines or penalties, injunctive relief, requirements to install pollution controls or other equipment, and civil sanctions. We could be held liable for costs to investigate, remediate or otherwise address contamination at any real property we have ever owned, operated or used as a disposal site, or at other sites where we or predecessors may have released hazardous materials. We could incur fines, penalties or sanctions or be subject to third-party claims, including indemnification claims, for property damage, personal injury or otherwise as a result of violations of (or liabilities under) environmental, health and safety laws, or in connection with releases of hazardous or other materials.

Changes in or new interpretations of existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future including additional investigation, remediation or other obligations with respect to our products or business activities may lead to additional compliance costs or require us to change our manufacturing processes, which could have a material adverse effect on our business, financial condition or results of operations.

In Germany, we and all our activities are subject to various safety and environmental regulations of the federal state which are enforced by the local authorities, including the Federal Act on Emission Control (Bundes-Immissionsschutzgesetz). The Federal Act on Emission Control permits are held by companies jointly owned by DynaEnergetics and the other companies that are located at the Troisdorf manufacturing site and are for an indefinite period of time. The Dillenburg, Germany facility is operated based on a specific permit granted by the local mountain authority and must be renewed every three years. Any failure to comply with current and future environmental and safety regulations could subject us to significant liabilities. Any actual or alleged violations of environmental, health or safety laws could result in restrictions or prohibitions on our facilities or substantial civil or criminal sanctions. In addition, under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at our facilities and at third party waste disposal sites, even when such contamination was caused by a predecessor and even when the actions resulting in the contamination were lawful at the time. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.

Failure to comply with applicable federal, state and local employment and labor laws and regulations could have a material, adverse impact on our business.

Various federal, state and local employment and labor laws and regulations govern our relationships with our employees, and similar laws and regulations apply to our operations outside of the U.S. These laws and regulations relate to matters such as employment discrimination, wage and hour laws, requirements to provide and document meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules, healthcare laws and anti-discrimination and anti-harassment laws. We incur substantial costs to comply with these laws and regulations and non-compliance or alleged non-compliance could expose us to significant liabilities. For example, Arcadia Products recently settled a lawsuit in California alleging violations of wage and hour regulations with respect to certain temporary and permanent employees. The defense and ultimate settlement of this action resulted in significant costs. We may in the future be required to defend similar actions, and we could incur losses from these and similar cases, and the amount of such losses or costs could be material.

Several jurisdictions also have implemented sick pay and paid time off legislation, which requires employers to provide paid time off to employees, and "just cause" termination legislation, which restricts companies' ability to terminate employees or reduce employees' hours unless they can prove "just cause" or a "bona fide economic reason" for the termination or reduction in hours. All of these regulations impose additional obligations on us and our failure to comply with any of these regulations could subject us to penalties and other legal liabilities, which could adversely affect our business and results of operations.

The regulatory environment governing information, data security and privacy is increasingly demanding and evolving and a data security breach could result in litigation, enforcement actions and related penalties and fines.

The regulatory environment surrounding information security and privacy is increasingly demanding. We are subject to numerous U.S. federal and state laws and non-U.S. laws and regulations governing the protection of personal and confidential information of our customers and employees. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

Several U.S. states have passed comprehensive privacy laws that have recently become effective. Of note among them is the California Consumer Privacy Rights Act (CPRA), which amends and expands the California Consumer Privacy (CCPA). The CPRA, which went into effect on January 1, 2023, along with the CCPA, governs the transmission, security and privacy of California residents' personal information. The CPRA has a twelve month look-back period for enforcement purposes. Among many new requirements, the CPRA creates a category for sensitive data including health and other personal information that requires additional safeguards and disclosures. In addition, the CPRA expands consumers' rights and has enhanced enforcement mechanisms such as the creation of a California Privacy Protection Agency that will investigate and enforce the CPRA and its promulgating regulations. The states of Virginia, Colorado, Connecticut and Utah have also recently enacted omnibus data privacy laws. In addition, many other proposals exist in states across the U.S. that could increase our potential liability and increase our compliance costs. Aspects of these state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional compliance costs.

In addition, the recently adopted SEC final cybersecurity rule requires, among other things, comprehensive disclosure regarding oversight of cybersecurity risks and increased monitoring and reporting of data security incidents.

Internationally, the European Data Protection Board has released guidelines on enforcement and fines related to the General Data Protection Regulation (GDPR). The guidelines suggest a tougher stance on enforcement and stiffer fines for companies that violate the GDPR. This is in addition to the continued complexities involving the transfer of personal data from Europe to the U.S. following the Schrems II decision. In July 2023, the European Commission announced a new Trans-Atlantic data privacy framework, Privacy Shield 2.0, which may require additional compliance efforts from our company.

As international data privacy and protection laws continue to evolve, and as new regulations, interpretive guidance and enforcement information become available, we may incur incremental costs to modify our business practices to comply with these requirements. In addition, our internal control policies and procedures may not always protect us from reckless, intentional or criminal acts committed by our employees or agents.

Violations of these laws, or allegations of such violations, could subject us to criminal or civil, monetary or non-monetary penalties, disrupt our operations, involve significant management distraction, subject us to class action lawsuits and result in a material adverse effect on our business, financial condition and results of operations.

Legal, regulatory or market measures to address climate change, including proposals to restrict emissions of GHGs and other sustainability initiatives, could have an adverse impact on the Company's business and results of operations.

Various legislative, regulatory, and inter-governmental proposals to restrict emissions of GHGs, such as carbon dioxide ("CO2"), are under consideration by governmental legislative bodies and regulators in the jurisdictions where we operate. Such regulatory and global initiatives may require us to modify our operating procedures, incur capital expenditures, change fuel sources, or take other actions that may adversely affect our financial results. Increasing regulations to reduce GHG emissions, as proposed throughout many of our operating regions, would be expected to increase energy costs, reduce energy availability and increase price volatility for energy.

The heightened stakeholder focus on Environmental, Social, and Governance, or "ESG," issues related to our businesses requires the continuous monitoring of various and evolving laws, regulations, standards and expectations and the associated reporting requirements. Specifically, certain stakeholders are beginning to require that we provide information on our plans relating to certain climate-related matters such as greenhouse gas emissions. A failure to adequately or timely meet stakeholder expectations and reporting requirements may result in noncompliance with any imposed regulations, the loss of business, reputational impacts, diluted market valuation, an inability to attract and retain customers, and an inability to attract and retain top talent. In addition, our adoption and the reporting of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our profitability.

Further, we have established and publicly disclosed other ESG targets and goals and other sustainability commitments that are subject to a variety of assumptions, risks and uncertainties. If we are unable to meet these targets, goals or commitments on our projected timelines or at all, or if they are not perceived to be sufficiently robust, our reputation as well as our relationships with investors, customers and other stakeholders could be harmed, which could in turn adversely impact our business and results of operations. In recent years "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and the President having recently issued an executive order opposing diversity equity and inclusion ("DEI") initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in the Company facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm.

Changes in or interpretation of tax law could impact the determination of our income tax liabilities for a tax year.

We are subject to income taxes in the U.S. and certain foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the course of our business, there are many transactions and calculations where the ultimate tax determination is subjective or uncertain. We earn a significant amount of our operating income outside the U.S and have significant intercompany transactions between our affiliates. A change in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, or disputes about intercompany transfer pricing arrangements may result in higher effective tax rates for the Company.

Our future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, regulations related to the 2017 United States Tax Cuts and Jobs Act ("TCJA") are still being developed, some with retroactive application. As regulations and guidance evolve with respect to tax law, our results may differ from previous estimates and may materially affect our financial condition or results of operations. The OECD/G20 Base Erosion and Profit Shifting Project (or BEPS Project) is developing an international framework to combat tax avoidance by multinational enterprises and countries where the Company is subject to taxes are independently evaluating their corporate tax policy. Tax legislation and enforcement could adversely impact the Company's tax provision and the value of deferred tax assets and liabilities.

We are under audit by tax authorities in different jurisdictions from time to time. Although we believe that our provision for income taxes and our tax estimates are reasonable, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult. The final resolution of any audits or litigation may differ from the amounts recorded in our Consolidated Financial Statements and may materially affect our Consolidated Financial Statements in the period or periods in which that determination is made.

Intellectual Property Risks

Our failure to protect our proprietary information and any successful intellectual property challenges against us could materially and adversely affect our competitive position.

The protection of our intellectual property rights is essential to maintaining our competitive position and recognizing the value of our investments in technology and intellectual property in our existing and future products. We rely on trade secret protection for certain aspects of our technology, in part through confidentiality and other written agreements with our employees, consultants and third parties. Through these and other written agreements, we attempt to control access to and distribution of our intellectual property documentation and other proprietary technology information. Despite our efforts to protect our proprietary rights, former employees, consultants or third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our technology. Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights.

We also actively pursue patent protection for our proprietary technology and intellectual property where appropriate for protecting our competitive position. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be respected by third parties. In addition, our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, and this could have a similar effect on our competitive position.

Intellectual property litigation and threats of litigation are becoming more common in the oilfield services industry. We have been in the past and may in the future be involved in litigation, in the United States or abroad, to enforce our patents or other intellectual property rights or to protect our trade secrets and know-how. These actions can require multiple years to come to resolution or settlement, and even if we ultimately prevail, we may be unable to realize adequate protection of our competitive position. In addition, these actions commonly result in actions by the affected third parties to establish the invalidity of our patents. While we intend to prosecute these actions vigorously, there is no guarantee of success, and such effort takes significant financial and management resources from the Company. In the event that one or more of our patents are challenged, a court or the United States Patent and Trademark Office (USPTO) may invalidate the patent(s) or determine that the patent(s) is not enforceable, which could harm our competitive position. If our patents are invalidated, or if the scope of the claims in any of these patents is limited by a court or USPTO decision, we could be prevented from pursuing certain litigation matters or licensing the invalidated or limited portion of such patents. Such adverse decisions could negatively impact our future revenue. Patent litigation, if necessary or when instituted against us, could result in substantial costs and divert our management's attention and resources.

We may incur substantial costs defending against third parties alleging that we infringe their proprietary rights.

We have been in the past and may in the future be involved in litigation relating to alleged infringement by us of others' patents or other intellectual property rights. We have an active "freedom to operate" review process for our technology, but there is no assurance that future infringement claims will not be asserted. Infringement claims generally result in significant legal and other costs and may distract management from running our core businesses even if we are ultimately successful. In the event of any adverse ruling in any intellectual property litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third-party claiming infringement with royalty payment obligations by us. We also have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products, which may increase our costs. Any of these occurrences could significantly harm our competitive position, results of operations, financial position and cash flows.

Risks Related to Acquisitions

We have incurred debt to finance the acquisition of 60% of Arcadia Products and may incur additional substantial financial obligations in connection with the acquisition of the remaining 40% of Arcadia Products.

We financed a portion of the purchase price of the Arcadia Products acquisition with proceeds from our credit facility, which we amended in 2024, increasing the total facility amount to $300 million from our prior facility of $200 million; however, the $50,000 delayed draw term loan within the amended credit facility is only accessible through February 6, 2026. Our ability to service the indebtedness under the credit facility and to maintain compliance with its covenants, which are based in part on trailing twelve-month results, will depend on our success in achieving the intended benefits of the acquisition and are subject to numerous risks and uncertainties as discussed above.

In addition, as early as September 6, 2026, we may be required to pay the Option Purchase Price for some or all of Munera's interests in Arcadia Products if Munera exercises the Put Option. Even if we elect to pay 80% of the Option Purchase Price in preferred stock, we will need to fund the remaining portion in cash. Although the increase in the 2024 amended credit facility was intended to allow us to finance the Option Purchase Price, a potential exercise will depend on numerous factors, including the performance of our businesses, the status of any changes to our businesses and general market and economic conditions. If we access the credit facility to pay the Option Purchase Price, we will have to devote a substantial portion of our cash flow to meet required payments of principal and interest on this indebtedness, and if we are unable to generate sufficient cash flow to do so, or if we otherwise fail to comply with the terms of the credit facility, we could be in default under the agreement. If we fail to pay the Option Purchase Price when required under the Operating Agreement, we will be in default under the agreement. The Option Purchase Price is subject to a defined "floor" value in the Operating Agreement, which is based primarily upon a contractually stated equity value and will likely be substantial relative to the current size of our business. The floor value will apply even if Arcadia Products' performance fails to meet our expectations, and we may find it difficult to obtain additional financing, if needed, for the payment of the Option Purchase Price. In addition, debt or preferred equity financing, if obtained, may involve agreements that include liens or restrictions on our assets and covenants limiting or restricting our ability to take specific actions, such as paying dividends or making distributions, incurring additional debt, acquiring or disposing of assets or increasing expenses. Debt financing would also be required to be repaid regardless of our operating results. Obtaining financing through issuances of common stock would impose fewer restrictions on our future operations but would be dilutive to the interests of existing stockholders.

DMC is the majority shareholder of Arcadia Products, and our interest in Arcadia Products is subject to the risks normally associated with the conduct of businesses with a minority shareholder.

Pursuant to the Equity Purchase Agreement pursuant to which we acquired a 60% ownership stake in Arcadia Products, Munera continues to hold 40% of the outstanding equity interests of Arcadia Products. Our Operating Agreement governs our relationship with Munera, and we believe the Operating Agreement provides us with effective and sufficient control of Arcadia Products to allow the business to be operated consistent with our goals and values and with sufficient opportunity for profitable growth. Nevertheless, conducting a business with minority owners may lead to certain risks and uncertainties, which could have an adverse impact on our ability to profitably grow the Arcadia Products business, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition. These include:

- our ability to effectively control certain strategic, operational and financial decisions;
- the potential for disagreement over the direction of the company and costs and expenses involved; and
- the risk of having economic or business interests or goals that are inconsistent with, or opposed to, those of Munera.

There can be no assurance that the acquisition will be beneficial to us, whether due to the above-described risks, unfavorable economic conditions, integration challenges or other factors.

To the extent that we seek to further expand our business through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.

From time to time, we examine opportunities to make selective acquisitions in order to increase shareholder return by increasing our total available markets, expanding our existing operations and, potentially, generating synergies. The success of any acquisition depends on a number of factors, including, but not limited to:

- identifying suitable candidates for acquisition and negotiating acceptable terms;
- obtaining approval from regulatory authorities and potentially DMC's shareholders;
- maintaining our financial and strategic focus and avoiding distraction of management during the process of integrating the acquired business;
- implementing our standards, controls, procedures and policies at the acquired business and addressing any pre-existing liabilities or claims involving the acquired business;
- our ability to realize the expected tax treatment or tax benefits from the transaction; and
- to the extent the acquired operations are in a country in which we have not operated historically, understanding the regulations and challenges of operating in that new jurisdiction.

For example, our due diligence process may not reveal all liabilities associated with a potential acquisition, and this could result in us incurring unanticipated losses after the acquisition is completed. There can be no assurance that we will be able to conclude any acquisitions successfully or that any acquisition will achieve the anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations and financial position.

Risk Factors Related to Our Common Stock

The price and trading volume of our common stock may be volatile, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

The market price and trading volume of our common stock may be subject to significant fluctuations due to general stock market conditions and/or a change in sentiment in the market regarding our operations, business prospects or liquidity. Among the factors that could affect the price of our common stock are:

- changes in the architectural building products, oil and gas, industrial, or infrastructure markets;
- operating and financial performance that vary from the expectations of management, securities analysts or investors;
- developments in our business or in our business sectors generally;
- regulatory changes affecting our industries generally or our business and operations;
- the operating and stock price performance of companies that investors consider to be comparable to us;
- announcements of strategic developments, acquisitions and other material events by us or our competitors;
- our ability to integrate and operate the companies and the businesses that we acquire;
- rumors and market speculation regarding our industries, business or trading activity;
- significant amounts of short selling, the perception that short sales could occur and other speculative trading activity;
- activism by any large stockholder or group of stockholders;
- new positions adopted by investor stewardship groups and proxy advisory firms regarding desired ESG disclosures, policies, ranking systems and other initiatives;
- changes in global financial markets and global economies and general market conditions, including volatility in foreign exchange rates, tariffs and stock, commodity, credit or asset valuations, and government actions or shutdowns.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies, and these fluctuations may adversely affect the trading price of our common stock.

Our business could be negatively affected as a result of actions of activist stockholders or others.

We may be subject to actions or proposals from stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions can be costly and time-consuming, disrupt our business and operations, and divert the attention of our Board, management, and employees from the pursuit of our business strategies. Such activities could interfere with our ability to execute our strategic plan. Activist stockholders or others may create perceived uncertainties as to the future direction of our business or strategy which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel and potential customers, and may affect our relationships with current customers, vendors, investors, and other third parties. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our Board. Our stock price could also be subject to significant fluctuations or otherwise be adversely affected by the events, risks and uncertainties of any stockholder activism.

Our stockholder protection rights agreement includes terms and conditions that could discourage a takeover or other transaction that stockholders may consider favorable.

On June 5, 2024, the Company entered into a Stockholder Protection Rights Agreement (the "Rights Agreement"), pursuant to which the Board declared a dividend of one right ("Right") for each share of our common stock outstanding at the close of business on June 17, 2024. One Right will also be issued together with each share of common stock issued by the Company after that date, but before the Separation Time (as defined in the Rights Agreement). Each Right initially represents the right to purchase one one-thousandth of a share of Series B Participating Preferred Stock for $75.00, subject to adjustment and upon such terms and subject to the conditions set forth in the Rights Agreement. Rights will generally become exercisable only if any person (or any persons acting as a group) acquires "Beneficial Ownership" (as defined in the Rights Agreement) of 10%, or 20% in the case of certain passive investors, or more of our outstanding common stock. If Rights become exercisable, all holders of Rights (other than the person, entity or group triggering the Rights Agreement, whose rights will become void and will not be exercisable) will have the right to purchase from the Company for $75.00, subject to certain potential adjustments, shares of our common stock having a market value of twice that amount. The Rights Agreement expires on June 4, 2025, unless earlier terminated or the Rights are redeemed or exchanged by the Board. Additional information regarding the Rights Agreement is contained in the Current Report on Form 8-K filed with the SEC on June 6, 2024.

The Rights Agreement will cause substantial dilution to any person or group that acquires "Beneficial Ownership" (as defined in the Rights Agreement) of 10%, or 20% in the case of certain passive investors, or more of the Company's outstanding common stock. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to discourage any person, entity or group from gaining a control or control-like position in the Company or engaging in other tactics, potentially disadvantaging the interests of the Company's stockholders, without negotiating with the Board and without paying an appropriate control premium to all stockholders. The Rights Agreement is similar to plans adopted by other public companies, and it is intended to protect stockholders' interests, including by providing the Board sufficient time to make informed judgments and take actions that are in the best interests of the Company and its stockholders. Nevertheless, the Rights Agreement may be considered to have certain anti-takeover effects, including potentially discouraging a third party from attempting to obtain a substantial position in our common stock or seeking to obtain control of the Company and discouraging a takeover attempt that stockholders may consider favorable or that could result in a premium over the market price of our common stock. Even in the absence of a takeover attempt, the Rights Agreement may adversely affect the prevailing market price of our common stock if it is viewed as discouraging takeover attempts in the future.

ITEM 1B.   **Unresolved Staff Comments**

None.

ITEM 1C.   Cybersecurity

The Board, in coordination with the Risk Committee, oversees the Company's risk management program, which includes risks arising from cybersecurity threats. DMC's Chief Information Officer (CIO) and Chief Information Security Officer (CISO), the management position responsible for assessing and managing material risks from cybersecurity threats, manages the Company's cybersecurity program and are responsible for leading and coordinating cybersecurity activities across the organization. The CIO reports directly to our Interim President and Chief Executive Officer, and the CISO reports directly to our CIO. Our CISO has extensive experience in cybersecurity, business continuity, disaster recovery and cloud security.

Led by our CIO and CISO, we conduct regular assessments to identify potential cybersecurity risks and vulnerabilities, including the evaluation of systems and data assets. We have established internal procedures to stay vigilant against evolving threats by monitoring network traffic and conducting security audits. We also regularly engage independent assessors and external consultants who specialize in cybersecurity to conduct thorough, unbiased evaluations of our systems, policies, and procedures. These assessments help us ensure that our cybersecurity practices are aligned with applicable regulations and standards. To further evaluate our cybersecurity defenses, we periodically commission penetration exercises conducted by specialized firms. These tests simulate real-world attacks and assist in assessing our internal readiness and response capabilities.

We are proactively taking steps to enhance our monitoring of third-party service providers' cybersecurity, including the continuance of a vendor third-party risk management program. As we continue to expand this program, it should better enable the Company to identify and manage material risks from cybersecurity threats related to our third-party service providers.

Cybersecurity risk updates are provided quarterly to our senior management team by the CIO and CISO as part of our enterprise risk management process. We have established an incident response policy that outlines the process for assessing and responding to cybersecurity incidents. The incident response policy is reviewed at least annually by executive management. The Board also receives quarterly updates on cybersecurity risks. These reports are typically presented by our CISO to the Risk Committee of the Board and include updates to recently completed cybersecurity initiatives, upcoming plans, an overview of current threats, as well as discussion of our overall cybersecurity maturity and readiness. The Board participates in simulated cybersecurity trainings and is kept apprised of changes in cybersecurity regulatory requirements, ensuring that our organization remains in compliance with relevant standards.

Cybersecurity risks and threats, including as a result of any previous cybersecurity incidents, have not materially impacted and are not reasonably expected to materially impact us or our operations. However, we recognize the ever-evolving cyber risk landscape and cannot provide any assurances that we will not be subject to a material cybersecurity incident in the future. See Item 1A. Risk Factors "A failure in our information technology systems or those of third parties, including those caused by security breaches, cyber-attacks or data protection failures, could disrupt our business, result in significant legal costs and other losses and damage our reputation" for a discussion of cybersecurity-related risks.

ITEM 2.   Properties

Corporate Headquarters

Our corporate headquarters currently are located in Broomfield, Colorado. The office is also used for NobelClad's U.S. administrative offices.

Location	Property Type	Property Size	Owned/Leased	Expiration Date of Lease (if applicable)
Broomfield, Colorado	Corporate and Sales Office	18,284 sq. ft.	Leased	September 30, 2029, with renewal option for 60 months

Arcadia Products

Arcadia Products owns a manufacturing site and sales office in Vernon, California and leases other manufacturing and distribution centers throughout the United States. The table below summarizes Arcadia Products' material properties, including their location, type, size, whether owned or leased and expiration terms, if applicable.

Location	Property Type	Property Size	Owned/Leased	Expiration Date of Lease (if applicable)
Vernon, California	Corporate office, metal shop building, warehouse	26,500 sq. ft.	Owned	
	Land for office, paint shop, anodizing line	0.8 acre	Owned	
	Land for office, paint shop, anodizing line	2.24 acres	Leased	May 31, 2046
Vernon, California	Land for parking	39,545 sq. ft.	Leased	March 31, 2027
Vernon, California[1]	Office, paint shop	112,000 sq. ft.	Leased	December 22, 2026, with renewal option for 60 months
Vernon, California[1]	Office, warehouse	110,677 sq. ft.	Leased	December 22, 2026, with renewal option for 60 months
Hayward, California[1]	Distribution, light assembly	45,624 sq. ft.	Leased	December 22, 2027
West Sacramento, California[1]	Distribution, light assembly	16,000 sq. ft.	Leased	December 22, 2027
Stamford, Connecticut[1]	Office, warehouse	39,418 sq. ft.	Leased	December 22, 2025
Phoenix, Arizona[1]	Office, warehouse	51,986 sq. ft.	Leased	December 22, 2026, with renewal option for 24 months
Las Vegas, Nevada[1]	Office, warehouse	88,915 sq. ft.	Leased	December 22, 2026, with renewal option for 24 months
Tucson, Arizona[1]	Office, paint shop, warehouse	106,507 sq. ft.	Leased	December 22, 2026, with renewal option for 60 months
Waipahu, Hawaii	Distribution, light assembly	Building: 12,746 sq. ft. Land: 21,872 sq. ft.	Leased	May 31, 2028
South Gate, California	Office, manufacturing	45,700 sq. ft.	Leased	December 31, 2027
South Gate, California	Office, manufacturing, storage	Building: 25,000 sq. ft. Land: 45,000 sq. ft.	Leased	April 30, 2027
Houston, Texas	Office, warehouse	43,412 sq. ft.	Leased	November 30, 2028, with renewal option for 60 months
Dallas, Texas	Office, warehouse	86,731 sq. ft.	Leased	November 30, 2025, with renewal option for 60 months
Kent, Washington	Distribution, light assembly	25,000 sq. ft.	Leased	May 31, 2029

[1] These leases are with entities affiliated with the holder of the redeemable noncontrolling interest holder and president of Arcadia Products as of February 3, 2025. During the year-ended December 31, 2024, DMC recorded $4,625 in lease expense related to these properties.

DynaEnergetics

DynaEnergetics leases a manufacturing site and administration office in Troisdorf, Germany. The leases for this property expire on December 31, 2025, and we are negotiating future renewal options. In the U.S., DynaEnergetics owns manufacturing and assembly sites in Texas and leases storage bunkers and office and warehouse space in various cities throughout Texas. DynaEnergetics also leases office and warehouse space and bunkers for storage of its explosives in Alberta, Canada.

The table below summarizes DynaEnergetics' material properties, including their location, type, size, whether owned or leased and expiration terms, if applicable.

Location	Property Type	Property Size	Owned/Leased	Expiration Date of Lease (if applicable)
Troisdorf, Germany	Manufacturing and administration office	Manufacturing: 263,201 sq. ft. Office: 2,033 sq. ft.	Leased	December 31, 2025
Troisdorf, Germany	Office	4,672 sq. ft.	Leased	February 28, 2027
Liebenscheid, Germany	Manufacturing and office	5,511 sq. ft.	Owned	
Liebenscheid, Germany	Land	77,672 sq. ft.	Owned	
Houston, Texas	Office	11,370 sq. ft.	Leased	November 30, 2026
Blum, Texas	Office, warehouse, and manufacturing	83,000 sq. ft.	Owned	
Blum, Texas[a]	Warehouse	10,000 sq. ft.	Owned	
Blum, Texas	Land for office, warehouse, and manufacturing	284 acres	Owned	
Midland, Texas	Land	13.3 acres	Leased	April 1, 2029
Whitney, Texas	Warehouse	Building: 30,000 sq ft Land: 3.816 acres	Leased	October 31, 2029
Whitney, Texas	Office, warehouse, and manufacturing	36,000 sq. ft.	Owned	
Alberta, Canada	Office and warehouse	7,650 sq. ft.	Leased	August 31, 2025

[a] The Blum, Texas warehouse is separate from the main Blum manufacturing campus.

NobelClad

NobelClad owns its principal domestic manufacturing site, which is located in Mount Braddock, Pennsylvania. We currently lease our primary domestic shooting site, which is located in Dunbar, Pennsylvania, and we also have license and risk allocation agreements relating to the use of a secondary shooting site, Coolspring, that is located within a few miles of the Mount Braddock facility. The shooting site in Dunbar and the nearby secondary shooting site support our Mount Braddock facility. The lease for the Dunbar property will expire on May 6, 2029, but we have options to renew the lease which would then extend through May 6, 2054. The license and risk allocation agreements will expire on March 31, 2028, with renewal options through March 31, 2033.

NobelClad owns a manufacturing site in Liebenscheid, Germany as well as a mine used as a shooting site in Dillenburg, Germany. We purchased the buildings and land around the Dillenburg mine in 2022. NobelClad leases the building housing its sales and administrative office in Perpignan, France.

The table below summarizes NobelClad's material properties, including their location, type, size, whether owned or leased and expiration terms, if applicable.

Location	Property Type	Property Size	Owned/ Leased	Expiration Date of Lease (if applicable)
Mt. Braddock, Pennsylvania	Clad plate manufacturing and administration office	Land: 14 acres Buildings: 101,300 sq. ft.	Owned	
Dunbar, Pennsylvania	Clad plate shooting site	Land: 322 acres Buildings: 15,960 sq. ft.	Leased	May 6, 2029 with renewal options through May 6, 2054.
Cool Spring, Pennsylvania	Clad plate shooting site	1,200,000 sq. ft.	Leased	March 31, 2028, with renewal options through March 31, 2033
Canonsburg, Pennsylvania	Manufacturing	16,000 sq. ft	Leased	November 30, 2025, with renewal options for one additional 12-month periods
Tautavel, France[a]	Clad shooting site	116 acres	Owned	
Perpignan, France	Administration and sales office	3,671 sq. ft	Leased	September 30, 2029, with renewal options for additional three-year periods.
Burbach-Würgendorf, Germany	Storage	224 sq. meters	Leased	December 31, 2050
Dillenburg, Germany	Clad plate shooting site	Land: 18.9 acres Buildings: 46,285 sq. ft.	Owned	
Liebenscheid, Germany	Manufacturing	Land: 10.47 acres Buildings: 125,394 sq. ft.	Owned	

[a] Though NobelClad is no longer performing manufacturing activities in France, it owns this land in order to have access to a redundant shooting site.

ITEM 3.   **Legal Proceedings**

Refer to Note 13 within Part II, Item 8 — Financial Statements and Supplementary Data.

ITEM 4.   **Mine Safety Disclosures**

Our Coolspring property is subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the year ended December 31, 2024, we had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to our United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART II

ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is publicly traded on The Nasdaq Global Select Market ("Nasdaq") under the symbol "BOOM." As of February 17, 2025, there were 172 holders of record of our common stock (does not include beneficial holders of shares held in "street name").

Equity Compensation Plan

Refer to "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding securities authorized for issuance under our equity compensation plans, which is incorporated in this Item by this reference.

Issuer Purchases of Equity Securities

During the quarter ended December 31, 2024, we purchased shares of common stock as follows. These shares are held as treasury shares by the Company.

	Total number of shares purchased [1] [2]	Average price paid per share
October 1 to October 31, 2024	13,948	$ 13.06
November 1 to November 30, 2024	3,776	$ 10.04
December 1 to December 31, 2024	3,231	$ 6.84
Total	20,955	$ 11.56

[1] Share purchases during the period were to offset tax withholding obligations that occurred upon the vesting of restricted common stock under the terms of the 2016 Equity Incentive Plan.

[2] As of December 31, 2024, the maximum number of shares that could be purchased would not exceed the employees' portion of taxes to be withheld on unvested shares (758,368) and potential purchases upon participant elections to diversify equity awards held in the Company's Amended and Restated Non-Qualified Deferred Compensation Plan (35,838) into other investment options available to participants in the Plan.

Stock Performance Graph

The following graph compares the performance of our common stock with the Nasdaq Non-Financial Stocks Index and the Nasdaq Composite (U.S.) Index. The comparison of total return (change in year-end stock price plus reinvested dividends) for each of the years assumes that $100 was invested on December 31, 2019, in each of the Company, the Nasdaq Non-Financial Stocks Index and the Nasdaq Composite (U.S.) Index with investment weighted on the basis of market capitalization. The comparisons in the graph below are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock.

Total Performance Using OMX Global Indexes



Total Return Analysis	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
DMC Global Inc.	$100.00	$96.24	$88.14	$43.26	$41.88	$16.36
Nasdaq Non-Financial Stocks	$100.00	$148.88	$189.83	$128.35	$199.12	$250.65
Nasdaq Composite (U.S.)	$100.00	$121.27	$152.67	$122.55	$154.93	$192.86

ITEM 6.   [Reserved.]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our historical Consolidated Financial Statements and notes included elsewhere in this annual report. A discussion regarding our financial condition and results of operations as well as our liquidity and capital resources for fiscal 2023 compared to fiscal 2022 can be found under Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is available on the SEC's website at www.sec.gov and our Investor Relations website at www.dmcglobal.com/investors.

Unless stated otherwise, all dollar figures in this report are presented in thousands (000s). N/M indicates that the change in dollars or percentage was not meaningful.

Overview

General

DMC Global Inc. ("DMC", "we", "us", "our", or the "Company") owns and operates Arcadia Products, DynaEnergetics and NobelClad, three innovative, asset-light manufacturing businesses that provide differentiated products and engineered solutions to segments of the construction, energy, industrial processing and transportation markets. Our businesses seek to capitalize on their product and service differentiation to expand profit margins, increase cash flow and enhance shareholder value. Based in Broomfield, Colorado, DMC trades on Nasdaq under the symbol "BOOM."

Arcadia Products

On December 23, 2021, DMC completed the acquisition of 60% of the membership interests in Arcadia Products, LLC, a Colorado limited liability company resulting from the conversion of Arcadia, Inc. (collectively, "Arcadia Products"). Arcadia Products designs, engineers, fabricates, and finishes aluminum framing systems, windows, curtain walls, storefronts, entrance systems, and interior partitions to the commercial construction market. Additionally, Arcadia Products supplies customized windows and doors to the high-end residential construction market.

Cost of products sold for Arcadia Products includes the cost of aluminum, paint, and other raw materials used in manufacturing as well as employee compensation and benefits, manufacturing facility lease expense, depreciation of manufacturing equipment, supplies and other manufacturing overhead expenses.

DynaEnergetics

DynaEnergetics designs, manufactures, markets and sells perforating systems and associated hardware for the global oil and gas industry. These products are primarily sold to oilfield service companies in the U.S., Europe, Canada, Africa, the Middle East, and Asia. The market for perforating products, which are used during the well completion process, generally corresponds with oil and gas exploration and production activity. Well completion operations are increasingly complex, which in turn has increased the demand for intrinsically-safe, reliable and technically advanced perforating systems.

Cost of products sold for DynaEnergetics includes the cost of metals, explosives and other raw materials used to manufacture shaped charges, detonating products and perforating guns as well as employee compensation and benefits, depreciation of manufacturing facilities and equipment, supplies and other manufacturing overhead expenses.

NobelClad

NobelClad produces explosion-welded clad metal plates for use in the construction of corrosion resistant industrial processing equipment and specialized transition joints for commuter rail cars, ships, and liquified natural gas (LNG) processing equipment. While most demand for our products is driven by maintenance and retrofit projects at existing plants and facilities, new projects for petrochemical processing, oil refining, and aluminum smelting facilities also account for a significant portion of total demand. These industries tend to be cyclical in nature and the timing of new order inflow remains difficult to predict. We use backlog, defined as all unfilled firm purchase orders and commitments at a point in time, to measure the immediate outlook for our NobelClad business. Most firm purchase orders and commitments are realized and shipped within twelve months. NobelClad's backlog was $48,885 at December 31, 2024 compared to $59,357 at December 31, 2023.

Cost of products sold for NobelClad includes the cost of metals, explosive powders and other raw materials used to manufacture clad metal plates and transition joints as well as employee compensation and benefits, outside processing costs, depreciation of manufacturing facilities and equipment, manufacturing facility lease expense, supplies and other manufacturing overhead expenses.

Factors Affecting Results

- Consolidated net sales were $642,851 in 2024 versus $719,188 in 2023, a decrease of 11%. The decline in performance primarily was driven by lower Arcadia Products sales volumes in longer-cycle high-end residential and certain short-cycle commercial markets, and a decrease in pricing of DynaEnergetics' DS perforating systems as a result of industry consolidation in the United States.

- Consolidated gross profit of 23.4% in 2024 decreased from 29.5% in 2023. The decline was primarily attributable to margin declines at DynaEnergetics and Arcadia Products, as well as lower absorption of fixed manufacturing overhead costs as a result of the decrease in consolidated sales.

- Consolidated selling, general, and administrative ("SG&A") expenses were $108,656 in 2024 compared with $124,442 in 2023. The year-over-year decrease was primarily attributable to a reduction in variable compensation costs of $5,297, outside services costs of $5,735, as well as internal leadership and sales meeting expense of $1,176, partially offset by an increase in bad debt expense of $3,784. Additionally, there were $7,383 of CEO transition expenses and related accelerated stock-based compensation in 2023.

- Cash and marketable securities of $14,289 at December 31, 2024 decreased $29,370 from $43,659 at December 31, 2023 and was primarily attributable to debt repayments made in conjunction with the Company's amended credit agreement.

- Net debt, a non-GAAP measure, of $56,529 (comprised of $70,818 of total debt less $14,289 in cash, cash equivalents and marketable securities) at December 31, 2024 decreased $15,663 from $72,192 at December 31, 2023. The decrease was due to a reduction in outstanding debt attributable to voluntary repayments made after execution of the credit agreement amendment in February 2024.

- The Company's leverage ratio, calculated in accordance with its credit facility, was 1.35 to 1.0 as of December 31, 2024 in comparison to the maximum ratio permitted of 3.0 to 1.0. The Company's adjusted leverage ratio, calculated using net debt as of December 31, 2024, was 1.09 to 1.0.

Outlook

We expect Arcadia Products' first quarter sales will be flat to modestly above the 2024 fourth quarter, with continued weak demand from the luxury residential market. In January, Arcadia Products' former president, Jim Schladen, returned to lead the organization. He is currently focused on strengthening Arcadia Products' core commercial operations and stabilizing and developing an improvement plan for its high-end residential products, which may include the elimination of underperforming product offerings. As a regional architectural building products leader based in the Los Angeles metro area, management believes Arcadia Products is uniquely positioned to participate in the long-term reconstruction of many neighborhoods destroyed by the recent wildfires in Southern California.

At DynaEnergetics, first quarter sales are expected to be flat to modestly up versus the seasonally soft 2024 fourth quarter. Anticipated sales growth in North America is expected to be partially offset by lower international sales. DynaEnergetics has completed a value-engineering initiative designed to reduce the cost and improve the performance of its flagship DynaStage product offering. DynaEnergetics also has made significant progress automating its North American manufacturing center, with cost benefits that are expected to begin to be realized in the first half of 2025. These initiatives are expected to partially offset persistent pricing pressure in North America's well completions industry.

NobelClad expects first quarter sales will be comparable to the 2024 fourth quarter, which was NobelClad's second strongest sales quarter in more than a decade. NobelClad continues to experience strong demand for its Cylindra™ cryogenic transition joints for use in the processing of LNG, and recent enhancements to the Cylindra production process have reduced manufacturing lead times.

Our businesses are closely monitoring the potential impact of evolving U.S. and reciprocal tariff policies.

Use of Non-GAAP Financial Measures

In addition to disclosing financial results that are determined in accordance with generally accepted accounting principles in the United States (GAAP), the Company also discloses certain non-GAAP financial measures that we use in operational and financial decision making. Non-GAAP financial measures include the following:

- **EBITDA**: defined as net income (loss) plus net interest, taxes, depreciation and amortization.
- **Adjusted EBITDA**: excludes from EBITDA stock-based compensation, restructuring expenses and asset impairment charges (if applicable) and, when appropriate, nonrecurring items that management does not utilize in assessing DMC's operating performance (as further described in the tables below).
- **Adjusted EBITDA attributable to DMC Global Inc.**: excludes the Adjusted EBITDA attributable to the 40% redeemable noncontrolling interest in Arcadia Products.
- **Adjusted EBITDA for DMC business segments**: defined as operating income (loss) plus depreciation, amortization, allocated stock-based compensation (if applicable), restructuring expenses and asset impairment charges (if applicable) and, when appropriate, nonrecurring items that management does not utilize in assessing DMC's operating performance.
- **Adjusted net income (loss)**: defined as net income (loss) attributable to DMC Global Inc. stockholders prior to the adjustment of redeemable noncontrolling interest plus restructuring expenses and asset impairment charges (if applicable) and, when appropriate, nonrecurring items that management does not utilize in assessing DMC's operating performance.
- **Adjusted diluted earnings per share:** defined as diluted earnings per share attributable to DMC Global Inc. stockholders (exclusive of adjustment of redeemable noncontrolling interest) plus restructuring expenses and asset impairment charges (if applicable) and, when appropriate, nonrecurring items that management does not utilize in assessing DMC's operating performance.
- **Net debt**: defined as total debt less total cash, cash equivalents and marketable securities.
- **Free-cash flow:** defined as cash flows from operating activities less net acquisitions of property, plant and equipment.

Management believes providing these additional financial measures is useful to investors in understanding the Company's operating performance, excluding the effects of restructuring, impairment, and other nonrecurring charges, as well as its liquidity. Management typically monitors the business utilizing the above non-GAAP measures, in addition to GAAP results, to understand and compare operating results across accounting periods, and certain management incentive awards are based, in part, on these measures. The presence of non-GAAP financial measures in this report is not intended to suggest that such measures be considered in isolation or as a substitute for, or as superior to, DMC's GAAP information, and investors are cautioned that the non-GAAP financial measures are limited in their usefulness. Given that not all companies use identical calculations, DMC's presentation of non-GAAP financial measures may not be comparable to similarly titled measures of other companies.

Consolidated Results of Operations

	2024	2023	$ change	% change
Net sales	$ 642,851	$ 719,188	$ (76,337)	(11)%
Gross profit	150,569	212,052	(61,483)	(29)%
Gross profit percentage	23.4%	29.5%		
COSTS AND EXPENSES:				
General and administrative expenses	61,401	75,341	(13,940)	(19)%
% of net sales	9.6%	10.5%		
Selling and distribution expenses	47,255	49,101	(1,846)	(4)%
% of net sales	7.4%	6.8%		
Amortization of purchased intangible assets	21,155	22,667	(1,512)	(7)%
% of net sales	3.3%	3.2%		
Goodwill impairment	141,725	—	141,725	100 %
Strategic review expenses	7,765	—	7,765	100 %
Restructuring expenses and asset impairments	2,526	3,766	(1,240)	(33)%
Operating (loss) income	(131,258)	61,177	(192,435)	(315)%
Other expense, net	(1,068)	(1,782)	714	(40)%
Interest expense, net	(8,664)	(9,516)	852	(9)%
(Loss) income before income taxes	(140,990)	49,879	(190,869)	(383)%
Income tax provision	10,970	15,120	(4,150)	(27)%
Net (loss) income	(151,960)	34,759	(186,719)	(537)%
Less: Net (loss) income attributable to redeemable noncontrolling interest	(57,508)	8,500	(66,008)	(777)%
Net (loss) income attributable to DMC Global Inc.	(94,452)	26,259	(120,711)	(460)%
Adjusted EBITDA attributable to DMC Global Inc.	$ 52,156	$ 96,063	$ (43,907)	(46)%

Net sales were $642,851 for the year ended December 31, 2024, a decrease of 11% compared with 2023, primarily due to lower Arcadia Products sales volumes in longer-cycle high-end residential and certain short-cycle commercial markets, and a decrease in pricing of DynaEnergetics' DS perforating systems as a result of industry consolidation in the United States.

Gross profit percentage was 23.4% versus 29.5% in 2023. The decline compared to prior year was primarily attributable to margin declines at DynaEnergetics and Arcadia Products, as well as lower absorption of fixed manufacturing overhead costs as a result of the decrease in consolidated sales.

General and administrative expenses decreased $13,940 for the year ended December 31, 2024 compared with 2023. 2023 included CEO transition expenses and related accelerated stock-based compensation of $7,383, and patent infringement litigation costs at DynaEnergetics of $3,610. The remaining year-over-year decrease was primarily attributable to lower employee compensation costs, driven by a decline in variable compensation of $2,402 and lower internal leadership and sales meeting expense of $1,176. These decreases were partially offset by an increase of $762 in expense recognized related to certain alleged violations of stormwater regulatory requirements in the state of California.

Selling and distribution expenses decreased $1,846 for the year ended December 31, 2024 compared with 2023. The lower expense was driven by a decrease in compensation cost of $3,571 and outside marketing consulting costs of $1,564, partially offset by an increase in bad debt expense for $3,784.

Amortization of purchased intangible assets decreased $1,512 for the year ended December 31, 2024 compared with 2023 as the Arcadia Products customer relationship purchased intangible asset is amortized using an accelerated amortization method.

Goodwill impairment of $141,725 for the year ended December 31, 2024 related to the full impairment of Arcadia Products' goodwill due in part to recent financial performance not in accordance with expectations and downward revisions to the near-term forecast.

Strategic review expenses of $7,765 for the year ended December 31, 2024 related primarily to the review of strategic alternatives for DynaEnergetics and NobelClad. In connection with this process, strategic review expenses primarily included $4,076 in professional service fees and $2,988 in employee retention compensation, including $372 of stock-based compensation. On October 21, 2024, the Company announced that the Board was no longer actively marketing the DynaEnergetics and NobelClad segments.

Restructuring expenses and asset impairments decreased $1,240 for the year ended December 31, 2024 compared with 2023. 2024 costs primarily related to the abandonment of a planned manufacturing expansion at DynaEnergetics and employee severance associated with headcount reductions at DynaEnergetics and Arcadia Products. 2023 costs included $2,471 of asset impairments primarily associated with the abandonment of a software asset at DynaEnergetics and $1,295 of cost reduction initiatives, including employee severance, primarily at DynaEnergetics.

Operating loss of $131,258 for the year ended December 31, 2024 was primarily attributable to the goodwill impairment charge at Arcadia Products and decreased financial performance at DynaEnergetics. Operating income in 2023 was $61,177.

Other expense, net of $1,068 in 2024 primarily related to net realized foreign currency exchange losses. Currency gains and losses can arise when subsidiaries enter into inter-company and third-party transactions that are denominated in currencies other than their functional currency, including foreign currency forward contracts used to offset foreign exchange rate fluctuations on certain foreign currency denominated asset and liability positions.

Interest expense, net of $8,664 in 2024 decreased 9% compared with 2023 due primarily to lower outstanding balances on our credit facility due to voluntary debt repayments during 2024.

Income tax provision of $10,970 was recorded on loss before taxes of $140,990 as the loss was primarily driven by the full impairment at Arcadia Products' goodwill, which did not result in a tax benefit. The effective rate was also impacted unfavorably by income generated in foreign jurisdictions and the establishment of a valuation allowance against U.S. deferred tax assets.

We recorded an income tax provision of $15,120 on income before income taxes of $49,879 in 2023. The prior year rate was impacted by geographical mix. Our most significant operations are in the United States, which has a 21% statutory income tax rate, and Germany, which has a 32% combined statutory income tax rate. The mix of income or loss before income taxes between these jurisdictions is one of the primary drivers of the difference between our 21% statutory tax rate and our effective tax rate. The effective rate was also impacted unfavorably by state taxes and certain compensation expenses that are not tax deductible in the U.S. The operating results of Arcadia that are attributable to the redeemable noncontrolling interest holder are not taxed at DMC, which resulted in a partially offsetting favorable impact to the effective tax rate.

Net loss attributable to DMC Global Inc. in 2024 was $94,452, or $(8.20) per diluted share compared with net income of $26,259, or $1.08 per diluted share, in 2023.

Adjusted EBITDA in 2024 decreased compared with 2023 due to the factors discussed above. See "Use of Non-GAAP Financial Measures" above for explanation of the use of Adjusted EBITDA. The following is a reconciliation of the most directly comparable GAAP measure to Adjusted EBITDA.

	2024	2023
Net (loss) income	$ (151,960)	$ 34,759
Interest expense, net	8,664	9,516
Income tax provision	10,970	15,120
Depreciation	13,891	13,840
Amortization of purchased intangible assets	21,155	22,667
EBITDA	(97,280)	95,902
Stock-based compensation	6,530	10,115
Goodwill impairment	141,725	—
Strategic review expenses	7,765	—
Restructuring expenses and asset impairments	2,526	3,766
CEO transition expenses	—	4,343
Other expense, net	1,068	1,782
Adjusted EBITDA	62,334	115,908
Less: adjusted EBITDA attributable to redeemable noncontrolling interest	(10,178)	(19,845)
Adjusted EBITDA attributable to DMC Global Inc.	$ 52,156	$ 96,063

Adjusted Net Income and Adjusted Diluted Earnings Per Share decreased compared with 2023 due to the factors discussed above. See "Use of Non-GAAP Financial Measures" above for explanation of the use of non-GAAP measures. The following is a reconciliation of the most directly comparable GAAP measures to Adjusted Net Income and Adjusted Diluted Earnings Per Share.

	Twelve months ended December 31, 2024	
	Amount	Per Share[1]
Net loss attributable to DMC Global Inc. [2]	$ (94,452)	$ (4.80)
Goodwill impairment, net of tax	85,035	4.32
Strategic review expenses, net of tax	5,824	0.30
Restructuring expenses and asset impairments, net of tax	1,674	0.08
Establishment of income tax valuation allowance	3,900	0.20
As adjusted	$ 1,981	$ 0.10

[1] Calculated using diluted weighted average shares outstanding of 19,667,673
[2] Net loss attributable to DMC Global Inc. prior to the adjustment of redeemable noncontrolling interest and deemed dividend for purposes of calculating earnings per share

	Twelve months ended December 31, 2023	
	Amount	Per Share[1]
Net income attributable to DMC Global Inc. [2]	$ 26,259	$ 1.35
CEO transition expenses and accelerated stock-based compensation, net of tax	6,284	0.32
Restructuring expenses and asset impairments, net of tax	2,773	0.14
As adjusted	$ 35,316	$ 1.81

[1] Calculated using diluted weighted average shares outstanding of 19,518,382
[2] Net income attributable to DMC Global Inc. prior to the adjustment of redeemable noncontrolling interest for purposes of calculating earnings per share

Business Segment Financial Information

We primarily evaluate performance and allocate resources based on segment revenues, operating income and Adjusted EBITDA as well as projected future performance. Segment operating income is defined as revenues less expenses identifiable to the segment. DMC consolidated operating income and Adjusted EBITDA include unallocated corporate expenses and unallocated stock-based compensation expense. Stock-based compensation is not allocated to wholly owned segments, DynaEnergetics and NobelClad. Stock-based compensation is allocated to the Arcadia Products segment as 60% of such expense is attributable to the Company, whereas the remaining 40% is attributable to the redeemable noncontrolling interest holder. Segment operating income will reconcile to consolidated income (loss) before income taxes by deducting unallocated corporate expenses, unallocated stock-based compensation, other expense, net, and interest expense, net.

Net sales, segment operating income (loss), and Adjusted EBITDA for each segment were as follows for the years ended December 31:

	2024			
	Arcadia Products	DynaEnergetics	NobelClad	DMC Global Inc.
Net Sales	$ 249,763	$ 287,686	$ 105,402	$ 642,851
% of Consolidated	38.8%	44.8%	16.4%	
Operating (loss) income	(143,636)	16,167	20,051	(131,258)
Adjusted EBITDA attributable to DMC Global Inc.	15,268	24,803	23,226	52,156
	2023			
	Arcadia Products	DynaEnergetics	NobelClad	DMC Global Inc.
Net Sales	298,909	$ 315,026	$ 105,253	$ 719,188
% of Consolidated	41.6%	43.8%	14.6%	
Operating income	21,407	46,353	19,427	61,177
Adjusted EBITDA attributable to DMC Global Inc.	29,767	56,270	22,760	96,063

Arcadia Products

	2024	2023	$ change	% change
Net sales	$ 249,763	$ 298,909	$ (49,146)	(16)%
Gross profit	67,025	92,252	(25,227)	(27)%
Gross profit percentage	26.8%	30.9%		
COSTS AND EXPENSES:				
General and administrative expenses	30,881	30,488	393	1 %
Selling and distribution expenses	16,299	17,749	(1,450)	(8)%
Amortization of purchased intangible assets	21,111	22,608	(1,497)	(7)%
Goodwill impairment	141,725	—	141,725	100 %
Restructuring expenses and asset impairments	645	—	645	100 %
Operating (loss) income	(143,636)	21,407	(165,043)	(771)%
Adjusted EBITDA	25,446	49,612	(24,166)	(49)%
Less: adjusted EBITDA attributable to redeemable noncontrolling interest	(10,178)	(19,845)	9,667	(49)%
Adjusted EBITDA attributable to DMC Global Inc.	$ 15,268	$ 29,767	$ (14,499)	(49)%

Net sales of $249,763 in 2024 decreased $49,146 compared to 2023 primarily due to lower sales volumes in longer-cycle high-end residential markets. Additionally, weak construction activity and internal operational disruptions negatively impacted short-cycle commercial sales for portions of 2024.

Gross profit percentage decreased to 26.8% in 2024 primarily due to lower absorption of fixed manufacturing overhead costs as a result of the decrease in net sales, particularly within longer-cycle high-end residential markets.

Selling and distribution expenses decreased $1,450 in 2024 compared to 2023 due to lower compensation costs.

Amortization of purchased intangible assets decreased $1,497 in 2024 compared to 2023 as the customer relationship purchased intangible asset is amortized using an accelerated amortization method.

Goodwill impairment of $141,725 in 2024 relates to the full impairment of goodwill due in part to recent financial performance not in accordance with expectations and downward revisions to the near-term forecast.

Restructuring expenses and asset impairments of $645 in 2024 primarily related to employee severance associated with headcount reductions.

Operating loss of $143,636 in 2024 compared to operating income of $21,407 in 2023 was due to the factors discussed above.

Adjusted EBITDA decreased in 2024 due to the factors discussed above. See "Use of Non-GAAP Financial Measures" above for explanation of the use of Adjusted EBITDA. The following is a reconciliation of the most directly comparable GAAP measure to Adjusted EBITDA.

	2024	2023
Operating (loss) income	$ (143,636)	$ 21,407
Adjustments:		
Depreciation	3,681	3,695
Amortization of purchased intangible assets	21,111	22,608
Stock-based compensation	1,920	1,571
Goodwill impairment	141,725	—
Restructuring expenses and asset impairments	645	—
CEO transition expenses	—	331
Adjusted EBITDA	$ 25,446	$ 49,612
Less: adjusted EBITDA attributable to redeemable noncontrolling interest	(10,178)	(19,845)
Adjusted EBITDA attributable to DMC Global Inc.	$ 15,268	$ 29,767

DynaEnergetics

	2024	2023	$ change	% change
Net sales	$ 287,686	$ 315,026	$ (27,340)	(9)%
Gross profit	50,055	86,701	(36,646)	(42)%
Gross profit percentage	17.4%	27.5%		
COSTS AND EXPENSES:				
General and administrative expenses	10,835	15,806	(4,971)	(31%)
Selling and distribution expenses	21,128	21,472	(344)	(2)%
Amortization of purchased intangible assets	44	59	(15)	(25)%
Restructuring expenses and asset impairments	1,881	3,011	(1,130)	(38)%
Operating income	16,167	46,353	(30,186)	(65)%
Adjusted EBITDA	$ 24,803	$ 56,270	$ (31,467)	(56)%

Net sales decreased $27,340 in 2024 compared to 2023 primarily due to a decrease in pricing of DS perforating systems as a result of industry consolidation in the United States.

Gross profit percentage decreased to 17.4% primarily due to lower customer pricing as well as lower absorption of fixed manufacturing overhead costs as a result of the decrease in net sales.

General and administrative expenses were lower by $4,971 compared with 2023 primarily due to a decrease in patent infringement litigation costs of $3,610 and compensation costs of $1,334.

Selling and distribution expenses were lower by $344 compared with 2023 primarily due to a decrease in compensation costs of $1,639, marketing consulting costs of $1,572 and business-related travel of $170, partially offset by an increase in bad debt expense of $3,100.

Restructuring expenses and asset impairments of $1,881 in 2024 related to asset impairment charges of $1,104 primarily associated with the abandonment of a planned manufacturing expansion and employee severance of $777 due to headcount reductions. Restructuring expenses and asset impairments in 2023 were attributable to $1,140 of cost reduction initiatives, primarily employee severance, and an asset impairment charge of $1,871 associated with the abandonment of a software asset.

Operating income decreased by $30,186 compared with 2023 due to a decrease in gross profit.

Adjusted EBITDA decreased in 2024 compared with 2023 primarily due to the factors discussed above. See "Use of Non-GAAP Financial Measures" above for explanation of the use of Adjusted EBITDA. The following is a reconciliation of the most directly comparable GAAP measure to Adjusted EBITDA.

	2024	2023
Operating income	$ 16,167	$ 46,353
Adjustments:		
Depreciation	6,711	6,847
Amortization of purchased intangible assets	44	59
Restructuring expenses and asset impairments	1,881	3,011
Adjusted EBITDA	$ 24,803	$ 56,270

NobelClad

	2024	2023	$ change	% change
Net sales	$ 105,402	$ 105,253	$ 149	— %
Gross profit	33,811	33,529	282	1 %
Gross profit percentage	32.1%	31.9%		
COSTS AND EXPENSES:				
General and administrative expenses	4,299	4,092	207	5 %
Selling and distribution expenses	9,461	9,570	(109)	(1)%
Restructuring expenses and asset impairments	—	440	(440)	(100)%
Operating income	20,051	19,427	624	3 %
Adjusted EBITDA	$ 23,226	$ 22,760	$ 466	2 %

Net sales and gross profit percentage were consistent in 2024 compared with 2023 due to steady, healthy activity in core energy and petrochemical end markets, including Cylindra™ cryogenic transition joints and pressure vessel plate shipments.

General and administrative expenses increased by $207 compared with 2023 primarily due to higher variable compensation costs.

Operating income increased $624 compared to 2023 due in part to an increase in gross profit.

Adjusted EBITDA increased due to the factors discussed above. See "Use of Non-GAAP Financial Measures" above for explanation of the use of Adjusted EBITDA. The following is a reconciliation of the most directly comparable GAAP measure to Adjusted EBITDA.

	2024	2023
Operating income	$ 20,051	$ 19,427
Adjustments:		
Depreciation	3,175	2,893
Restructuring expenses and asset impairments	—	440
Adjusted EBITDA	$ 23,226	$ 22,760

Liquidity and Capital Resources

We have historically financed our operations from a combination of internally generated cash flow, revolving credit borrowings, and various long-term debt arrangements. Our net debt position was $56,529 at December 31, 2024 compared to $72,192 at December 31, 2023. The decrease in net debt during 2024 was due to a reduction in outstanding debt attributable to voluntary repayments made after executing the amended credit agreement in February 2024.

We believe that cash and cash equivalents on hand, cash flow from operations, funds available under our current credit facilities and any future replacement thereof will be sufficient to fund the working capital, required minimum debt service payments, and other capital expenditure requirements of our current business operations for the foreseeable future. We may also execute capital markets transactions, including at-the-market offering programs, to raise additional funds if we believe market conditions are favorable, but there can be no assurance that any future capital will be available on acceptable terms or at all. Nevertheless, our ability to generate sufficient cash flows from operations will depend upon our success in executing our strategies. If we are unable to (i) realize sales from our backlog; (ii) secure new customer orders; (iii) continue selling products at profitable margins; and (iv) continue to implement cost-effective internal processes, our ability to meet cash requirements through operating activities could be impacted. Furthermore, any restriction on the availability of borrowings under our credit facilities could negatively affect our ability to meet future cash requirements. We will continue to monitor financial market conditions, including the related impact on credit availability and capital markets.

Debt facilities

On February 6, 2024, the Company and certain domestic subsidiaries entered into an amendment (the "First Amendment") to its existing credit agreement with a syndicate of banks, led by KeyBank National Association (the "credit facility"). The First Amendment provided for certain changes to the credit facility, including an increase in the maximum commitment amount from $200,000 to $300,000. The credit facility allows for revolving loans of up to $200,000, a $50,000 term loan facility, and a $50,000 delayed draw term loan facility that can be accessed by the Company at its discretion until February 6, 2026. The $50,000 term loan facility is amortizable at $625 per quarter beginning on June 30, 2024 through March 31, 2026. Quarterly term loan amortization increases to $938 on June 30, 2026 through March 31, 2028, and increases to $1,250 from June 30, 2028 through December 31, 2028. A balloon payment for the outstanding term loan balance is due upon the credit facility maturity date of February 6, 2029. The credit facility retains a $100,000 accordion feature to increase the commitments under the revolving loan and/or by adding one or more term loans subject to approval by the applicable lenders. The credit facility is secured by certain assets of DMC including accounts receivable, inventory, and fixed assets, including Arcadia Products and its subsidiary, as well as guarantees and share pledges by DMC and its subsidiaries.

Borrowings under the $200,000 revolving loan limit and $50,000 Term Loan can be in the form of Adjusted Daily Simple Secured Overnight Financing Rate ("SOFR") loans or one month Adjusted Term SOFR loans. Additionally, U.S. dollar borrowings on the revolving loan can be in the form of Base Rate loans (Base Rate borrowings are based on the greater of the administrative agent's Prime rate, an adjusted Federal Funds rate or an adjusted SOFR rate). SOFR loans bear interest at the applicable SOFR rate plus an applicable margin (varying from 2.25% to 3.25%). Base Rate loans bear interest at the defined Base Rate plus an applicable margin (varying from 1.25% to 2.25%).

The credit facility includes various covenants and restrictions, certain of which relate to the payment of dividends or other distributions to stockholders; redemption of capital stock; incurring additional indebtedness; mortgaging, pledging or disposition of major assets; and maintenance of specified ratios. As of December 31, 2024, we were in compliance with all financial covenants and other provisions of our debt agreements.

The leverage ratio is defined in the credit facility as the ratio of Consolidated Funded Indebtedness (as defined in the credit facility) on the last day of any trailing four quarter period to Consolidated EBITDA (as defined in the credit facility) for such period. The maximum leverage ratio permitted by our credit facility is 3.00 to 1.0. The actual leverage ratio as of December 31, 2024, calculated in accordance with the amended credit facility, was 1.35 to 1.0.

The debt service coverage ratio is defined in the credit facility as the ratio of Consolidated EBITDA less the sum of capital distributions paid in cash (other than those made with respect to preferred stock issued under the Operating Agreement), Consolidated Unfunded Capital Expenditures (as defined in the credit facility), and net cash income taxes divided by the sum of cash interest expense, any dividends on the preferred stock paid in cash, and scheduled principal payments on funded indebtedness. Under our credit facility, the minimum debt service coverage ratio permitted is 1.25 to 1.0. The actual debt service coverage ratio for the trailing twelve months ended December 31, 2024 was 3.41 to 1.0.

As of December 31, 2024, borrowings of $48,125 on the Term Loan under our credit facility were outstanding, and $24,375 was outstanding on the revolver.

We also maintain a line of credit with a German bank for certain European operations. This line of credit provides a borrowing capacity of €7,000 on which no amounts were outstanding as of December 31, 2024.

Redeemable noncontrolling interest

The Operating Agreement for Arcadia Products contains a right for the Company to purchase the remaining interest in Arcadia Products from the minority interest holder on or after December 23, 2024 ("Call Option"). The minority interest holder of Arcadia Products has the right to sell its remaining interest in Arcadia Products to the Company ("Put Option"). On December 3, 2024, the Company and minority interest holder entered into an amendment to the Operating Agreement whereby the minority interest holder agreed not to exercise the Put Option until on or after September 6, 2026 in exchange for, among other terms, a one-time payment of $2,500. Both the Call Option and Put Option enable the respective holder to exercise their rights based upon a predefined calculation as included within the Operating Agreement.

As of December 31, 2024, the value of the redeemable noncontrolling interest was $187,080. Upon settlement, consideration paid will be net of the $24,902 promissory note outstanding due from the redeemable noncontrolling interest holder. Refer to Note 2 within Item 8 — Financial Statements and Supplementary Data for further information related to the valuation of the redeemable noncontrolling interest and promissory note outstanding.

Other contractual obligations and commitments

The table below presents principal cash flows by expected maturity dates for our debt obligations and other contractual obligations and commitments as of December 31, 2024:

Other Contractual Obligations	Less than 1 Year	2026 - 2027	2028 - 2029	More than 5 Years	Total
Credit facility[1]	$ 2,500	$ 7,188	$ 62,812	$ —	$ 72,500
Operating lease obligations[2]	10,302	17,285	10,774	22,613	60,974
Purchase obligations[3]	87,536	—	—	—	87,536
Total[4]	$ 100,338	$ 24,473	$ 73,586	$ 22,613	$ 221,010

Payment Due by Period As of December 31, 2024

[1] Represents outstanding borrowings under our credit facility but excludes future interest expense on outstanding credit facility borrowings. For more information about our debt obligations, refer to Note 7 "Debt" within Item 8 — Financial Statements and Supplementary Data.

[2] The operating lease obligations presented reflect future minimum lease payments due under non-cancelable portions of our leases as of December 31, 2024. Our operating lease obligations are described in Note 6 "Leases" within Item 8 — Financial Statements and Supplementary Data.

[3] Amounts represent firm commitments to purchase goods or services to be utilized in the normal course of business. These amounts are not reflected in the Consolidated Balance Sheets.

[4] The above table does not include amounts potentially payable upon exercise of the Put Option or Call Option associated with the redeemable noncontrolling interest.

Cash flows from operating activities

Net cash provided by operating activities of $46,596 in 2024 decreased compared to $65,927 in 2023 primarily driven by lower net income attributable to a decline in financial performance at Arcadia Products and DynaEnergetics. This decrease was partially offset by lower working capital in 2024 as compared to 2023.

Cash flows from investing activities

Net cash used in investing activities in 2024 of $3,569 primarily related to the acquisition, net of proceeds received, of property, plant and equipment of $16,188, partially offset by proceeds from the sales and maturities of marketable securities of $12,619.

Net cash used in investing activities in 2023 was $28,101 and primarily related to the acquisition of property, plant and equipment of $15,974 and investments in marketable securities of $12,471.

Cash flows from financing activities

Net cash used in financing activities in 2024 totaled $59,788 and included net credit facility repayments of $45,000, distributions to the redeemable noncontrolling interest holder of $8,445, payment of debt issuance costs of $2,735, payment of a deemed dividend to the redeemable noncontrolling interest holder of $2,500, and treasury stock purchases of $1,240.

Net cash used in financing activities in 2023 totaled $33,182 and included payments on our Term Loan of $17,500, distributions to the redeemable noncontrolling interest holder of $13,515, and treasury stock purchases of $2,481.

Payment of dividends

Any determination to pay cash dividends is at the discretion of the Board of Directors. On April 23, 2020, DMC announced that its Board of Directors suspended the quarterly dividend indefinitely. Future dividends may be affected by, among other items, our views on potential future capital requirements, future business prospects, debt covenant compliance considerations, changes in income tax laws, and any other factors that our Board of Directors deems relevant.

Critical Accounting Estimates

Our Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis of results of operations and financial condition. Preparation of financial statements in conformity with generally accepted accounting principles in the United States requires that management make estimates, judgments and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities, and other related disclosures.

Our critical accounting estimates, described below, are important to the portrayal of our results of operations and financial condition. Management's judgments and estimates in these areas are based on information available and at times requires management to make difficult, subjective, and complex judgments. Actual results may or may not differ from these estimates.

Inventories

Inventories are stated at the lower-of-cost (first-in, first-out) or net realizable value. Significant cost elements included in inventory are raw materials, labor, freight, subcontract costs, and manufacturing overhead. As necessary, we write down inventory to its net realizable value by recording provisions for excess, slow moving and obsolete inventory. To determine provision amounts, we regularly review inventory quantities on hand and values, and compare them to estimates of future product demand, market conditions, production requirements and technological developments. If assumptions about future demand change and/or actual market conditions are less favorable than those projected by the Company, additional write-downs of inventories may be required.

Goodwill

Goodwill represents the amount by which the purchase price exceeds the fair value of identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized, but instead is tested for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate that the carrying value might not be fully recoverable. For goodwill, impairment is assessed at the reporting unit level. A reporting unit is defined as an operating segment or a component of an operating segment to the extent discrete financial information is available that is reviewed by segment management. The Company's reporting units are each of the three operating segments disclosed in Note 11 within Item 8 — Financial Statements and Supplementary Data.

To test goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. For the qualitative assessment, we consider macroeconomic and market conditions, cost factors, financial performance and other relevant entity-specific events. If we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value during the qualitative assessment, then we quantitatively estimate the fair value of the reporting unit and compare the estimated fair value to its carrying value. Based on the results of the quantitative assessment, if the carrying value exceeds the fair value of the reporting unit, an impairment loss is recognized for the difference.

In connection with the preparation of its quarterly financial statements during the third quarter of 2024, the Company assessed changes in circumstances that occurred during the quarter to determine whether it was more likely than not that the fair value of its Arcadia Products reporting unit was below its carrying amount. While there was no single determinative event or factor, potential triggering events during the third quarter of 2024, including recent financial performance not in accordance with expectations and downward revisions to the near-term forecast, led the Company to conclude that when considering the events and factors in totality, it was more likely than not that the fair value of the Arcadia Products reporting unit was below its carrying value at September 30, 2024. As such, a quantitative goodwill impairment test was performed. The Company utilized the market approach to estimate the fair value of the Arcadia Products reporting unit, but also considered the income approach to validate the results. The market approach includes observable inputs of fair value, including but not limited to non-binding offers received from third-parties and comparative market multiples. The income approach estimates the fair value by discounting the reporting unit's estimated future cash flows using an estimated discount rate, or expected return, that a marketplace participant would have required as of the valuation date.

Based on the results of our quantitative goodwill impairment test, we recorded a $141,725 impairment charge to goodwill during the year ended December 31, 2024.

Asset impairments

Finite-lived assets, including purchased intangible assets, property, plant and equipment, and right-of-use assets, are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We compare the expected undiscounted future operating cash flows associated with applicable assets or asset groupings to their respective carrying values to determine if they are fully recoverable when indicators of impairment are present. If the expected future operating cash flows of an asset or asset grouping are not sufficient to recover the related carrying value, we estimate the fair value of the asset or asset grouping. Impairment is recognized when the carrying amount of the asset or asset grouping is not recoverable and when carrying value exceeds the estimated fair value.

The net carrying value of our purchased intangible assets as of December 31, 2024 was $174,104, which is entirely related to Arcadia Products. The net carrying values of our property, plant and equipment and right-of-use assets as of December 31, 2024 were $129,276 and $42,164, respectively. During the year ended December 31, 2024, we recorded impairment charges on our property, plant and equipment of $1,182. The impairment charges primarily related to a charge associated with the abandonment of a planned manufacturing expansion at DynaEnergetics.

Income taxes

We recognize deferred tax assets and liabilities for the expected future income tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are recognized for the expected future effects of all deductible temporary differences to the extent we believe these assets will more likely than not be realized. We record a valuation allowance when, based on current circumstances, it is more likely than not that all or a portion of the deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial performance and existing valuation allowances, if any. As of December 31, 2024, we were in a three-year cumulative loss position at the consolidated financial statement level, driven by losses in the U.S. primarily related to the impairment of Arcadia Products' goodwill in the third quarter of 2024. Accordingly, during the year ended December 31, 2024, we evaluated the impact on all jurisdictions and have recorded a valuation allowance against the corresponding net deferred tax assets in the U.S. We also have a valuation allowance recorded against deferred tax assets in certain of our foreign jurisdictions. As of December 31, 2024, we have recorded a consolidated valuation allowance of $32,121.

We recognize the tax benefits from uncertain tax positions only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the Consolidated Financial Statements from such a position are measured as the largest benefit that is more likely than not to be realized upon ultimate resolution. As of December 31, 2024, we have an uncertain tax position liability of $5,240 recorded in our Consolidated Balance Sheet related to tax positions taken in prior periods.

Off Balance Sheet Arrangements

At December 31, 2024, we had no off-balance sheet arrangements, as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

Refer to Note 2 "Significant Accounting Policies" within Part II, Item 8 — Financial Statements and Supplementary Data in this annual report for a discussion, as applicable, of recent accounting pronouncements and their anticipated effect on our business.

ITEM 7A.   Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our Consolidated Financial Statements are expressed in U.S. dollars, but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings, and the carrying value of our assets and liabilities in our Consolidated Balance Sheets, either positively or negatively. Sales made in currencies other than U.S. dollars accounted for 11%, 9%, and 6% of total sales for the years ended 2024, 2023, and 2022, respectively. As a result of foreign currency risk, we may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. Our primary exposure to foreign currency risk is the Euro due to the percentage of our U.S. dollar revenue that is derived from countries where the Euro is the functional currency.

We use foreign currency forward contracts to offset foreign exchange rate fluctuation on foreign currency denominated asset and liability positions. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized gains or losses would be offset by corresponding gains or losses, respectively, in the remeasurement of the asset and liability positions being hedged. As such, these forward currency contracts and the offsetting underlying asset and liability positions do not create material market risk. The notional amount of the foreign exchange contracts at December 31, 2024 and 2023 was $8,331 and $32,310, respectively.

Interest Rate Risk

The Company's interest expense is sensitive to the general level of interest rates in North America and Europe. At December 31, 2024, all of the Company's debt was subject to variable interest rates. A one percentage point increase in average interest rates would cause interest expense, net in 2024 to increase by $947. This was determined by considering the impact of a hypothetical interest rate on the Company's average outstanding variable debt. This analysis does not consider the effect of the level of overall economic activity that could exist. In the event of a change in the level of economic activity, which may adversely impact interest rates, the Company could likely take actions to further mitigate any potential negative exposure to the change. However, due to the uncertainty of the specific actions that might be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

ITEM 8.   **Financial Statements and Supplementary Data**

DMC GLOBAL INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**As of December 31, 2024 and 2023 and for Each of the Three Years Ended
December 31, 2024, 2023 and 2022**

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	60
Financial Statements:	
Consolidated Balance Sheets	62
Consolidated Statements of Operations	63
Consolidated Statements of Comprehensive (Loss) Income	64
Consolidated Statements of Stockholders' Equity and Redeemable Noncontrolling Interest	65
Consolidated Statements of Cash Flows	66
Notes to Consolidated Financial Statements	68
Note 1 Organization and Business	68
Note 2 Significant Accounting Policies	68
Note 3 Inventories	76
Note 4 Purchased Intangible Assets	77
Note 5 Goodwill	78
Note 6 Leases	78
Note 7 Debt	79
Note 8 Stockholders' Equity and Employee Stock Plans	80
Note 9 Employee Benefit Plans	83
Note 10 Income Taxes	84
Note 11 Business Segments	87
Note 12 Derivative Instruments	91
Note 13 Commitments and Contingencies	91
Note 14 Strategic Review Expenses	92

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of DMC Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DMC Global Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and redeemable noncontrolling interest and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of net realizable value adjustments to DynaEnergetics inventories for excess or obsolescence

Description of the Matter

At December 31, 2024, the Company's DynaEnergetics' inventories were $58.1 million. As described in Note 3 to the consolidated financial statements, inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Write-downs of inventories to net realizable value for excess, slow moving and obsolete inventory are based upon inventory quantities on hand and values, compared to estimated future product demand, market conditions, production requirements and technological developments.

Auditing management's lower of cost or net realizable value determination for DynaEnergetics excess or obsolete inventories was especially challenging and highly judgmental because the estimates rely on factors that are affected by market and economic conditions outside of the Company's control. In particular, the excess and obsolete inventory calculations are sensitive to future demand for the Company's products.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the lower of cost or net realizable value for excess and obsolete inventories. For example, we tested controls over management's review of excess and obsolete inventories which includes their review of the age of inventory, assumptions and data supporting current and future product demand, including consideration of recent inventory turnover.

Our audit procedures to test the net realizable value adjustments to inventories for excess or obsolescence included, among others, testing the completeness and accuracy of the underlying data used in management's assessment. We evaluated the appropriateness and consistency of management's methods and assumptions, used in the forecasted sales of inventory on hand, including consideration of aged inventory. We held discussions with senior financial and operating management to determine whether any strategic or operational changes in the business would impact expected demand or related carrying value of on-hand inventory. We assessed the reasonableness of management's excess and obsolescence assumptions by comparing those assumptions to historical data and trends, as well as third-party market information which addresses expected subsequent period trends in the industry, including trends that could impact the movement of on-hand inventory sold by the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

Denver, Colorado

February 24, 2025

DMC GLOBAL INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Share and Per Share Data)

		As of December 31,		
		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	14,289	$	31,040
Marketable securities		—		12,619
Accounts receivable, net of allowance for doubtful accounts of $6,881 and $1,955, respectively		103,361		106,205
Inventories		152,580		166,712
Prepaid expenses and other		18,792		10,236
Total current assets		289,022		326,812
Property, plant and equipment		235,124		223,683
Less - accumulated depreciation		(105,848)		(94,416)
Property, plant and equipment, net		129,276		129,267
Goodwill		—		141,725
Purchased intangible assets, net		174,104		195,260
Deferred tax assets		1,230		6,738
Other assets		77,705		84,693
Total assets	$	671,337	$	884,495
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST, AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	45,059	$	40,202
Accrued expenses		11,393		10,830
Accrued income taxes		7,574		12,810
Accrued employee compensation and benefits		10,399		16,918
Contract liabilities		23,162		21,621
Current portion of long-term debt		2,500		15,000
Other current liabilities		14,015		9,080
Total current liabilities		114,102		126,461
Long-term debt		68,318		100,851
Deferred tax liabilities		711		1,956
Other long-term liabilities		50,155		57,172
Total liabilities		233,286		286,440
Commitments and Contingencies (Note 13)				
Redeemable noncontrolling interest		187,080		187,760
Stockholders' equity:				
Preferred stock, $0.05 par value; 4,000,000 shares authorized; no issued and outstanding shares		—		—
Common stock, $0.05 par value; 50,000,000 shares authorized; 21,083,184 and 20,467,495 shares issued, respectively		1,054		1,023
Additional paid-in capital		305,460		313,833
Retained earnings		—		146,604
Other cumulative comprehensive loss		(29,560)		(26,426)
Treasury stock, at cost, and company stock held for deferred compensation, at par; 820,322 and 689,700 shares, respectively		(25,983)		(24,739)
Total stockholders' equity		250,971		410,295
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	$	671,337	$	884,495

The accompanying notes are an integral part of these Consolidated Financial Statements.

DMC GLOBAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Share and Per Share Data)

	Year Ended December 31,		
	2024	2023	2022
Net sales	$ 642,851	$ 719,188	$ 654,086
Cost of products sold	492,282	507,136	468,639
Gross profit	150,569	212,052	185,447
Costs and expenses:			
General and administrative expenses	61,401	75,341	76,119
Selling and distribution expenses	47,255	49,101	42,230
Amortization of purchased intangible assets	21,155	22,667	36,926
Goodwill impairment	141,725	—	—
Strategic review expenses	7,765	—	—
Restructuring expenses and asset impairments	2,526	3,766	182
Total costs and expenses	281,827	150,875	155,457
Operating (loss) income	(131,258)	61,177	29,990
Other expense			
Other expense, net	(1,068)	(1,782)	(594)
Interest expense, net	(8,664)	(9,516)	(6,187)
(Loss) income before income taxes	(140,990)	49,879	23,209
Income tax provision	10,970	15,120	9,376
Net (loss) income	(151,960)	34,759	13,833
Less: Net (loss) income attributable to redeemable non-controlling interest	(57,508)	8,500	1,586
Net (loss) income attributable to DMC Global Inc. stockholders	$ (94,452)	$ 26,259	$ 12,247
Net (loss) income per share attributable to DMC Global Inc. stockholders:			
Basic	$ (8.20)	$ 1.08	$ 0.72
Diluted	$ (8.20)	$ 1.08	$ 0.72
Weighted-average shares outstanding:			
Basic	19,667,673	19,504,542	19,360,677
Diluted	19,667,673	19,518,382	19,369,165

Reconciliation to net (loss) income attributable to DMC Global Inc. stockholders after adjustment of redeemable noncontrolling interest for purposes of calculating earnings per share

	Year Ended December 31,		
	2024	2023	2022
Net (loss) income attributable to DMC Global Inc. stockholders	$ (94,452)	$ 26,259	$ 12,247
Adjustment of redeemable noncontrolling interest	(64,260)	(4,870)	1,937
Deemed dividend	(2,500)	$ —	$ —
Net (loss) income attributable to DMC Global Inc. stockholders after adjustment of redeemable noncontrolling interest	$ (161,212)	$ 21,389	$ 14,184

The accompanying notes are an integral part of these Consolidated Financial Statements.

DMC GLOBAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Amounts in Thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Net (loss) income	$ (151,960)	$ 34,759	$ 13,833
Change in cumulative foreign currency translation adjustment	(3,134)	2,332	(2,220)
Other comprehensive (loss) income	$ (155,094)	$ 37,091	$ 11,613
Less: comprehensive (loss) income attributable to redeemable noncontrolling interest	(57,508)	8,500	1,586
Comprehensive (loss) income attributable to DMC Global Inc. stockholders	$ (97,586)	$ 28,591	$ 10,027

The accompanying notes are an integral part of these Consolidated Financial Statements.

DMC GLOBAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND REDEEMABLE NONCONTROLLING INTEREST
(Amounts in Thousands, Except Share Data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Other Cumulative Comprehensive Loss	Treasury Stock, at cost, and Company Stock Held for Deferred Compensation, at par		Total DMC Global Inc. stockholders' equity	Redeemable Non-Controlling Interest
	Shares	Amount				Shares	Amount		
Balances, December 31, 2021	19,920,829	$ 996	$ 294,515	$ 111,031	$ (26,538)	(570,415)	$ (19,479)	$ 360,525	$ 197,196
Net income	—	—	—	12,247	—	—	—	12,247	1,586
Change in cumulative foreign currency translation adjustment	—	—	—	—	(2,220)	—	—	(2,220)	—
Shares issued in connection with stock compensation plans	219,825	11	190	—	—	—	—	201	—
Consideration adjustments related to redeemable noncontrolling interest	—	—	—	—	—	—	—	—	2,095
Stock-based compensation	—	—	9,188	—	—	—	—	9,188	882
Distribution to redeemable noncontrolling interest holder	—	—	—	—	—	—	—	—	(12,300)
Adjustment of redeemable noncontrolling interest	—	—	—	1,937	—	—	—	1,937	(1,937)
Treasury stock activity	—	—	—	—	—	(35,308)	(1,231)	(1,231)	—
Balances, December 31, 2022	20,140,654	$ 1,007	$ 303,893	$ 125,215	$ (28,758)	(605,723)	$ (20,710)	$ 380,647	$ 187,522
Net income	—	—	—	26,259	—	—	—	26,259	8,500
Change in cumulative foreign currency translation adjustment	—	—	—	—	2,332	—	—	2,332	—
Shares issued in connection with stock compensation plans	326,841	16	298	—	—	—	—	314	—
Stock-based compensation	—	—	9,642	—	—	—	—	9,642	628
Distribution to redeemable noncontrolling interest holder	—	—	—	—	—	—	—	—	(13,760)
Adjustment of redeemable noncontrolling interest	—	—	—	(4,870)	—	—	—	(4,870)	4,870
Treasury stock activity	—	—	—	—	—	(83,977)	(4,029)	(4,029)	—
Balances, December 31, 2023	20,467,495	$ 1,023	$ 313,833	$ 146,604	$ (26,426)	(689,700)	$ (24,739)	$ 410,295	$ 187,760
Net loss	—	—	—	(94,452)	—	—	—	(94,452)	(57,508)
Change in cumulative foreign currency translation adjustment	—	—	—	—	(3,134)	—	—	(3,134)	—
Shares issued in connection with stock compensation plans	615,689	31	101	—	—	—	—	132	—
Stock-based compensation	—	—	6,134	—	—	—	—	6,134	768
Deemed dividend	—	—	—	(2,500)	—	—	—	(2,500)	—
Distribution to redeemable noncontrolling interest holder	—	—	—	—	—	—	—	—	(8,200)
Adjustment of redeemable noncontrolling interest	—	—	(14,608)	(49,652)	—	—	—	(64,260)	64,260
Treasury stock activity	—	—	—	—	—	(130,622)	(1,244)	(1,244)	—
Balances, December 31, 2024	21,083,184	$ 1,054	$ 305,460	$ —	$ (29,560)	(820,322)	$ (25,983)	$ 250,971	$ 187,080

The accompanying notes are an integral part of these Consolidated Financial Statements.

65

DMC GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net (loss) income	$ (151,960)	$ 34,759	$ 13,833
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Depreciation	13,891	13,840	14,281
Amortization of purchased intangible assets	21,155	22,667	36,926
Amortization of deferred debt issuance costs	841	553	553
Amortization of acquisition-related inventory valuation step-up	—	—	430
Stock-based compensation	6,902	10,270	10,058
Bad debt expense	4,930	1,146	720
Deferred income taxes	4,219	970	(599)
Asset impairments	1,182	2,471	—
Goodwill impairment	141,725	—	—
Unrealized gain on marketable securities	—	(148)	—
Other	(1,318)	(181)	1,526
Change in:			
Accounts receivable, net	(3,484)	(12,280)	(23,828)
Inventories	12,914	(9,461)	(33,766)
Prepaid expenses and other	6,885	15,619	9,118
Accounts payable	5,184	(6,727)	7,086
Contract liabilities	1,728	(10,527)	11,183
Accrued expenses and other liabilities	(18,198)	2,956	(2,585)
Net cash provided by operating activities	46,596	65,927	44,936
Cash flows from investing activities:			
Consideration adjustments related to acquisition of business	—	—	(2,404)
Investment in marketable securities	—	(12,471)	—
Proceeds from maturities of marketable securities	3,000	—	—
Proceeds from sales of marketable securities	9,619	—	—
Acquisition of property, plant and equipment	(17,284)	(15,974)	(18,584)
Proceeds from property, plant and equipment reimbursements	993	—	—
Proceeds on sale of property, plant and equipment	103	344	62
Net cash used in investing activities	(3,569)	(28,101)	(20,926)
Cash flows from financing activities:			
Repayments on term loan	(119,375)	(17,500)	(15,000)
Borrowings on term loan	50,000	—	—
Borrowings on revolving loans	90,150	—	—
Repayments on revolving loans	(65,775)	—	—
Payments of debt issuance costs	(2,735)	—	(180)
Distributions to redeemable noncontrolling interest holder	(8,445)	(13,515)	(12,300)
Payment of deemed dividend to noncontrolling interest holder	(2,500)	—	—
Net proceeds from issuance of common stock to employees	132	314	201
Treasury stock purchases	(1,240)	(2,481)	(1,231)
Net cash used in financing activities	(59,788)	(33,182)	(28,510)
Effects of exchange rates on cash	10	1,252	(1,166)
Net (decrease) increase in cash and cash equivalents	(16,751)	5,896	(5,666)
Cash and cash equivalents, beginning of the period	31,040	25,144	30,810
Cash and cash equivalents, end of the period	$ 14,289	$ 31,040	$ 25,144

DMC GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

Supplemental cash flow information:			
Non-cash lease liabilities arising from obtaining right-of-use assets	6,301	4,335	3,978
Non-cash consideration for acquisition of business, net of cash acquired	$ —	$ —	$ 740
Cash paid during the period for -			
Interest	7,486	9,188	6,236
Income taxes, net	8,695	4,418	2,860

The accompanying notes are an integral part of these Consolidated Financial Statements.

1.   ORGANIZATION AND BUSINESS

DMC Global Inc. ("DMC", "we", "us", "our", or the "Company") was incorporated in the state of Colorado in 1971 and reincorporated in the state of Delaware in 1997. DMC is headquartered in Broomfield, Colorado and has manufacturing facilities in the United States and Germany. DMC's portfolio currently consists of three businesses: Arcadia Products, DynaEnergetics, and NobelClad, which are three innovative, asset-light manufacturing businesses that provide differentiated products and engineered solutions to segments of the construction, energy, industrial processing and transportation markets. In December 2021, DMC acquired a controlling interest in Arcadia Products. Arcadia Products designs, engineers, fabricates, and finishes aluminum framing systems, windows, curtain walls, storefronts, entrance systems, and interior partitions to the commercial construction market. Additionally, Arcadia Products supplies customized windows and doors to the high-end residential construction market. DynaEnergetics designs, manufactures, markets and sells perforating systems and associated hardware for the global oil and gas industry. NobelClad produces explosion-welded clad metal plates for use in the construction of corrosion resistant industrial processing equipment and specialized transition joints for commuter rail cars, ships, and liquified natural gas (LNG) processing equipment. DMC trades on Nasdaq under the symbol "BOOM."

2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company's consolidated financial statements ("Consolidated Financial Statements") include the accounts of DMC and its controlled subsidiaries. All intercompany accounts, profits, and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Business Combination

The results of a business acquired in a business combination are included in the Company's financial statements from the date of acquisition. Acquisition-related transaction costs are expensed in the period in which the costs are incurred. The Company allocates purchase price to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

Foreign Operations and Foreign Exchange Rate Risk

The functional currency of our foreign operations is the applicable local currency for each affiliate company. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at exchange rates in effect at period-end, and the Statements of Operations are translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars are referred to as translation adjustments. Translation adjustments are recorded as a separate component of stockholders' equity and are included in "Other cumulative comprehensive loss." Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in "Other expense, net" as unrealized, based on period-end exchange rates, or realized, upon settlement of the transaction. Cash flows from our operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. As a result, amounts related to assets and liabilities reported in the Consolidated Statements of Cash Flows will not agree to changes in the corresponding balances in the Consolidated Balance Sheets. The effects of exchange rate changes on cash balances held in foreign currencies are reported as a separate line item below cash flows from financing activities.

Cash and Cash Equivalents

For purposes of the Consolidated Financial Statements, we consider highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

In periods where we hold excess cash and cash equivalents, we invest in highly rated securities, with the primary objectives of preserving principal, providing access to liquidity to fund the ongoing operations and strategic needs of the Company and its subsidiaries, and achieving a yield that is commensurate with low risk and highly liquid securities. The Company's investment policy generally limits the amount of credit exposure to any one issuer.

Accounts Receivable

The Company measures expected credit losses for its accounts receivable using a current expected credit loss model, which is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. The Company has disaggregated pools of accounts receivable balances by business, geography and/or customer risk profile and has used history and other experience to establish an allowance for credit losses at the time the receivable is recognized. To measure expected credit losses, we have elected to pool trade receivables by segment and analyze each segment's accounts receivable balances as separate populations. Within each segment, receivables exhibit similar risk characteristics.

During the year ended December 31, 2024, our expected loss rate reflects uncertainties in market conditions present in our businesses, including supply chain disruptions, industry consolidation, rising interest rates, as well as global geopolitical and economic instability. In addition, we reviewed receivables outstanding, including aged balances, and in circumstances where we are aware of a specific customer's inability to meet its financial obligation to us, we recorded a specific allowance for credit losses against the amounts due, reducing the net receivable recognized to the amount we estimate will be collected. The offsetting expense is charged to "Selling and distribution expenses" in our Consolidated Statements of Operations. Net provisions of $4,930 were recorded during the year ended December 31, 2024. For the years ended December 31, 2023 and 2022, we recorded net provisions of $1,146 and $720, respectively.

The following table summarizes current year activity in the allowance for credit losses on receivables from customers in each of our business segments:

	Arcadia Products	DynaEnergetics	NobelClad	DMC Global Inc.
Allowance for doubtful accounts, December 31, 2023	$ 60	$ 1,838	$ 57	$ 1,955
Current period provision for expected credit losses	435	4,636	1	5,072
Recoveries of amounts previously reserved	—	(102)	(40)	(142)
Impacts of foreign currency exchange rates and other	—	(3)	(1)	(4)
Allowance for doubtful accounts, December 31, 2024	$ 495	$ 6,369	$ 17	$ 6,881

<u>Property, Plant and Equipment</u>

Property, plant and equipment are recorded at cost, except for assets acquired in acquisitions which are recorded at fair value. Additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the related asset (except leasehold improvements which are depreciated over the shorter of their estimated useful life or the lease term) as follows:

Buildings and improvements	10-40 years
Manufacturing equipment and tooling	3-15 years
Furniture, fixtures, and computer software and equipment	3-10 years
Other	3-10 years

Gross property, plant and equipment consisted of the following at December 31:

		2024		2023
Land	$	4,174	$	4,267
Buildings and improvements		64,719		64,281
Manufacturing equipment and tooling		98,042		87,936
Furniture, fixtures, and computer software and equipment		36,182		31,406
Other		16,145		16,262
Construction in process		15,862		19,531
Total gross property, plant and equipment	$	235,124	$	223,683

<u>Asset Impairments</u>

Finite-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. We compare the expected undiscounted future operating cash flows associated with applicable assets or asset groupings to their respective carrying values to determine if they are fully recoverable when indicators of impairment are present. If the expected future operating cash flows of an asset or asset grouping are not sufficient to recover the related carrying value, we estimate the fair value of the asset or asset grouping. Impairment is recognized when the carrying amount of the asset or asset grouping is not recoverable and when carrying value exceeds the estimated fair value. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell.

For the year ended December 31, 2024, we recorded asset impairments of $1,182 primarily related to the abandonment of a planned manufacturing expansion at DynaEnergetics. For the year ended December 31, 2023, we recorded asset impairments of $2,471 primarily related to a $1,871 impairment charge associated with the abandonment of a software asset at DynaEnergetics and $440 attributable to a manufacturing asset at NobelClad that was removed from production. For the year ended December 31, 2022, no asset impairments were recorded.

<u>Contract Liabilities</u>

At times, we require customers to make advanced payments prior to the shipment of their orders to help finance our inventory investment on large orders or to keep customers' credit limits at acceptable levels. Contract liabilities consisted of the following at December 31:

		2024		2023
Arcadia Products	$	9,408	$	13,815
DynaEnergetics		1,373		1,144
NobelClad		12,381		6,662
Total	$	23,162	$	21,621

We generally expect to recognize the revenue associated with contract liabilities over a time period no longer than one year, but unforeseen circumstances can cause delays in shipments associated with contract liabilities, primarily supply chain delays and disruptions.

Redeemable noncontrolling interest

On December 23, 2021, DMC completed the acquisition of 60% of the membership interests in Arcadia Products, LLC, a Colorado limited liability company resulting from the conversion of Arcadia, Inc. (collectively, "Arcadia Products"). The limited liability company operating agreement for Arcadia Products (the "Operating Agreement") contains a right for the Company to purchase the remaining interest in Arcadia Products from the minority interest holder on or after December 23, 2024 ("Call Option"). Similarly, the Operating Agreement originally permitted the minority interest holder of Arcadia Products the right to sell its remaining interest in Arcadia Products to the Company on or after December 23, 2024 ("Put Option"). On December 3, 2024, the Company and minority interest holder entered into an amendment to the Operating Agreement whereby the minority interest holder agreed not to exercise the Put Option until on or after September 6, 2026 in exchange for, among other terms, a one-time payment of $2,500. The $2,500 payment was made in December 2024 and has been accounted for as a deemed dividend and thus an immediate reduction of stockholders' equity.

The purchase price for any interests sold pursuant to the Call Option or Put Option continues to be based upon a predefined calculation as included within the Operating Agreement. In connection with an exercise of the Call Option, the Operating Agreement would require payment of the purchase price in cash. However, in connection with the exercise of the Put Option, the Operating Agreement permits the Company the option to pay the purchase price in cash or in a combination of cash and preferred stock that would be authorized at that time.

The Company initially accounted for the noncontrolling interest at its acquisition date fair value. We determined that neither the Call Option nor the Put Option meet the definition of a derivative as the Operating Agreement does not allow for contractual net settlement, the options cannot be settled outside the Operating Agreement through a market mechanism, and the underlying shares are deemed illiquid as they are not publicly traded and thus not considered readily convertible to cash. Additionally, the settlement price for both options is based upon a predefined calculation tied to adjusted earnings rather than a fixed price, and the formula is based upon a multiple of Arcadia Products' average adjusted earnings over a three-year period, subject to a floor value as defined in the Operating Agreement which is based primarily upon a contractually stated equity value. As such, we have concluded that the Call Option and Put Option are embedded within the noncontrolling interest and therefore do not represent freestanding instruments.

Given that the noncontrolling interest is subject to possible redemption with redemption rights that are not entirely within the control of the Company, we have concluded that the noncontrolling interest should be accounted for in accordance with ASC 480 Distinguishing Liabilities from Equity ("ASC 480"). The noncontrolling interest is also probable of redemption, as the only criteria for the security to become redeemable is the passage of time. As such, the redeemable noncontrolling interest is classified in temporary equity, separate from the stockholders' equity section, in the Consolidated Balance Sheets.

At each balance sheet date subsequent to acquisition, two separate calculations must be performed to determine the value of the redeemable noncontrolling interest. First, the redeemable noncontrolling interest must be accounted for in accordance with ASC 810 Consolidation ("ASC 810") whereby income (loss) and cash distributions attributable to the redeemable noncontrolling interest holder are ascribed. After this occurs, applicable provisions of ASC 480 must be considered to determine whether any further adjustment is necessary to increase the carrying value of the redeemable noncontrolling interest. An adjustment would only be necessary if the estimated settlement amount of the redeemable noncontrolling interest, per the terms of the Operating Agreement, exceeds the carrying value calculated in accordance with ASC 810. If such adjustment is required, the impact is immediately recorded to retained earnings and additional paid-in capital, upon absence of retained earnings, and therefore does not impact the Consolidated Statements of Operations or Comprehensive (Loss) Income. As of December 31, 2024 and 2023, the redeemable noncontrolling interest was $187,080 and $187,760, respectively. The December 31, 2024 redeemable noncontrolling interest value is equal to the floor value per the Operating Agreement.

Promissory Note

In order to equalize after-tax consideration to the redeemable noncontrolling interest holder relative to an alternative transaction structure, immediately following the closing of the acquisition, the Company loaned $24,902 to the redeemable noncontrolling interest holder. The loan was evidenced by an unsecured promissory note, and the loan will be repaid out of proceeds from the sale of the redeemable noncontrolling interest holder's interests in Arcadia Products, whether received upon exercise of the Put Option, the Call Option or upon sales to third parties permitted under the terms of the Operating Agreement. The loan must be repaid in full at the earlier of the exercise of the Put or Call Option, or by December 16, 2051, and has been recorded within "Other assets" in the Consolidated Balance Sheets.

<u>Revenue Recognition</u>

The Company's revenues are derived from consideration paid by customers for tangible goods. The Company analyzes its different products by segment to determine the appropriate basis for revenue recognition. Revenue is not generated from sources other than contracts with customers and revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. There are no material upfront costs for operations that are incurred from contracts with customers.

Our rights to payments for goods transferred to customers within our DynaEnergetics and NobelClad business segments arise when control is transferred at a point in time and not on any other criteria. Our rights to payments for goods transferred to customers within our Arcadia Products business segment also predominantly arise when control is transferred at a point in time; however, at times, control of certain customized, project-based products passes to the customer over time. Payment terms and conditions vary by contract, although terms generally include a requirement of payment within 30 to 90 days across all of our segments. In instances when we require customers to make advanced payments prior to the shipment of their orders, we record a contract liability. We have determined that our contract liabilities do not include a significant financing component given the short duration between order initiation and order fulfillment within each of our segments. Refer to Note 11 "Business Segments" for disaggregated revenue disclosures.

Arcadia Products

Customers agree to terms and conditions at the time of initiating an order. A significant portion of transactions contain standard architectural building materials that are not made-to-order, which include standard storefronts and entrance systems, windows, curtain walls, and interior partitions. In instances where multiple products are included within an order, each product represents a separate performance obligation given that: (1) the customer can benefit from each product on a standalone basis and (2) each product is distinct within the context of the contract.

The transaction price is readily determinable and fixed at the time the transaction is entered into with the customer. Arcadia Products is entitled to each product's transaction price upon the customer obtaining control of the item. For standard architectural building materials that are not made-to-order, such control transfers at a point in time, which is generally when the product has been shipped to the customer and the legal title has been transferred. Upon shipment and title transfer, Arcadia Products has performed its contractual requirements such that it has a present right to payment, and the customer from that point forward bears all risks and rewards of ownership. In addition, at this date, the customer has the ability to direct the use of, or restrict access to, the asset. Payment discounts, rebates, refunds, or any other forms of variable consideration are typically not granted to Arcadia Products customers.

For contracts that contain only one performance obligation, the total transaction price is allocated to the sole performance obligation. For contracts which contain multiple distinct performance obligations, judgment is required to determine the standalone selling price ("SSP") for each performance obligation. However, such judgment is largely mitigated given that standard architectural building materials purchased are generally shipped at the same time. In instances where products purchased are not shipped at the same time, Arcadia Products uses the contractually stated price to determine SSP as each performance obligation's price has been approved by the customer and approximates the price sold separately.

At times, Arcadia Products will also contract with customers to supply customized architectural building materials based on design specifications, measurements, finishes, framing materials, and other options selected by the customer at the time an order is initiated. For these contracts, which are significantly less frequent in both volume and financial statement magnitude, Arcadia Products has an enforceable right to payment from its customers at the time an order is received and accepted for all manufacturing efforts expended on behalf of its customers. Due to the customized nature of these products, the Company has concluded that the substantial portion of the related goods produced have no alternative use, and therefore control of these products passes to the customer over time. We have concluded that recognizing revenue utilizing an over-time output method based upon units delivered reasonably depicts the fulfillment of our performance obligations under our contracts and the value received by the customer based upon our performance to date. This conclusion is further supported by the frequency of shipments in fulfilling these contracts. We have elected not to disclose our unsatisfied performance obligations as of December 31, 2024 under the short-term contract exemption as we expect such performance obligations will be satisfied within the next 12 months following the end of the reporting period.

Billings for customized architectural building materials occur at times upon delivery, but also can occur via pre-established billing schedules agreed upon at the commencement of the contract. Therefore, we frequently generate contract liabilities in instances when we have billed the customer in excess of revenue recognized for units delivered.

DynaEnergetics

Customers agree to terms and conditions at the time of initiating an order. Transactions contain standard products, which may include perforating system components, such as detonating cord, or systems and associated hardware, including Factory-Assembled, Performance-Assured^TM DynaStage® ("DS") perforating systems. In instances where multiple products are included within an order, each product represents a separate performance obligation given that: (1) the customer can benefit from each product on a standalone basis and (2) each product is distinct within the context of the contract. However, judgment is significantly mitigated given that products purchased are generally shipped at the same time.

The transaction price is readily determinable and fixed at the time the transaction is entered into with the customer. DynaEnergetics is entitled to each product's transaction price upon the customer obtaining control of the item. Such control occurs as of a point in time, which is generally based upon relevant International Commercial Terms ("Incoterms") as it relates to product ownership and legal title being transferred. Upon fulfillment of applicable Incoterms, DynaEnergetics has performed its contractual requirements such that it has a present right to payment, and the customer from that point forward bears all risks and rewards of ownership. In addition, at this date, the customer has the ability to direct the use of, or restrict access to, the asset. No payment discounts, rebates, refunds, or any other forms of variable consideration are included within contracts. DynaEnergetics also does not provide service-type warranties either via written agreement or customary business practice, nor does it allow customer returns without its prior approval.

NobelClad

Customers agree to terms and conditions at the time of initiating an order. The significant majority of transactions contain a single performance obligation - the delivery of a clad metal product. In instances where multiple products are included within an order, each product represents a separate performance obligation given that: (1) the customer can benefit from each product on a standalone basis and (2) each product is distinct within the context of the contract. However, judgment is significantly mitigated given that products purchased are generally shipped at the same time.

The transaction price is readily determinable and fixed at the time the transaction is entered into with the customer. NobelClad is entitled to each product's transaction price upon the customer obtaining control of the item. Such control occurs as of a point in time, which is generally based upon relevant Incoterms as it relates to product ownership and legal title being transferred. Upon fulfillment of applicable Incoterms, NobelClad has performed its contractual requirements such that it has a present right to payment, and the customer from that point forward bears all risks and rewards of ownership. In addition, at this date, the customer has the ability to direct the use of, or restrict access to, the asset. No payment discounts, rebates, refunds, or any other forms of variable consideration are included within NobelClad contracts. NobelClad also does not provide service-type warranties either via written agreement or customary business practice, nor does it allow customer returns.

Research and Development

Research and development costs include expenses associated with developing new products and processes as well as improvements to current manufacturing processes. Research and development costs were $5,837, $6,864, and $6,781 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future income tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. The deferred income tax impact of tax credits are recognized as an immediate adjustment to income tax expense. We recognize deferred tax assets for the expected future effects of all deductible temporary differences to the extent we believe these assets will more likely than not be realized. We record a valuation allowance when, based on current circumstances, it is more likely than not that all or a portion of the deferred tax assets will not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial performance and existing valuation allowances, if any.

We recognize the tax benefits from uncertain tax positions only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the Consolidated Financial Statements from such a position are measured as the largest benefit that is more likely than not to be realized upon ultimate resolution. We recognize interest and penalties related to uncertain tax positions in operating expense.

Refer to Note 10 "Income Taxes" for further information.

Earnings Per Share

In periods with net income, the Company computes earnings per share ("EPS") using a two-class method, which is an earnings allocation formula that determines EPS for (i) each class of common stock (the Company has a single class of common stock), and (ii) participating securities according to dividends declared and participation rights in undistributed earnings. Restricted stock awards are considered participating securities in periods of net income as they receive non-forfeitable rights to dividends as common stock. Restricted stock awards do not participate in net losses.

Basic EPS is calculated by dividing net income (loss) attributable to the Company's stockholders after adjustment of redeemable noncontrolling interest and dividends, if applicable, by the weighted average number of common shares outstanding during the period. Net income (loss) available to common shareholders of the Company includes any adjustment to the redeemable noncontrolling interest as of the end of the period presented. Refer to the "Redeemable noncontrolling interest" section above for further discussion of the calculation of the adjustment of the redeemable noncontrolling interest. Diluted EPS adjusts basic EPS for the effects of restricted stock awards, restricted stock units, performance share units and other potentially dilutive financial instruments (dilutive securities), only in the periods in which such effect is dilutive. The effect of the dilutive securities is reflected in diluted EPS by application of the more dilutive of (1) the treasury stock method or (2) the two-class method. For the applicable periods presented, diluted EPS using the two-class method was more dilutive than the treasury stock method; as such, only the two-class method has been included below.

EPS was calculated as follows for the years ended December 31:

	2024	2023	2022
Net (loss) income attributable to DMC Global Inc. stockholders, as reported	$ (94,452)	$ 26,259	$ 12,247
Adjustment of redeemable noncontrolling interest	(64,260)	(4,870)	1,937
Less: Deemed dividend	(2,500)	—	—
Less: Undistributed net income available to participating securities	—	(305)	(198)
Numerator for basic net (loss) income per share:	(161,212)	21,084	13,986
Add: Undistributed net income allocated to participating securities	—	305	198
Less: Undistributed net income reallocated to participating securities	—	(305)	(198)
Numerator for diluted net (loss) income per share:	(161,212)	21,084	13,986
Denominator:			
Weighted average shares outstanding for basic net (loss) income per share	19,667,673	19,504,542	19,360,677
Effect of dilutive securities [1]	—	13,840	8,488
Weighted average shares outstanding for diluted net (loss) income per share	19,667,673	19,518,382	19,369,165
Net (loss) income per share:			
Basic	$ (8.20)	$ 1.08	$ 0.72
Diluted	$ (8.20)	$ 1.08	$ 0.72

[1] Given we were in a net loss position for the year ended December 31, 2024, all potentially dilutive shares were anti-dilutive and were therefore excluded from the determination of diluted EPS.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are required to use an established hierarchy for fair value measurements based upon the inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

- Level 1 — Inputs to the valuation based upon quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.

- Level 2 — Inputs to the valuation include quoted prices in either markets that are not active, or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data.

- Level 3 — Inputs to the valuation that are unobservable inputs for the asset or liability.

The highest priority is assigned to Level 1 inputs and the lowest priority to Level 3 inputs.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value. The carrying value of our revolving loans and term loan under our credit facility, when outstanding, also approximate their fair value because of the variable interest rate associated with these instruments, which reset each month at market interest rates. All of these account balances are considered Level 1 assets and liabilities.

Our foreign currency forward contracts are valued using quoted market prices or are determined using a yield curve model based on current market rates. As a result, we classify these instruments as Level 2 in the fair value hierarchy. Money market funds and mutual funds of $974 and $3,257 as of December 31, 2024 and 2023, respectively, held to satisfy future deferred compensation obligations are valued based upon the market values of underlying securities and are classified as Level 2 assets in the fair value hierarchy.

We did not hold any Level 3 assets or liabilities as of December 31, 2024 and 2023. Refer to Note 5 "Goodwill" for further information on the valuation approach utilized in assessing the Arcadia Products reporting unit for impairment, which included significant inputs not observable in the market and thus represent Level 3 measurements.

<u>Restructuring expenses</u>

Restructuring expenses are incurred from time to time to improve operational efficiency across our businesses. During the years ended December 31, 2024, 2023, and 2022 we recorded total expenses of $2,526, $3,766, and $182, respectively. In 2024 and 2023, these expenses were primarily related to asset impairments and employee severance. Refer to "Asset Impairments" section above for further description of the asset impairments recorded.

Total restructuring charges incurred are as follows and were reported in the "Restructuring expenses and asset impairments" line item in our Consolidated Statements of Operations for the year ended December 31:

	2024					
	Severance		Asset Impairment		Total	
Arcadia Products	$	567	$	78	$	645
DynaEnergetics		777		1,104		1,881
Total	$	1,344	$	1,182	$	2,526

	2023											
	Severance		Asset Impairment		Contract Termination Costs		Equipment Moving and Other Exit Costs		Stock-based compensation		Total	
DynaEnergetics	$	1,035	$	1,871	$	86	$	19	$	—		3,011
NobelClad		—		440		—		—		—		440
Corporate		—		160		—		—		155		315
Total	$	1,035	$	2,471	$	86	$	19	$	155	$	3,766

Concentration of Credit Risk and Off Balance Sheet Arrangements

Financial instruments, which potentially subject us to a concentration of credit risk, consist primarily of cash, cash equivalents, and accounts receivable. Generally, we do not require collateral to secure receivables. At December 31, 2024, we had no financial instruments with off-balance sheet risk of accounting losses.

Other Cumulative Comprehensive Loss

For all periods presented, other cumulative comprehensive loss consisted entirely of currency translation adjustments.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which amends reportable segment disclosure requirements to enhance disclosure of significant segment information on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024 with early adoption permitted. We have adopted ASU 2023-07 for the year ended December 31, 2024, and comparative periods herein have been restated and reported under the new accounting standard. The new reportable segment disclosure requirements are reflected in Note 11 "Business Segments".

In December 2023, the FASB issued Accounting Standards Update 2023-09 ("ASU 2023-09"), Income Taxes (Topic 740): Improvement to Income Tax Disclosures, which amends income tax disclosure requirements for the effective tax rate reconciliation to include incremental income tax information and expanded disclosures of income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024 and is applied prospectively. Early adoption and retrospective application of the amendments are permitted. We are currently evaluating the impact of ASU 2023-09 on our financial statements and disclosures.

We have considered all other recent accounting pronouncements issued, but not yet effective, and we do not expect any to have a material effect on the Company's Consolidated Financial Statements.

3. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value. Significant cost elements included in inventory are raw materials, labor, freight, subcontract costs, and manufacturing overhead. As necessary, we write down inventory to its net realizable value by recording provisions for excess, slow moving and obsolete inventory. To determine provision amounts, we regularly review inventory quantities on hand and values, and compare them to estimates of future product demand, market conditions, production requirements and technological developments.

Inventories consisted of the following as of December 31, 2024:

	Arcadia Products	DynaEnergetics	NobelClad	DMC Global Inc.
Raw materials	$ 9,548	$ 25,831	$ 6,624	$ 42,003
Work-in-process	5,942	10,201	14,248	30,391
Finished goods	57,495	22,038	374	79,907
Supplies	—	—	279	279
Total inventories	$ 72,985	$ 58,070	$ 21,525	$ 152,580

Inventories consisted of the following as of December 31, 2023:

	Arcadia Products	DynaEnergetics	NobelClad	DMC Global Inc.
Raw materials	$ 9,257	$ 26,107	$ 7,089	$ 42,453
Work-in-process	7,565	23,196	12,509	43,270
Finished goods	56,463	23,644	633	80,740
Supplies	—	—	249	249
Total inventories	$ 73,285	$ 72,947	$ 20,480	$ 166,712

4. PURCHASED INTANGIBLE ASSETS

Our purchased intangible assets primarily include finite-lived customer relationships and trademarks/trade names. Customer relationships are amortized using an accelerated amortization method over the estimated useful life. Trademarks/trade names are amortized ratably over the estimated useful life.

The remaining weighted average amortization periods for unamortized purchased intangible assets are as follows as of December 31, 2024:

Customer relationships	12 years
Trademarks / Trade names	12 years

Our purchased intangible assets consisted of the following as of December 31, 2024:

	Gross		Accumulated Amortization		Net	
Core technology	$	260	$	(260)	$	—
Customer relationships		211,077		(54,537)		156,540
Trademarks / Trade names		22,000		(4,436)		17,564
Total intangible assets	$	233,337	$	(59,233)	$	174,104

Our purchased intangible assets consisted of the following as of December 31, 2023:

	Gross		Accumulated Amortization		Net	
Core technology	$	283	$	(269)	$	14
Customer backlog		22,000		(22,000)		—
Customer relationships		211,128		(34,913)		176,215
Trademarks / Trade names		22,000		(2,969)		19,031
Total intangible assets	$	255,411	$	(60,151)	$	195,260

The change in the gross value of our unamortized purchased intangible assets at December 31, 2024 from December 31, 2023 was primarily due to foreign currency translation.

Expected future amortization of purchased intangible assets is as follows:

For the years ended December 31:		
2025	$	19,053
2026		17,426
2027		15,806
2028		14,902
2029		14,713
Thereafter		92,204
	$	174,104

5.   GOODWILL

Goodwill represents the amount by which the purchase price exceeds the fair value of identifiable tangible and intangible assets and liabilities acquired in a business combination. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value might not be fully recoverable. A qualitative assessment is allowed to determine if goodwill is potentially impaired. The qualitative assessment determines whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then a quantitative impairment test is performed. The quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss. The test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded for the difference.

In connection with the preparation of its quarterly financial statements during the third quarter of 2024, the Company assessed changes in circumstances that occurred during the quarter to determine whether it was more likely than not that the fair value of its Arcadia Products reporting unit was below its carrying amount. While there was no single determinative event or factor, potential triggering events during the third quarter of 2024, including recent financial performance not in accordance with expectations and downward revisions to the near-term forecast, led the Company to conclude that when considering the events and factors in totality, it was more likely than not that the fair value of the Arcadia Products reporting unit was below its carrying value at September 30, 2024. As such, a quantitative goodwill impairment test was performed. The Company utilized the market approach to estimate the fair value of the Arcadia Products reporting unit, but also considered the income approach to validate the results. The market approach includes observable inputs of fair value, including but not limited to non-binding offers received from third-parties and comparative market multiples. The income approach estimates the fair value by discounting the reporting unit's estimated future cash flows using an estimated discount rate, or expected return, that a marketplace participant would have required as of the valuation date. For both approaches, the inputs used in the determination of fair value are generally Level 3 inputs.

Based on the results of our quantitative goodwill impairment test, we recorded a $141,725 impairment charge to goodwill during the year ended December 31, 2024, which is included in "Goodwill impairment" in our Consolidated Statements of Operations.

6.   LEASES

The Company leases real properties for use in manufacturing and as administrative and sales offices, and leases automobiles and office equipment. The Company determines if a contract contains a lease arrangement at the inception of the contract. For leases in which the Company is the lessee, leases are classified as either finance or operating. Right-of-use ("ROU") assets are initially measured at the present value of lease payments over the lease term plus initial direct costs, if any. If a lease does not provide a discount rate and the implicit rate cannot be readily determined, an incremental borrowing rate is used to determine the present value of future lease payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term within the Consolidated Statements of Operations. Lease and non-lease components within the Company's lease agreements are accounted for together. Variable lease payments are recognized in the period in which the obligation is incurred. The Company has no leases in which the Company is the lessor.

Nearly all of the Company's leasing arrangements are classified as operating leases. ROU asset and lease liability balances were as follows for the periods presented:

	December 31, 2024	December 31, 2023
ROU asset	$ 42,164	$ 45,409
Current lease liability	8,297	7,652
Long-term lease liability	37,150	39,744
Total lease liability	$ 45,447	$ 47,396

The ROU asset is reported in "Other assets" while the current lease liability is reported in "Other current liabilities" and the long-term lease liability is reported in "Other long-term liabilities" in the Company's Consolidated Balance Sheets. Cash paid for operating lease liabilities is recorded as operating cash outflows in the Company's Consolidated Statements of Cash Flows.

Arcadia Products leases certain office, manufacturing, distribution and warehouse facilities from entities affiliated with the redeemable noncontrolling interest holder and president of Arcadia Products as of February 3, 2025. There were eight such leases in effect as of December 31, 2024, with expiration dates ranging from calendar years 2025 to 2031, inclusive of the assumed exercise of renewal options. As of December 31, 2024, the total ROU asset and related lease liability recognized for these leases was $21,788 and $22,880, respectively. During the years ended December 31, 2024 and 2023, associated lease expense was $4,625 in each period and is included in total operating lease expense.

Total operating lease expense included in the Company's Consolidated Statements of Operations was $13,678, $12,822 and $11,883 for the years ended December 31, 2024, 2023, and 2022, respectively. Short term and variable lease costs were not significant for any period presented.

Certain of the Company's leases contain renewal options and options to extend the lease term for up to five years, and a majority of these options are reflected in the calculation of the ROU assets and related lease liability due to the likelihood of renewal.

The following table summarizes the weighted average lease terms and discount rates for operating lease liabilities:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term	8.7 years	7.0 years
Weighted average discount rate	5.4 %	4.5 %

The following table represents maturities of operating lease liabilities as of December 31, 2024:

Due within 1 year	$ 10,302
Due after 1 year through 2 years	9,078
Due after 2 years through 3 years	8,207
Due after 3 years through 4 years	6,494
Due after 4 years through 5 years	4,280
Thereafter	22,613
Total future minimum lease payments	60,974
Less imputed interest	(15,527)
Total	$ 45,447

7. DEBT

Outstanding borrowings consisted of the following at December 31:

	2024	2023
Syndicated credit agreement:		
U.S. Dollar revolving loan	$ 24,375	$ —
Term loan	48,125	117,500
Commerzbank line of credit	—	—
Outstanding borrowings	72,500	117,500
Less: debt issuance costs	(1,682)	(1,649)
Total debt	70,818	115,851
Less: current portion of long-term debt	(2,500)	(15,000)
Long-term debt	$ 68,318	$ 100,851

Syndicated Credit Agreement

On February 6, 2024, the Company and certain domestic subsidiaries entered into an amendment (the "First Amendment") to its existing credit agreement with a syndicate of banks, led by KeyBank National Association (the "credit facility"). The First Amendment provides for certain changes to the credit facility, including an increase in the maximum commitment amount from $200,000 to $300,000. The credit facility allows for revolving loans of up to $200,000, a $50,000 term loan facility, and a $50,000 delayed draw term loan facility that can be accessed by the Company at its discretion until

February 6, 2026. The $50,000 term loan facility is amortizable at $625 per quarter beginning on June 30, 2024 through March 31, 2026. Quarterly term loan amortization increases to $938 on June 30, 2026 through March 31, 2028, and increases to $1,250 from June 30, 2028 through December 31, 2028. A balloon payment for the outstanding term loan balance is due upon the credit facility maturity date of February 6, 2029. The credit facility retains a $100,000 accordion feature to increase the commitments under the revolving loan and/or by adding one or more term loans subject to approval by the applicable lenders. The credit facility is secured by certain assets of DMC including accounts receivable, inventory, and fixed assets, including Arcadia Products and its subsidiary, as well as guarantees and share pledges by DMC and its subsidiaries. The revolving loan can also be used to issue bank guarantees to customers to secure their advanced payments. As of December 31, 2024 and 2023, bank guarantees of $443, respectively, were secured.

Borrowings under the $200,000 revolving loan limit and $50,000 Term Loan can be in the form of Adjusted Daily Simple Secured Overnight Financing Rate ("SOFR") loans or one month Adjusted Term SOFR loans. Additionally, U.S. dollar borrowings on the revolving loan can be in the form of Base Rate loans (Base Rate borrowings are based on the greater of the administrative agent's Prime rate, an adjusted Federal Funds rate or an adjusted SOFR rate). SOFR loans bear interest at the applicable SOFR rate plus an applicable margin (varying from 2.25% to 3.25%). Base Rate loans bear interest at the defined Base Rate plus an applicable margin (varying from 1.25% to 2.25%).

The credit facility includes various covenants and restrictions, certain of which relate to the payment of dividends or other distributions to stockholders; redemption of capital stock; incurring additional indebtedness; mortgaging, pledging or disposition of major assets; and maintenance of specified ratios.

The leverage ratio is defined in the credit facility as the ratio of Consolidated Funded Indebtedness (as defined in the credit facility) on the last day of any trailing four quarter period to Consolidated EBITDA (as defined in the credit facility) for such period. The maximum leverage ratio permitted by our credit facility is 3.0 to 1.0.

The debt service coverage ratio is defined in the credit facility as the ratio of Consolidated EBITDA less the sum of capital distributions paid in cash (other than those made with respect to preferred stock issued under the Operating Agreement), Consolidated Unfunded Capital Expenditures (as defined in the credit facility), and net cash income taxes divided by the sum of cash interest expense, any dividends on the preferred stock paid in cash, and scheduled principal payments on funded indebtedness. Under our credit facility, the minimum debt service coverage ratio permitted is 1.25 to 1.0.

As of December 31, 2024, we were in compliance with all financial covenants and other provisions of our debt agreements.

Line of Credit with German Bank

We maintain a line of credit with a German bank with a borrowing capacity of €7,000 for our NobelClad and DynaEnergetics operations in Europe. This line of credit is also used to issue bank guarantees to customers to secure their advanced payments. As of December 31, 2024 and 2023, we had no outstanding borrowings under the line of credit and bank guarantees of €2,843 and €1,696, respectively, were secured. The line of credit bears interest at a EURIBOR-based variable rate which at December 31, 2024 was 8.11%. The line of credit has open-ended terms and can be canceled by the bank at any time.

8. STOCKHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

Employee stock plans

Our stock-based compensation expense results from restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance share units ("PSUs"), and stock issued under the Employee Stock Purchase Plan. The following table sets forth the total stock-based compensation expense included in the Consolidated Statements of Operations for the years ended December 31:

	2024	2023	2022
Cost of products sold	$ 322	$ 430	$ 506
General and administrative expenses	5,413	8,583	8,304
Selling and distribution expenses	795	1,102	1,248
Strategic review expenses	372	—	—
Restructuring expenses, net and asset impairments	—	155	—
Stock-based compensation	6,902	10,270	10,058
Income tax benefit	(1,380)	(3,104)	(1,716)
Stock-based compensation, net of income taxes	5,522	7,166	8,342
Earnings per share impact			
Basic	$ 0.28	$ 0.37	$ 0.43
Diluted	$ 0.28	$ 0.37	$ 0.43

On November 4, 2016, our stockholders approved the 2016 Omnibus Incentive Plan ("2016 Plan"). The 2016 Plan provides for the granting of various types of equity-based incentives, including stock options, RSAs, RSUs, stock appreciation rights, performance shares, performance units, other stock-based awards, and cash-based awards. Our stockholders approved a total of 5,000,000 shares available for grant under the 2016 Plan, less 1,639,881 of RSAs and RSUs previously granted under the 2006 Stock Incentive Plan ("2006 Plan") as of the 2006 Plan's expiration on September 21, 2016. As of the inception of the 2016 Plan, 3,360,119 shares were available for grant under the 2016 Plan. As of December 31, 2024, there are 1,124,448 shares available for future grant.

RSAs and RSUs are granted to employees and non-employee directors based on time-vesting. For RSAs or RSUs granted to employees, vesting typically occurs in one-third increments on the first, second, and third anniversary of the grant date. For RSAs or RSUs granted to non-employee directors, vesting occurs on the first anniversary of the grant date. Each RSA represents a restricted share of common stock that has voting and dividend rights and becomes fully unrestricted upon vesting. Each RSU represents the right to receive one share of stock upon vesting.

The fair value of RSAs and RSUs granted to employees and non-employee directors is based on the fair value of DMC's stock on the grant date. RSAs and RSUs granted to employees and non-employee directors are amortized to compensation expense over the vesting period on a straight-line basis. Our policy is to recognize forfeitures of RSAs and RSUs as they occur.

Prior to 2024, PSUs were granted to employees with vesting based on performance and market conditions. In 2024, PSUs were granted to employees with vesting based solely on market conditions. Each PSU represents the right to receive stock upon the achievement of certain conditions. A target number of PSUs is awarded on the grant date, and the recipient is eligible to earn shares of common stock between 0% and 200% of the number of targeted PSUs awarded. The PSUs earned, if any, cliff vest at the end of the third year following the year of grant based on the degree of satisfaction of the PSU conditions.

For PSUs granted prior to 2024, a portion of an employee's grant is based on actual performance against a target Adjusted EBITDA goal while the remainder is based on the Company's relative total shareholder return ("TSR") performance compared to the peer group disclosed in our Proxy Statement. 25% of the PSU grant is based on the achievement of targeted Adjusted EBITDA and 75% of the PSU grant is based on the achievement of relative TSR performance. For PSUs granted in 2024, 100% of the employee's grant is based on the Company's relative TSR performance compared to the S&P SmallCap 600 Industrials index.

The fair value of PSUs with target Adjusted EBITDA performance conditions is based on the fair value of DMC's stock on the grant date, and the value is amortized to compensation expense over the vesting period and is adjusted based on the estimated probable satisfaction of the performance condition at the end of each reporting period. The fair value of PSUs with TSR performance conditions is based on a third-party valuation simulating a range of possible TSR outcomes over the performance period, and the resulting fair value is amortized to compensation expense over the vesting period on a straight-line basis. Our policy is to recognize forfeitures of PSUs as they occur.

A summary of the activity of our unvested RSAs issued under the 2016 Plan is as follows:

	2016 Plan	
	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2022	273,777	$ 32.71
Granted	260,207	20.79
Vested	(243,592)	30.97
Forfeited	(8,439)	27.20
Balance at December 31, 2023	281,953	$ 23.38
Granted	602,442	13.15
Vested	(233,941)	22.18
Forfeited	(120,478)	18.16
Balance at December 31, 2024	529,976	$ 13.47

A summary of the activity of our unvested RSUs issued under the 2016 Plan is as follows:

	2016 Plan	
	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2022	44,521	$ 39.47
Granted	31,418	21.18
Vested	(21,968)	40.69
Forfeited	—	—
Balance at December 31, 2023	53,971	$ 28.33
Granted	39,870	17.52
Vested	(23,796)	34.96
Forfeited	—	—
Balance at December 31, 2024	70,045	$ 19.92

A summary of the activity of our unvested PSUs issued under the 2016 Plan is as follows:

	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2022	144,732	$ 51.67
Granted	75,997	28.30
Vested	(42,883)	15.48
Forfeited	(87,374)	67.79
Balance at December 31, 2023	90,472	$ 33.62
Granted	154,789	24.55
Vested	(2,616)	67.78
Forfeited	(87,989)	27.17
Balance at December 31, 2024	154,656	$ 27.63

As of December 31, 2024, total unrecognized stock-based compensation related to unvested awards was as follows:

	Unrecognized stock compensation	Weighted-average recognition period
Unvested RSAs	$ 4,565	1.3 years
Unvested RSUs	$ 813	1.7 years
Unvested PSUs	$ 1,327	1.5 years

Stockholders Protection Rights Agreement

On June 5, 2024, the Board adopted the Rights Agreement and declared a dividend of one Right for each share of the Company's common stock outstanding at the close of business on June 17, 2024. One Right will also be issued together with each share of common stock issued by the Company after that date, but before the Separation Time (as defined in the Rights Agreement). Each Right initially represents the right to purchase one one-thousandth (0.001) of a share of Series B Participating Preferred Stock for $75.00, subject to adjustment and upon such terms and subject to the conditions set forth in the Rights Agreement. Rights will generally become exercisable if any person (or any persons acting as a group) acquires "Beneficial Ownership" (as defined in the Rights Agreement) of 10%, or 20% in the case of certain passive investors, or more of the Company's outstanding common stock. If Rights become exercisable, all holders of Rights (other than the person, entity or group triggering the Rights Agreement, whose rights will become void and will not be exercisable) will have the right to purchase from the Company for $75.00, subject to certain potential adjustments, shares of the Company's common stock having a market value of twice that amount.

The Rights Agreement expires on June 4, 2025, unless earlier terminated or the Rights are redeemed or exchanged by the Board. There is currently no impact on the Company's Consolidated Financial Statements.

The Company's Certificate of Incorporation authorizes the issuance of preferred stock. However, as of December 31, 2024, no preferred stock has been issued.

9. EMPLOYEE BENEFIT PLANS

401(k) Plan

We offer a contributory 401(k) plan to our U.S. employees. We make matching contributions equal to 100% of each employee's contribution up to 3% of qualified compensation and 50% of the next 2% of qualified compensation contributed by each employee. Total DMC contributions were $2,694, $2,590, and $1,772 for the years ended December 31, 2024, 2023 and 2022, respectively.

Foreign Subsidiary Defined Benefit and Defined Contribution Plans

We have defined benefit pension plans at certain foreign subsidiaries for which we have recorded an unfunded pension obligation of $1,415 and $1,490 as of December 31, 2024 and 2023, respectively, which is included in "Other long-term liabilities" in the Consolidated Balance Sheets. Annual adjustments to the obligation are based upon actuarial calculations and are recorded within "General and administrative expenses" in the Consolidated Statements of Operations. We recognized expense of $11 and $91 for the years ended December 31, 2024 and 2023, respectively, and income of $536 for the year ended December 31, 2022.

In 2020, a new defined contribution pension plan went into effect for employees at certain foreign subsidiaries, which replaced the defined benefit plan described above. Under the new plan, pension benefits will be financed both through contributions by the Company and employees. The Company contributes between 1.5% and 4.5% of the employee's salary annually. During the years ended December 31, 2024, 2023 and 2022, the Company contributed $287, $285 and $261, respectively, to the defined contribution plan. Past contributions into the defined benefit plan were unchanged by the new defined contribution plan.

Deferred Compensation Plan

The Company maintains a Non-Qualified Deferred Compensation Plan (the "Plan") as part of its overall compensation package for certain employees. Participants are eligible to defer a portion of their annual salary, their annual incentive bonus, and their equity awards through the Plan on a tax-deferred basis. Deferrals into the Plan are not matched or subsidized by the Company, nor are they eligible for above-market or preferential earnings.

The Plan provides for deferred compensation obligations to be settled either by delivery of a fixed number of shares of DMC's common stock or in cash, in accordance with participant contributions and elections. For deferred equity awards, subsequent to equity award vesting and after a period prescribed by the Plan, participants can elect to diversify contributions of equity awards into other investment options available to Plan participants. Once diversified, such contributions will be settled by delivery of cash. Effective January 1, 2024, diversification of deferred equity awards is no longer permitted by the Plan.

The Company has established a grantor trust commonly known as a "rabbi trust" and contributed certain assets to satisfy the future obligations to participants in the Plan. These assets are subject to potential claims of the Company's general creditors. The assets held in the trust include unvested restricted stock awards ("RSAs"), vested company stock awards, company-owned life insurance ("COLI") on certain current and former employees, and money market and mutual funds. Unvested RSAs and common stock held by the trust are reflected in the Consolidated Balance Sheets within "Treasury stock, at cost, and company stock held for deferred compensation, at par" at the par value of the common stock or unvested RSAs. These accounts are not adjusted for subsequent changes in the fair value of the common stock. COLI is accounted for at the cash surrender value while money market and mutual funds held by the trust are accounted for at fair value.

Deferred compensation obligations that will be settled in cash are accounted for on an accrual basis in accordance with the terms of the Plan. These obligations are adjusted based on changes in value of the underlying investment options chosen by Plan participants. Deferred compensation obligations that will be settled by delivery of a fixed number of previously vested shares of the Company's common stock are reflected in the Consolidated Statements of Stockholders' Equity and Redeemable Noncontrolling Interest within "Common stock" at the par value of the common stock or unvested RSAs. These accounts are not adjusted for subsequent changes in the fair value of the common stock.

The balances related to the deferred compensation plan were as follows for the periods presented. The amounts included within "Prepaid expenses and other" and "Other current liabilities" pertain to scheduled distributions per the terms of the Plan that will occur within twelve months of December 31, 2024.

	Consolidated Balance Sheet location	2024	2023
Deferred compensation assets	Prepaid expenses and other	$ 5,742	$ 1,428
Deferred compensation assets	Other assets	$ 3,396	$ 8,449
Deferred compensation obligations	Other current liabilities	$ 5,742	$ 1,428
Deferred compensation obligations	Other long-term liabilities	$ 7,183	$ 12,078

10. INCOME TAXES

The domestic and foreign components of income (loss) before income taxes for our operations consist of the following for the years ended December 31:

	2024	2023	2022
Domestic	$ (161,340)	$ 16,181	$ (302)
Foreign	20,350	33,698	23,511
Total (loss) income before income taxes	$ (140,990)	$ 49,879	$ 23,209

The components of the provision (benefit) for income taxes consist of the following for the years ended December 31:

	2024	2023	2022
Current – Federal	$ 484	$ 3,522	$ 2,288
Current – State	571	733	927
Current – Foreign	5,696	9,895	6,760
Current income tax expense	6,751	14,150	9,975
Deferred – Federal	3,230	87	(1,024)
Deferred – State	877	587	(175)
Deferred – Foreign	112	296	600
Deferred income tax expense (benefit)	4,219	970	(599)
Income tax provision	$ 10,970	$ 15,120	$ 9,376

Our deferred tax assets and liabilities consist of the following at December 31:

	2024	2023
Deferred tax assets:		
Net operating loss carryforward	$ 5,589	$ 6,168
Inventory differences	1,127	1,043
Equity compensation	1,231	1,421
Investment in joint venture	20,254	677
Restructuring	206	104
Purchased intangible assets and goodwill	243	389
Accrued employee compensation and benefits	3,881	4,362
Lease liabilities	3,204	2,514
Interest expense	2,249	737
Research and development costs	1,239	752
Other, net	1,603	388
Gross deferred tax assets	40,826	18,555
Less valuation allowances	(32,121)	(6,167)
Total deferred tax assets	8,705	12,388
Deferred tax liabilities:		
Depreciation and amortization	(4,481)	(5,278)
Right-of-use assets	(2,813)	(2,276)
Other, net	(892)	(52)
Total deferred tax liabilities	(8,186)	(7,606)
Net deferred tax assets	$ 519	$ 4,782

As of December 31, 2024, we had loss carryforwards for tax purposes totaling approximately $39,238, comprised of $33,267 foreign and $5,971 domestic state loss carryforwards, which will be available to offset future taxable income in certain jurisdictions. The significant majority of foreign losses can be carried forward indefinitely, while all other losses generally have carryforward periods of 5 to 20 years, depending on jurisdiction. We have analyzed the net operating losses and established valuation allowances on those where we have determined the realization is not more likely than not to occur.

We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. Additionally, a three-year cumulative loss at a Consolidated Financial Statement level may be viewed as negative evidence impacting a jurisdiction that by itself is not in a three-year cumulative loss position. As of

December 31, 2024, we were in a three-year cumulative loss position at the consolidated financial statement level, driven by losses in the U.S. primarily related to the impairment of Arcadia Products' goodwill in the third quarter of 2024. Accordingly, during the year ended December 31, 2024, we evaluated the impact on all jurisdictions and have recorded a valuation allowance against the corresponding net deferred tax assets in the U.S. The Company will continue to monitor the realizability of deferred tax assets and the need for valuation allowances and will record adjustments in the periods in which facts support such changes. Changes in our valuation allowance in 2023 and 2022 are primarily attributable to changes in currency revaluation and movements in the underlying deferred tax assets.

A reconciliation of our income tax provision computed by applying the Federal statutory income tax rate of 21% to income (loss) before income taxes is as follows for the years ended December 31:

	2024	2023	2022
Statutory U.S. federal income tax	$ (29,608)	$ 10,475	$ 4,874
Foreign rate differential	2,086	3,562	2,868
Permanent items	566	975	980
U.S. state income tax, net of federal benefit	(1,665)	1,275	569
(Income) loss attributable to noncontrolling interest	12,072	(1,793)	(333)
Equity compensation	413	1,080	202
Return to provision adjustments	195	(247)	134
Deemed repatriation of foreign earnings	463	90	64
Other	166	2	(14)
Change in valuation allowances	26,282	(299)	32
Income tax provision	$ 10,970	$ 15,120	$ 9,376

DMC files income tax returns in the U.S. federal jurisdiction, as well as various U.S. state and foreign jurisdictions. In 2024, tax audits in Germany of both our NobelClad and DynaEnergetics subsidiaries commenced for the years 2019 through 2021. Our tax provisions reflect our best estimate of state, local, federal, and foreign taxes. While the audits are not unexpected, the outcome cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with our expectations, the Company could be required to adjust its provisions for income taxes in the period such resolution occurs.

DMC's U.S. federal tax returns are open for examination for the tax years 2018 and 2021 onward. Most of DMC's state tax returns remain open to examination for the tax years 2020 onward. DMC's foreign tax returns generally remain open to examination for the tax years 2020 onward, depending on jurisdiction.

At December 31, 2024 and 2023, the balance of unrecognized tax benefits was $5,240 and $5,017, respectively. Included in the balance of unrecognized tax benefits as of December 31, 2024 are $4,483 of tax benefits that, if recognized, would affect the effective tax rate. We recognize interest and penalties related to uncertain tax positions in operating expense. As of December 31, 2024 and 2023, our accrual for interest and penalties related to uncertain tax positions were $81 and $0, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023
Unrecognized tax benefits, beginning balance	$ 5,017	$ 2,106
Additions based on tax positions related to the current year	558	2,841
Additions for tax positions of prior years	—	70
Reductions for tax positions of prior years	(335)	—
Settlements	—	—
Unrecognized tax benefits, ending balance	$ 5,240	$ 5,017

The Tax Cuts and Jobs Act ("TCJA"), enacted in December 2017, provides that foreign earnings generally can be repatriated to the U.S. without federal tax consequence; however, if any such earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of our international subsidiaries were sold or transferred, we could be subject to additional U.S. federal and state income taxes, as well as foreign withholding taxes. We continually reassess the assertion that cumulative earnings by our foreign subsidiaries are indefinitely reinvested. The simultaneous downturns in two of our businesses in 2024 has led to the determination that we may need to access previously reinvested earnings of our international subsidiaries. As such, in the fourth quarter of 2024, we recorded a deferred tax liability of $168, representing potential taxes that could result from the distribution of foreign earnings to the U.S. parent.

11. BUSINESS SEGMENTS

Our business is currently organized into three segments: Arcadia Products, DynaEnergetics, and NobelClad. In December 2021, DMC acquired a 60% controlling interest in Arcadia Products. Arcadia Products designs, engineers, fabricates, and finishes aluminum framing systems, windows, curtain walls, storefronts, entrance systems, and interior partitions to the commercial construction market. Additionally, Arcadia Products supplies customized windows and doors to the high-end residential construction market. DynaEnergetics designs, manufactures, markets and sells perforating systems and associated hardware for the global oil and gas industry. NobelClad produces explosion-welded clad metal plates for use in the construction of corrosion resistant industrial processing equipment and specialized transition joints for commuter rail cars, ships, and LNG processing equipment.

Our reportable segments are separately managed, strategic business units that offer different products. Each segment's products are marketed to different customer types and require different manufacturing processes and technologies, and each segment has separate financial information available. The Chief Operating Decision Maker ("CODM") uses segment operating income or loss to allocate resources (including employees, property, and financial or capital resources) for each segment in the budget and forecasting process and to assess ongoing performance on a monthly basis. The CODM does not review total assets by segment for purposes of assessing segment performance and allocating resources. As such, the disclosure of total assets by segment has not been included below. The accounting policies of our reportable segments are the same as those described in Note 2 "Significant Accounting Policies". The Company's CODM is our Board of Directors.

Segment information is as follows as of and for the year ended December 31, 2024:

	Arcadia Products	DynaEnergetics	NobelClad	Total
Net sales	$ 249,763	$ 287,686	$ 105,402	$ 642,851
Cost of products sold	182,738	237,631	71,591	491,960
Gross profit	67,025	50,055	33,811	150,891
Stock-based compensation*	1,920	—	—	1,920
General and administrative expenses	29,389	10,835	4,299	44,523
Selling and distribution expenses	15,871	21,128	9,461	46,460
Amortization of purchased intangible assets	21,111	44	—	21,155
Restructuring expenses and asset impairments	645	1,881	—	2,526
Goodwill impairment	141,725	—	—	141,725
Operating (loss) income	(143,636)	16,167	20,051	(107,418)
Unallocated corporate expenses				(19,230)
Unallocated stock-based compensation*				(4,610)
Other expense, net				(1,068)
Interest expense, net				(8,664)
Loss before income taxes				(140,990)
Income tax provision				10,970
Net loss				(151,960)

Segment information is as follows as of and for the year ended December 31, 2023:

	Arcadia Products	DynaEnergetics	NobelClad	Total
Net sales	$ 298,909	$ 315,026	$ 105,253	$ 719,188
Cost of products sold	206,657	228,325	71,724	506,706
Gross profit	92,252	86,701	33,529	212,482
Stock-based compensation*	1,571	—	—	1,571
General and administrative expenses	29,708	15,806	4,092	49,606
Selling and distribution expenses	16,958	21,472	9,570	48,000
Amortization of purchased intangible assets	22,608	59	—	22,667
Restructuring expenses and asset impairments	—	3,011	440	3,451
Operating income	21,407	46,353	19,427	87,187
Unallocated corporate expenses				(17,466)
Unallocated stock-based compensation*				(8,544)
Other expense, net				(1,782)
Interest expense, net				(9,516)
Income before income taxes				49,879
Income tax provision				15,120
Net income				34,759

Segment information is as follows as of and for the year ended December 31, 2022:

	Arcadia Products	DynaEnergetics	NobelClad	Total
Net sales	$ 299,527	$ 264,327	$ 90,232	$ 654,086
Cost of products sold	211,193	188,758	68,182	468,133
Gross profit	88,334	75,569	22,050	185,953
Stock-based compensation*	2,206	—	—	2,206
General and administrative expenses	30,437	19,627	4,587	54,651
Selling and distribution expenses	15,413	16,588	8,981	40,982
Amortization of purchased intangible assets	36,316	299	311	36,926
Restructuring expenses and asset impairments	—	—	182	182
Operating income	3,962	39,055	7,989	51,006
Unallocated corporate expenses				(13,164)
Unallocated stock-based compensation*				(7,852)
Other expense, net				(594)
Interest expense, net				(6,187)
Income (loss) before income taxes				23,209
Income tax provision				9,376
Net income				13,833

*Stock-based compensation is not allocated to wholly owned segments, DynaEnergetics and NobelClad. Stock-based compensation is allocated to the Arcadia Products segment as 60% of such expense is attributable to the Company, whereas the remaining 40% is attributable to the redeemable noncontrolling interest holder.

		2024		2023		2022
Depreciation and Amortization:						
Arcadia Products	$	24,792	$	26,303	$	39,222
DynaEnergetics		6,755		6,906		7,877
NobelClad		3,175		2,893		3,730
Segment depreciation and amortization		34,722		36,102		50,829
Corporate and other		324		405		378
Consolidated depreciation and amortization	$	35,046	$	36,507	$	51,207

The geographic location of our property, plant and equipment, net of accumulated depreciation, is as follows at December 31:

		2024		2023
United States	$	104,722	$	102,894
Germany		24,445		26,236
Canada		63		76
France		45		58
Rest of the world		1		3
Total	$	129,276	$	129,267

		2024		2023		2022
Acquisition of property, plant and equipment:						
Arcadia Products	$	3,976	$	6,051	$	7,168
DynaEnergetics		6,636		6,545		5,660
NobelClad		5,751		2,944		5,298
Segment acquisition of property, plant and equipment		16,363		15,540		18,126
Corporate and other		921		434		458
Consolidated acquisition of property, plant and equipment	$	17,284	$	15,974	$	18,584

The disaggregation of revenue earned from contracts with customers is based on the geographic location of the customer. For Arcadia Products, net sales have been presented consistent with United States regional definitions as provided by the American Institute of Architects. For DynaEnergetics and NobelClad, all net sales are from products shipped from our manufacturing facilities and distribution centers located in the United States, Germany, and Canada. The following represents our net sales based on the geographic location of the customer for years ended December 31:

Arcadia Products

	2024	2023	2022
West	$ 207,642	$ 237,629	$ 235,705
South	23,393	30,055	37,061
Northeast	9,957	21,582	14,103
Midwest	8,771	9,643	12,658
Total Arcadia Products	$ 249,763	$ 298,909	$ 299,527

DynaEnergetics

	2024	2023	2022
United States	$ 220,114	$ 245,391	$ 211,025
Canada	21,818	23,404	17,156
Oman	7,497	7,833	3,188
India	6,314	2,179	1,154
Kuwait	5,921	4,980	1,801
Egypt	3,409	2,340	5,780
Iraq	510	6,034	3,574
Rest of the world[1]	22,103	22,865	20,649
Total DynaEnergetics	$ 287,686	$ 315,026	$ 264,327

[1] Rest of the world does not include any individual country comprising sales greater than 2% of total DynaEnergetics revenue.

NobelClad

	2024	2023	2022
United States	51,275	53,024	38,818
Canada	10,625	7,588	9,610
Germany	9,353	4,695	4,630
Saudi Arabia	4,702	3,542	2,212
China	4,689	6,438	3,902
United Arab Emirates	3,551	4,485	3,582
Netherlands	3,379	1,656	2,094
France	2,684	2,988	2,057
Australia	1,386	1,181	1,799
Italy	1,357	2,064	1,766
India	1,056	307	3,116
South Korea	850	4,562	3,242
Sweden	673	2,011	3,743
Rest of the world [1]	9,822	10,712	9,661
Total NobelClad	$ 105,402	$ 105,253	$ 90,232

[1] Rest of the world does not include any individual country comprising sales greater than 2% of total NobelClad revenue.

During the years ended December 31, 2024 and 2023, one DynaEnergetics customer accounted for approximately 23% and 15%, respectively, of consolidated net sales. During the year ended December 31, 2022, no single customer accounted for greater than 10% of total net sales. As of December 31, 2024 and 2023, one DynaEnergetics customer accounted for approximately 30% and 32% of consolidated accounts receivable, respectively.

12. DERIVATIVE INSTRUMENTS

We are exposed to foreign currency exchange risk resulting from fluctuations in exchange rates, primarily the U.S. dollar to the euro, the U.S. dollar to the Canadian dollar and, to a lesser extent, other currencies, arising from intercompany and third-party transactions entered into by our subsidiaries that are denominated in currencies other than their functional currency. Changes in exchange rates with respect to these transactions result in unrealized gains or losses if such transactions are unsettled at the end of the reporting period or realized gains or losses at settlement of the transaction. We use foreign currency forward contracts to offset foreign exchange rate fluctuations on foreign currency denominated asset and liability positions. None of these contracts are designated as accounting hedges, and all changes in the fair value of forward contracts are recognized in "Other expense, net" within our Consolidated Statements of Operations.

We execute derivatives with a specialized foreign exchange brokerage firm as well as other large financial institutions. The primary credit risk inherent in derivative agreements is the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. We perform a review of the credit risk of our counterparties at the inception of the contract and on an ongoing basis. We anticipate that our counterparties will be able to fully satisfy their obligations under the agreements but will take action if doubt arises regarding the counterparties' ability to perform.

As of December 31, 2024 and 2023, the notional amounts of forward currency contracts the Company held were $8,331 and $32,310, respectively. At December 31, 2024 and 2023, the fair value of outstanding forward contracts was $0.

The following table reflects the location and amount of net (losses) gains from hedging activities for the years presented. These hedging net (losses) gains offset foreign currency gains and losses recorded in the normal course of business, which are not shown below.

Derivative type	Income Statement Location	2024	2023	2022
Foreign currency contracts	Other expense, net	$ (1,893)	$ 13	$ 352

13. COMMITMENTS AND CONTINGENCIES

Contingent Liabilities

The Company records an accrual for contingent liabilities when a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, that amount is accrued. When no amount within a range of loss appears to be a better estimate than any other amount, the lowest amount in the range is accrued.

Legal Proceedings

In the ordinary course of its business, the Company is involved in lawsuits and claims, both actual and potential. In addition to the matters discussed below, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against the Company, including those pertaining to environmental, safety and health, commercial, tax, product liability, intellectual property infringement and employment matters, and other actions and claims arising out of the normal course of business. Although it is difficult to accurately predict the outcome of any such proceedings, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

<u>Stockholder Litigation</u>

On December 6, 2024, Samuel Garson, individually and on behalf of a putative class, filed a securities class action lawsuit in the United States District Court for the District of Colorado against the Company and other defendants (collectively, the "Defendants"). The complaint asserts violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b5-1 promulgated thereunder on behalf of a putative class of all persons who purchased the Company's securities between May 3, 2024 and November 4, 2024. In particular, the complaint alleges that the Defendants made false and misleading statements during the class period concerning the Company's business resulting in injury to the purported class members. On January 27, 2025, a second securities class action lawsuit was filed in the same District Court by Alessandro Laurent, individually and of behalf of a putative class, asserting substantially the same allegations, but on behalf of all purchasers of the Company's securities between January 29, 2024 and November 4, 2024. Both complaints seek certification of a class of purchasers of the Company's securities during the respective class periods and an award of damages, interest, costs and expenses (including attorney's fees) to the respective plaintiffs and class members. The Company intends to vigorously defend itself against these complaints. Due to the nature of these matters and inherent uncertainties, it is not possible to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, in this circumstance.

<u>Environment Matter</u>

On February 21, 2024, Los Angeles Waterkeeper (Waterkeeper) sent Arcadia Products a 60-day Notice of Intent (NOI) to file a citizen suit related to alleged stormwater-related violations of the Clean Water Act at three Arcadia Products facilities located in Vernon, California. The alleged violations include exceedances of discharge-related requirements and limitations, certain alleged stormwater pollution prevention plan inadequacies, and certain monitoring and reporting violations. The Company has engaged an engineering and consulting firm to assist the Company in investigating the allegations and in responding to the NOI. On April 26, 2024, Waterkeeper filed a complaint in the U.S. District Court for the Central District of California under the citizen suit provisions of the Clean Water Act. On October 16, 2024, the Company entered into a settlement with Waterkeeper in the form of a Consent Decree to settle the alleged violations. The Consent Decree requires the Company to undertake certain improvements to its stormwater management infrastructure and practices at all three facilities over the next several years. It also required the Company to reimburse Waterkeeper for $70 in claimed costs and spend $100 on a Supplemental Environmental Project. The Consent Decree was approved by the U.S. Department of Justice and Court.

The Company also has been in contact with the Los Angeles Regional Water Quality Control Board (LARWQCB) to address certain alleged violations of stormwater regulatory requirements that may be subject to mandatory minimum penalties under applicable California law. The Company cannot predict how this matter will be resolved, but has accrued $762 in aggregate to address these potential claims.

14.   STRATEGIC REVIEW EXPENSES

In January 2024, the Company announced that the Board had initiated a review of strategic alternatives for the DynaEnergetics and NobelClad segments. In conjunction with the Board's consideration of various strategic, business, and financial alternatives, during the year ended December 31, 2024, the Company incurred expenses of $7,765, which primarily included $4,076 in professional service fees and $2,988 in employee retention compensation, including $372 of stock-based compensation.

In October 2024, the Company announced that the Board was no longer actively marketing the DynaEnergetics and NobelClad segments.

ITEM 9.　　　　**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There are no changes in or disagreements with accountants on accounting and financial disclosure for the fiscal year ended December 31, 2024.

ITEM 9A.　　　　**Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our Interim Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Company's Interim Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024. Our management's annual report on internal control over financial reporting is set forth below.


Management's Report on Internal Control over Financial Reporting


The management of DMC Global Inc. ("DMC" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of DMC's management, including its Interim Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of DMC's internal control over financial reporting as of December 31, 2024 based on the 2013 framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. In designing and evaluating the internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based upon this evaluation, our Interim Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our internal controls over financial reporting were effective.

DMC's internal control over financial reporting as of December 31, 2024 has also been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which expressed an unqualified opinion and is included elsewhere herein.


Changes in Internal Control Over Financial Reporting


There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) during the fourth quarter of 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of DMC Global Inc.

Opinion on Internal Control Over Financial Reporting

We have audited DMC Global Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DMC Global Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and redeemable noncontrolling interest and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 24, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Denver, Colorado
February 24, 2025

ITEM 9B. **Other Information**

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

ITEM 10.   **Directors, Executive Officers and Corporate Governance**

The information required by Item 10 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Stockholders under the captions "Proposal 1: Election of Directors," "Executive Officers," "Board of Directors," "Corporate Governance," "Report of the Audit Committee of the Board of Directors," and "Delinquent Section 16 Reports" (to the extent reported therein), and the information therein is incorporated herein by reference.

ITEM 11.   **Executive Compensation**

The information required by Item 11 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Stockholders under the captions "Executive Compensation," "Summary Compensation Table For Fiscal Year 2024," "Pay Versus Performance," "Grants of Plan-Based Awards," "Employment Agreements," "Outstanding Equity Awards at Fiscal Year-End 2024," "Stock Vested During 2024," "Non-Qualified Deferred Compensation," "Potential Payments Upon Termination," "Director Compensation," and "CEO Pay Ratio for Fiscal Year 2024," and the information therein is incorporated herein by reference.

ITEM 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by Item 12 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Stockholders under the captions "Equity Compensation Plan Information," and "Security Ownership of Certain Beneficial Owners and Management," and the information therein is incorporated herein by reference.

ITEM 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by Item 13 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Stockholders under the captions "Certain Relationships and Related Transactions" and "Board of Directors," and the information therein is incorporated herein by reference.

ITEM 14.   **Principal Accountant Fees and Services**

The information required by Item 14 of Form 10-K will appear in the Company's proxy statement for its 2025 Annual Meeting of Stockholders under the caption "Proposal 4: Ratification of Independent Registered Public Accounting Firm" and the information therein is incorporated herein by reference.

ITEM 15. **Exhibits and Financial Statement Schedules**

(a)(1) **Financial Statements**

See Index to Financial Statements in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and accompanying notes included in this Form 10-K.

(a)(3) **Exhibits**

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Commission on November 4, 2016).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed with the Commission on August 4, 2022).
3.3	Certificate of Correction of Certificate of Amendment of DMC Global Inc. filed on August 14, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Amendment No. 1 to Current Report on Form 8-K filed on August 15, 2024).
3.4	Amended and Restated Bylaws of DMC Global Inc., adopted on May 15, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 20, 2024).
3.5	Certificate of Designation, Preferences and Rights of Series B Participating Preferred Stock of DMC Global Inc., dated June 5, 2024 (incorporated by reference to the exhibit of the same number in the Company's Current Report on Form 8-K filed on June 6, 2024).
4.1	Description of Capital Stock.
4.2	Stockholder Protection Rights Agreement, dated as of June 5, 2024, between DMC Global Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to the exhibit of the same number in the Company's Current Report on Form 8-K filed on June 6, 2024).
10.1	First Amendment to the Credit Agreement, dated February 6, 2024, by and between DMC Global Inc., certain of its domestic subsidiaries as borrowers, the lenders party thereto and KeyBank National Association, as administrative agent, a swing line lender and an issuing lender (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on February 6, 2024).
10.2	Credit Agreement dated as of December 23, 2021, by and among the Company, the borrowers party thereto, the guarantors party thereto, the Lenders party thereto, and KeyBank National Association, as administrative agent. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on December 28, 2021).
10.3	Second Amended and Restated Limited Liability Company Agreement of Arcadia Products, LLC, dated February 28, 2023, by and among Arcadia Products, LLC, DMC Global Inc., DMC Korea, Inc., and New Arcadia Holdings, Inc.(incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Commission on May 4, 2023).
10.4	Amendment to Second Amended and Restated Limited Liability Company Agreement of Arcadia Products, LLC, dated December 3, 2024, by and among Arcadia Products, LLC, DMC Global Inc., DMC Korea, Inc., and New Arcadia Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 4, 2024).
10.5	Executive Employment Agreement, dated December 23, 2021, by and among James Schladen, DMC Global Inc. and Arcadia Products, LLC. (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Commission on December 28, 2021).
10.6	Restrictive Covenant Agreement, dated December 23, 2021, by and among James Schladen and Victoria Schladen, individually and as trustees of the Schladen Family Trust, Arcadia Products, LLC and DMC Global Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the Commission on December 28, 2021).
10.7	Novated Promissory Note, dated December 31, 2023, issued by Synergex Arcadia Holdings LLC, to DMC Global Inc.

Exhibit Number	Description
10.8	Management Services Agreement, dated December 23, 2021, between Arcadia Products, LLC and DMC Global Inc. (incorporated by reference to Exhibit 10.6 of the Company's Form 8-K filed with the Commission on December 28, 2021).
10.9	Novated Consulting Services Agreement, dated December 31, 2023, between Synergex Arcadia Holdings LLC to DMC Global Inc.
10.10	Equity Purchase Agreement, dated December 16, 2021, by and among DMC Global Inc., Arcadia, Inc., New Arcadia Holdings, Inc. and each of the shareholders of Arcadia named therein. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on December 21, 2021).
10.11	Employment Agreement, dated as of March 1, 2013, by and between the Company and Kevin Longe (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K filed with the Commission on March 14, 2013). *
10.12	Severance and Release Agreement, dated as of February 13, 2023, by and between the Company and Kevin Longe (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 16, 2023). *
10.13	Employment Offer Letter dated February 23, 2014, from the Company to Michael L. Kuta (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on March 31, 2014). *
10.14	Employment Offer Letter dated August 4, 2023, from the Company to Michael Kuta (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on August 7, 2023).*
10.15	Employment Agreement dated July 26, 2013, from the Company to Ian Grieves (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed with the Commission on March 9, 2017). *
10.16	Retention Agreement dated February 16, 2024, by and between the Company and Ian Grieves (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Commission on May 2, 2024).*
10.17	Employment Offer Letter dated July 17, 2016, from the Company to Michelle H. Shepston (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed with the Commission on March 9, 2017). *
10.18	Amendment to Employment Offer Letter dated March 3, 2024, from the Company to Michelle H. Shepston. *
10.19	Employment Agreement dated July 24, 2020 from the Company to Antoine Nobili (incorporate by reference to Exhibit 10.10 to the Company's Form 10-K filed with the Commission on February 22, 2021). *
10.20	Employment Offer Letter dated December 20, 2022, from the Company to Eric Walter (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on January 20, 2023).*
10.21	Employment Offer Letter dated November 20, 2022, from Arcadia to James Chilcoff (incorporate by reference to Exhibit 10.18 to the Company's Form 10-K filed with the Commission on February 23, 2024).*
10.22	Severance and Release Agreement, dated as of October 16, 2024, by and between the Company and James Chilcoff.*
10.23	Severance and Release Agreement, dated as of March 15, 2023, by and between the Company and James Schladen (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 4, 2023).*
10.24	Interim President and Chief Executive Officer Letter Agreement between DMC Global Inc. and James O'Leary effective November 29, 2024 and entered into on December 11, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 16, 2024).*
10.25	Performance-Based Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Commission on May 24, 2013). *
10.26	Amended and Restated Nonqualified Deferred Compensation Plan. (incorporated by reference to Exhibit 10.13 to the Company's Form 10-K filed with the Commission on March 8, 2018) *
10.27	First Amendment to the Amended and Restated Nonqualified Deferred Compensation Plan. *
10.28	Second Amendment to the Amended and Restated Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.22 to the Company's Form 10-K filed with the Commission on February 23, 2024).*
10.29	Third Amendment to the Amended and Restated Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K filed with the Commission on February 23, 2024).*
10.30	2016 Omnibus Incentive Plan dated November 4, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on November 4, 2016).
10.31	Form of Executive Officer Restricted Stock Award Agreement under 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed with the Commission on March 9, 2017). *
10.32	Form of Director Restricted Stock Award Agreement under 2016 Omnibus Incentive Plan. (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K filed with the Commission on March 8, 2018)
10.33	Form of Executive Officer Restricted Stock Unit Agreement under 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K filed with the Commission on March 9, 2017). *
10.34	Form of Executive Officer Performance Unit Agreement under 2016 Omnibus Incentive Plan (incorporated by reference Exhibit 10.20 to the Company's Form-10-K filed with the Commission on March 1, 2022).*

Exhibit Number	Description
10.35	Form of Indemnification Agreement. *
10.36	Form of RSA Retention Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Commission on November 19, 2024). *
10.37	Form of Cash Retention Letter Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Commission on November 19, 2024). *
10.38	Sublease for Dunbar, Pennsylvania clad metal shooting site dated December 16, 2000 by and between Mypodiamond, Inc. and the Company. (incorporated by reference to Exhibit 10.22 to the Company's Form 10-K filed with the Commission on March 8, 2018)
10.39	Sublease for Dunbar, Pennsylvania clad metal shooting site dated May 7, 2024 by and between Pureon Inc. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 13, 2024).**
10.40	License Agreement dated July 29, 2008 by and between Coolspring Stone Supply Company, Inc. ("CSSC") and the Company. (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K filed with the Commission on March 8, 2018)
10.41	First Amendment to License Agreement dated September 24, 2012 by and between CSSC and the Company. (incorporated by reference to Exhibit 10.24 to the Company's Form 10-K filed with the Commission on March 8, 2018)
10.42	Second Amendment to License Agreement dated March 31, 2018 by and between CSSC and the Company (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed with the Commission on February 21, 2019).
10.43	Third Amendment to License Agreement dated July 1, 2022 by and between CSSC and the Company (incorporated by reference to Exhibit 10.31 to the Company's Form 10-Q filed with the Commission on November 3, 2022)
10.44	Risk Allocation, Consulting and Services Agreement dated April 1, 2008 by and between Snoddy Management, Inc. ("SMI") and the Company. (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed with the Commission on March 8, 2018)
10.45	First Amendment to Risk Allocation, Consulting and Services Agreement dated September 24, 2012 by and between SMI and the Company. (incorporated by reference to Exhibit 10.26 to the Company's Form 10-K filed with the Commission on March 8, 2018)
10.46	Second Amendment to Risk Allocation, Consulting and Services Agreement dated March 31, 2018 by and between SMI and the Company (incorporated by reference to Exhibit 10.28 to the Company's Form 10-K filed with the Commission on February 21, 2019).
10.47	Third Amendment to Risk Allocation, Consulting and Services Agreement dated July 1, 2022 by and between SMI and the Company (incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q filed with the Commission on November 3, 2022)
10.48	Company's Employee Stock Purchase Plan, as amended (incorporated by reference from Appendix A to the Company's Definitive Proxy Statement filed April 5, 2017, relating to the Company's 2017 Annual Meeting of Stockholders).*
10.49	Lease Agreement for Broomfield, Colorado office space dated August 20, 2018 between Semaho, Inc. and the Company (incorporated by reference to Exhibit 10.28 to the Company's Form 10-Q filed on October 25, 2018).
10.50	Services Agreement dated March 16, 2023 by and between James Schladen and Arcadia Products, LLC (incorporated by reference to Exhibit 10.41 to the Company's Form 10-K filed on February 27, 2024).
10.51	Cooperation Agreement, dated as of March 14, 2024, by and among the Company, Bradley L. Radoff and The Radoff Family Foundation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 15, 2024.
10.52	Letter Agreement, effective as of October 16, 2024, between DMC Global Inc. and James O'Leary. *
19.1	DMC Global Inc. Insider Trading Policy.
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Form 10-K filed on February 27, 2023).
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of the Interim President and Chief Executive Officer pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Interim President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	DMC Global Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Form 10-K filed on February 23, 2024).
101	The following materials from the Annual Report on Form 10-K of DMC Global Inc. for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive (Loss) Income, (iv) the Consolidated Statement of Stockholders' Equity and Redeemable Noncontrolling Interest, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.**

* Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

ITEM 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DMC Global Inc.

February 24, 2025   By: /s/ Eric V. Walter

Eric V. Walter

Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ James O'Leary	Executive Chairman, Interim President and Chief Executive Officer	February 24, 2025
James O'Leary	(Principal Executive Officer)	
/s/ Eric V. Walter	Chief Financial Officer	February 24, 2025
Eric V. Walter	(Principal Financial Officer)	
/s/ Brett Seger	Chief Accounting Officer	February 24, 2025
Brett Seger	(Principal Accounting Officer)	
/s/ Ruth I. Dreessen	Director	February 24, 2025
Ruth I. Dreessen		
/s/ Michael A. Kelly	Director	February 24, 2025
Michael A. Kelly		
/s/ Simon Bates	Director	February 24, 2025
Simon Bates		
/s/ Clifton Peter Rose	Director	February 24, 2025
Clifton Peter Rose		
/s/ Ouma Sananikone	Director	February 24, 2025
Ouma Sananikone		